

Notice of 2022 Annual Meeting and Proxy Statement

Miami, Florida | June 2, 2022

Who We Are

We are one of the leading cruise companies in the world. We operate three global cruise brands: Royal Caribbean International, Celebrity Cruises and Silversea Cruises (collectively, our "Global Brands"). We also own a 50% joint venture interest in TUI Cruises GmbH that operates the German brands TUI Cruises and Hapag-Lloyd Cruises (collectively, our "Partner Brands"). Together, our Global Brands and our Partner Brands operate a combined total of 61 ships in the cruise vacation industry with an aggregate capacity of approximately 140,855 berths as of December 31, 2021.





















Letter from the Chief Executive Officer



"We are focused on elevating innovation, building on our record of achievement, and growing with purpose for our people, our guests, our shareholders and the communities we serve. Together with our award-winning brands, we remain committed to delivering the best vacation experiences in a responsible way."

Jason T. Liberty
President and Chief Executive Officer

Dear Fellow Shareholders,

As I reflect on this past year, I am tremendously proud of everything our employees, crew members and leadership teams have achieved to help us return to service after 15 months of being shut down due to the COVID-19 pandemic. It was truly an amazing moment in June 2021 to welcome back our first guests in the U.S. and to resume delivering on our purpose as an organization – to provide the best vacations in the world in a responsible way.

Our Leadership Transitions

In December, my colleague, mentor and friend, Richard Fain, announced he would step down from his role as Chief Executive Officer after 33 years. There is no doubt Richard's legacy will live on for many years. I am incredibly humbled and honored to be the next President and Chief Executive Officer of the Royal Caribbean Group and to partner with Richard in his role as Chairman of our Board of Directors. Additionally, we welcomed Naftali Holtz to the role of Chief Financial Officer. Naftali is a strong leader and has been a great partner in strengthening our financial condition as we continue our recovery efforts.

Our Commitment to ESG

In addition to a healthy return to sailing, we are steadfast in our commitment to environmental, social and governance (ESG) practices and the destinations we visit and the communities we serve. And as always, we continue to drive toward innovation, continuous improvement and doing the best we can for all of our stakeholders through a variety of efforts and initiatives. For example, last October, we announced our most exciting destination yet – Destination Net Zero – which outlined our aim to achieve net zero emissions by 2050. This ambitious strategy to cut emissions, protect our oceans and ensure the viability of our destinations builds upon our environmental journey that began 30 years ago with our *Save the Waves* campaign. We also continue to make progress in other areas of our ESG strategy, specifically in diversity, equity and inclusion and governance.

Our Future

As we continue to navigate the pandemic, we are focused on our full return to service, with our goal to have all of our ships back at sea as soon as possible. We and our award-winning brands, Celebrity Cruises, Royal Caribbean International, Silversea Cruises, TUI Cruises and Hapag-Lloyd Cruises remain committed to delivering the very best vacation experiences.

I believe the coming months and years will be transformational for our company, and I am excited about our future. I know expectations are high for our long-term growth and success, as they should be. We are all committed to exceeding those expectations every day, and I thank you for your continued support and dedication to Royal Caribbean Group.

Sincerely,

Jason T. Liberty
President and Chief Executive Officer



2021 Performance Highlights

Navigating the Pandemic and Recovering from the Crisis – Key 2021 Successes

Leading the Industry in a Return to Service



Brought back 37K+ employees

85%

Fleet capacity operational by 12/31 fastest return in the industry



Lowest out of service cash burn per berth versus our peers

1.3 M

1.3 million guests served in 2021 with only 0.19% COVID-19 positivity rate due to highly effective health and safety protocols

Enhancing Platform for Long-Term Growth



Launched 2 new ships

Strong pipeline capacity with 12 new ships 2022-2026

350

Destinations visited

Advanced critical port and destination efforts for a diversified port portfolio



Introduced frictionless digital commerce – enhancing guest experience and providing tools to increase revenue



Record guest satisfaction scores and strong onboard revenue drove total revenue per passenger cruise day in Q4 up 10% vs record 2019 levels

Journey Back to Strong Financial Results

>$3 B

Year-end liquidity



Reduced cost of debt funding by over 500bps (vs. 2020)



Successfully refinanced $2.3 billion of crisis debt on an unsecured basis at lower cost



By 4th Quarter, total cash flows from ships in operation turned positive

ESG is Core to our Business



Developed a strategic ESG Framework, setting a foundation to guide our decision-making, including adding a new Chief ESG Officer



Launched Destination Net Zero to chart a course toward achieving net zero cruise ship by 2035 and enterprise net zero by 2050

7

7 times recognized as a World's Most Ethical Company by Ethisphere



Named as 2021 Forbes Best Employer for Diversity in recognition of our DEI efforts





Proxy Summary

We look forward to welcoming you to our 2022 Annual Meeting of Shareholders. This important meeting provides the Board of Directors and management with an opportunity to receive collective feedback from you, our shareholders. We place significant value on your opinion, and we have strived to highlight in this summary key information for your consideration. We recommend, however, that you read the entire proxy statement carefully before voting.

PROPOSAL 1

Election of Directors

The board recommends a vote "FOR" each nominee.

Director Nominees

	Name and Primary Occupation	Age	Director Since	Committee Membership AC	TCC	NGC	SESH
	John F. Brock IND Former Chairman & CEO, Coca-Cola European Partners	73	2014		Member	Member	
	Richard D. Fain Chairman, Former CEO Royal Caribbean Group	74	1981				
	Stephen R. Howe, Jr. IND Former U.S. Chairman & Managing Partner, Ernst & Young	60	2018	Member		Chair	
	William L. Kimsey LEAD DIRECTOR Former CEO, Ernst & Young Global	79	2003	Chair		Member	
	Michael O. Leavitt IND Co-Chairman, Health Management Associates and Chairman, Leavitt Equity Partners	71	2022				Member
	Jason T. Liberty President and CEO, Royal Caribbean Group	46	2022				
	Amy McPherson IND Former President & Managing Director, Europe, Marriott	60	2020		Member		
	Maritza G. Montiel IND Former Deputy CEO & Vice Chairman, Deloitte	70	2015	Member			
	Ann S. Moore IND Former Chairman & CEO, Time	71	2012		Member		
	Eyal M. Ofer IND Chairman, Ofer Global and Zodiac Group	71	1995			Member	Member
	William K. Reilly IND Founding Partner, Aqua International Partners	82	1998				Chair
	Vagn O. Sørensen IND Former President & CEO, Austrian Airlines Group	62	2011	Member	Chair		
	Donald Thompson IND Former President & CEO, McDonald's	59	2015		Member		Member
	Arne Alexander Wilhelmsen IND Chairman, AWILHELMSEN AS	56	2003			Member	Member

AC Audit Committee
NGC Nominating and Corporate Governance Committee
SESH Safety, Environment, Sustainability and Health Committee
TCC Talent and Compensation Committee
● Chair
● Member

Proxy Summary

Board Snapshot

Diversity



- 3 Women
- 2 Ethnically/ Racially Diverse
- 1 Hispanic
- 1 African American

Independence

Independent

12/14

Non-independent

2/14

Tenure



- 6 directors 0-6 years
- 5 directors 13+ years
- 3 directors 7-13 years

Age



- 1 40s
- 2 50s
- 3 60s
- 8 Over 70

Skills and Experience

INDUSTRY	Experience in industries such as hospitality, travel, tourism and shipping results in a deep understanding of consumer expectations and business strategy	**7**/14
EXECUTIVE LEADERSHIP	Valuable in understanding and managing a range of corporate governance, risk management, strategic planning, finance, operational and management and succession planning matters	**14**/14
REGULATED BUSINESS	Familiarity with highly regulated industries can provide the Board with insight and understanding of effective strategies in managing the complex political and regulatory landscape in which we operate	**7**/14
GOVERNMENT / PUBLIC POLICY	Helpful to oversee management's interactions with governing authorities while achieving desired business objectives	**2**/14
SUSTAINABILITY / ENVIRONMENTAL	Strengthens the Board's oversight and assures that strategic business imperatives and long-term value creation are achieved within a sustainable, environmentally focused model	**8**/14
FINANCE / ACCOUNTING	Valuable in contributing to and overseeing strong financial planning, reliable financial information, robust controls and financial reporting	**6**/14
GLOBAL ENTERPRISE	Experience with a global enterprise or with international markets aids the Board in understanding diverse business environments, economic conditions, and cultures associated with our global workforce and activities	**12**/14
TECHNOLOGY / INNOVATION / CYBERSECURITY	Helps management address emerging risks, innovation and competitiveness in the digital age	**8**/14
CONSUMER BUSINESS	Valuable as the Company seeks to provide all cruising guests with memorable vacation experiences and superior customer service	**8**/14
RISK MANAGEMENT	Enables directors to effectively anticipate and oversee the most significant risks facing the Company	**14**/14



PROPOSAL 2

Advisory Vote to Approve the Compensation of Our Named Executive Officers

The board recommends a vote **"FOR"** this proposal.



"Our fundamental compensation philosophy remains unchanged – we strive to construct compensation arrangements for our executives that align their interests with those of our shareholders. The pandemic presented unique challenges for the cruise industry in 2021, but we were able to maintain our pay-for-performance focus and effectively motivate management to achieve objectives critical to the Company's return to financial health and profitability."

Vagn O. Sørensen,
Chairman, Talent and Compensation Committee



Executive Compensation Program

Compensation Elements

We provide compensation to our executives consisting of three principal elements: base salary, performance-based annual incentive bonus and long-term equity awards. The objectives and key features of each pay element are described below.

			Pay Elements			
			CEO	**Other NEOs**	**Objective**	**Key Features**
Fixed	Cash Compensation	**Base Salary**	8%	17%	• Provide a base level of steady income in line with expertise, experience, tenure, performance, potential and scope of responsibility	• Set annually based on market competitiveness and in line with performance and contributions to the achievement of Company goals • No increases for 2021
Variable	Cash Compensation	**Performance-Based Annual Incentive**	19%	22%	• To focus executives on annual financial and operational performance • To reward executives for performance relative to our short-term goals and initiatives	• Target bonus for each NEO is set early in the year and actual value realized will adjust based on Company, brand and individual performance
Variable	Equity Compensation	**Performance-Based Restricted Shares**	55%	37%	• Structured to align with shareholder interests, reward the achievement of long-term goals and promote stability and corporate loyalty among the executives	• Earned only if specified financial performance measures are met • Typically, with a three-year performance measure • 2021 Actual payout ranges from 0% to 200% of target award opportunity amount • 2021 Awards based on ROIC, Adjusted EPS and leverage ratio performance
Variable	Equity Compensation	**Time-Based Restricted Stock Units**	18%	24%	• Multi-year vesting requirements align our executives' interests with our shareholders and incentivize retention of our executive talent	• Generally, vest in four equal annual installments, starting on the first anniversary of the grant date







PROPOSAL 3

Ratification of Principal Independent Registered Public Accounting Firm

The board recommends a vote "FOR" this proposal.

Aggregate fees for professional services rendered by PricewaterhouseCoopers LLP for the fiscal years ended December 31, 2021 and 2020 were:

	2021	2020
Audit fees	$ 4,967,736	$ 5,718,226
Audit-related fees	$ 193,375	$ 190,265
Tax fees	$ 10,902	$ 14,616
All other fees	$ 10,000	$ 10,000
Total	**$ 5,182,013**	**$ 5,933,107**

PROPOSAL 4

Approval of Amended and Restated 2008 Equity Incentive Plan

The board recommends a vote "FOR" this proposal.

We are asking shareholders to approve an amendment and restatement of our 2008 Equity Incentive Plan to, among other things, increase the number of shares of common stock reserved for issuance thereunder by 9.5 million shares. This amendment and restatement of the 2008 Plan (the "Amended Plan") was recommended by our Talent and Compensation Committee. If approved by our shareholders, the Amended Plan will become effective as of the date of the Annual Meeting.

Table of Contents

Notice of Annual Meeting of Shareholders



DATE & TIME
Thursday,
June 2, 2022
9:00 A.M., ET



LOCATION
JW Marriott Marquis
Miami, 255 Biscayne
Boulevard Way,
Miami, Florida 33131



RECORD DATE
Persons holding
shares of our
common stock as of
the close of business
on April 7, 2022 are
entitled to notice of
and to vote at the
Annual Meeting or
any adjournment
thereof.

How to Vote



BY INTERNET
www.proxyvote.com



BY TELEPHONE
1-800-690-6903



BY MAIL
Mark, sign and date
your proxy card and
return in the postage-
paid envelope we
have provided.

Items of Business

1. Election of 14 directors to the Board
   Recommendation: **FOR**   Page Reference: 10

2. Say-on-pay: advisory vote to approve the compensation of our named executive officers
   Recommendation: **FOR**   Page Reference: 43

3. Ratification of the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2022
   Recommendation: **FOR**   Page Reference: 82

4. Approval of Amended and Restated 2008 Equity Incentive Plan
   Recommendation: **FOR**   Page Reference: 85

Shareholders also will transact such other business as may properly come before the Annual Meeting and any adjournment thereof.

We will furnish our proxy materials over the Internet as permitted by the rules of the U.S. Securities and Exchange Commission. As a result, we are sending a Notice of Internet Availability of Proxy Materials rather than a full paper set of the proxy materials, unless you previously requested to receive printed copies. The Notice of Internet Availability of Proxy Materials contains instructions on how to access our proxy materials on the Internet, as well as instructions on how shareholders may obtain a paper copy of the proxy materials. This process will reduce the costs associated with printing and distributing our proxy materials.

Internet voting is available to make it easier for you to vote in advance of the Annual Meeting. The instructions on the Notice of Internet Availability of Proxy Materials or your proxy card describe how to use these convenient services.

All shareholders are cordially invited to attend the Annual Meeting in person. Whether or not you expect to attend, you are urged to vote as soon as possible by Internet or mail so that your shares may be voted in accordance with your wishes. Granting a proxy does not affect your right to revoke it later or to vote your shares in the event you attend the Annual Meeting.

R. Alexander Lake
Senior Vice President, Chief Legal Officer and Secretary
Royal Caribbean Cruises Ltd.
April 19, 2022

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE SHAREHOLDER MEETING TO BE HELD ON JUNE 2, 2022

On or about April 19, 2022, we mailed a Notice of Internet Availability of Proxy Materials containing instructions on how to access our proxy statement and 2021 annual report. These materials are available online at proxyvote.com.



Corporate Governance and Board Matters

Election of Directors

 The board recommends a vote **"FOR"** this proposal.

Our Board currently has 14 members, each of whom is standing for re-election to hold office until the next Annual Meeting of Shareholders and until their successors are duly elected and qualified. Each candidate has consented to being named in this proxy statement and serving as a director, if elected. However, if any nominee is not able to serve, the Board can either nominate a different person or reduce the size of the Board. If the Board nominates another individual, the persons named as proxies may vote for that nominee.

 **The Board unanimously recommends that shareholders vote "FOR" the election of each of the nominees for director named below.**

Our Director Nominees

Our Board is made up of a diverse group of leaders with substantial experience in their respective fields. Our director nominees hold and have held senior positions as leaders of various large and complex businesses and organizations and in government, demonstrating their ability to develop and execute significant policy and operational objectives at the highest levels. Our nominees include current and former chief executive officers, chief financial officers, chief operating officers and other members of senior management of large, global businesses. Through these roles, our nominees have developed expertise in, among other things, core business strategy, operations, finance, human capital management and leadership development, compliance, controls and risk management, as well as the skills to respond to rapidly evolving business environments and to foster innovation and business transformation. Additionally, our nominees' experience serving in government and on other boards brings valuable knowledge and expertise, including in the areas of public policy, governance, succession planning, financial reporting and regulatory compliance. Our Board believes that the combination of the various skills, qualifications and experiences of the director nominees contributes to an effective and well-functioning Board and that, individually and as a whole, the director nominees possess the necessary qualifications to provide effective oversight and strategic guidance.

We have included below detailed biographical information for each director nominee, including career highlights, other public directorships and select professional and community contributions, along with the top qualifications, experience, skills and expertise we believe each director brings to our Board. Our Board considered all of these attributes when deciding to nominate these individuals to the Board.



Age: 73

Director Since:
February 2014

Committees:
Nominating
and Corporate
Governance
Committee; Talent
and Compensation
Committee

**Other Public
Company Boards:**
None

John F. Brock

BACKGROUND:

Mr. Brock retired as Chief Executive Officer of Coca Cola European Partners in December 2016, having served in that role since the formation of that company in May 2016. Prior to that, Mr. Brock served as Chairman and Chief Executive Officer of Coca Cola Enterprises Inc. since April 2008 and as Chief Executive Officer since April 2006. From February 2003 until December 2005, Mr. Brock was Chief Executive Officer of InBev, S.A., a global brewer, and from March 1999 until December 2002, he was Chief Operating Officer of Cadbury Schweppes plc, an international beverage and confectionery company. From April 2007 to December 2007, Mr. Brock served as a director of Dow Jones & Company, Inc., a publisher and provider of global business and financial news. From 2004 to 2006, he served as a director of the Campbell Soup Company, a global manufacturer and marketer of branded convenience food products. From 2003 to 2005, he served as a director of Interbrew / Inbrew, a beer brewing company. He also served as a director of Reed Elsevier, a publisher, from 1997 to 2003. Mr. Brock is a Trustee of the Georgia Tech Foundation, Director of Horizons Atlanta, a philanthropic organization that enhances education for underserved children, and a member of the Smithsonian National Board. Mr. Brock also is a member of the Advisory Board of BIP Capital, a venture capital firm.

SPECIFIC QUALIFICATIONS, ATTRIBUTES, SKILLS AND EXPERIENCE:

Mr. Brock brings senior leadership and strategic and global expertise from his most recent position as Chairman and Chief Executive Officer of one of the world's largest independent Coca-Cola bottlers. Prior to his retirement, Mr. Brock demonstrated effective and efficient leadership of a complex, publicly traded company competing in the highly competitive international beverage industry.



Chairman of the Board

Age: 74

Director Since:
January 1981

Committees:
None

Other Public Company Boards:
None

Richard D. Fain

BACKGROUND:

Mr. Fain has served as a director of the Company since 1981 and served as our Chairman and Chief Executive Officer from 1988 to 2021. Mr. Fain is a recognized industry leader, having participated in shipping for over 40 years and having held a number of prominent industry positions, such as Chairman of the Cruise Lines International Association (CLIA), the largest cruise industry trade association. He currently serves on the University of Miami Board of Trustees and the Uhealth Board of Directors. He is former chairman of the University of Miami Board of Trustees, the Miami Business Forum, the Greater Miami Convention and Visitors Bureau, and the United Way of Miami Dade.

SPECIFIC QUALIFICATIONS, ATTRIBUTES, SKILLS AND EXPERIENCE:

Mr. Fain's breadth of experiences, tenure and leadership provide incomparable insights into the history, operations, and strategic vision of the Company as well as the evolution and direction of the cruise industry as a whole. Having served as Chairman & CEO for over 33 years, Mr. Fain helped grow the Company from a one brand Caribbean centric operation with berthing capacity of approximately 5,000 to the second largest cruise company in the world with a portfolio of global and regional brands that operate around the globe with berthing capacity of approximately 140,000.



Age: 60

Director Since:
December 2018

Committees:
Audit Committee; Nominating and Corporate Governance Committee (Chairman)

Other Public Company Boards:
None

Stephen R. Howe, Jr.

BACKGROUND:

Mr. Howe served as U.S. Chairman and Managing Partner and Americas Area Managing Partner of Ernst & Young ("EY") and was a member of EY's Global Executive Board from 2006 until his retirement in 2018. In these roles, Mr. Howe directed strategy and operations for EY's businesses of over 75,000 people, delivering professional services across all industry sectors. While leading EY, Mr. Howe also gained extensive board governance and regulatory experience and was executive sponsor for the firm's focus on diversity and inclusiveness. He was with EY for over 35 years. Mr. Howe is also a member of the Board of Trustees of Carnegie Hall, the Board of the Peterson Institute for International Economics and the Board of Trustees (Chairman) of the Liberty Science Center. Mr. Howe was previously a member of the boards of Colgate University, the Center for Audit Quality and the Financial Accounting Foundation.

SPECIFIC QUALIFICATIONS, ATTRIBUTES, SKILLS AND EXPERIENCE:

Mr. Howe brings to the Board considerable financial and leadership experience through his service as U.S. Chairman and Managing Partner and Americas Managing Partner of EY. He provides the board with meaningful insight gained from his strategic and operational experience and from his past service as the executive sponsor of EY's focus on diversity and inclusiveness.



Lead Director

Age: 79

Director Since:
April 2003

Committees:
Audit Committee
(Chairman);
Nominating
and Corporate
Governance
Committee

**Other Public
Company Boards:**
None

William L. Kimsey

BACKGROUND:

Mr. Kimsey was employed for 32 years through September 2002 with the independent public accounting firm Ernst & Young L.L.P. From 1998 through 2002, Mr. Kimsey served as the Chief Executive Officer of Ernst & Young Global and Global Executive Board member of Ernst & Young and from 1993 through 1998 as the Firm Deputy Chairman and Chief Operating Officer. From 2003 until 2018, Mr. Kimsey served on the board, the compensation committee, and the audit committee (serving as chair from 2011-2018) of Accenture Plc. From 2004 until 2008, he served on the board of NAVTEQ Corporation and was the chairman of its audit committee. From 2003 through 2014, Mr. Kimsey also served on the board and the audit committee of Western Digital Corporation. Mr. Kimsey is a certified public accountant and a member of the American Institute of Certified Public Accountants.

SPECIFIC QUALIFICATIONS, ATTRIBUTES, SKILLS AND EXPERIENCE:

As former Chief Executive Officer of one of the largest public accounting firms in the world, Mr. Kimsey brings substantial accounting and finance knowledge and expertise to the Board as well as experience serving on and chairing the audit committees of a number of other large, well regarded public corporations.



Age: 71

Director Since:
February 2022

Committees:
Safety, Environment,
Sustainability and
Health Committee

**Other Public
Company Boards:**
American Express
(New York Stock
Exchange)

Michael O. Leavitt

BACKGROUND:

Gov. Leavitt is the Co-Chairman of Health Management Associates, a health care consulting firm, and Chairman of Leavitt Equity Partners, a private equity fund. From 2009 to 2021, he served as the Chairman of Leavitt Partners, LLC, a health care consulting firm. He also previously served as the United States Secretary of Health and Human Services from 2005 to 2009, the Administrator of the Environmental Protection Agency from 2003 to 2009 and the Governor of the State of Utah from 1993 to 2003.

SPECIFIC QUALIFICATIONS, ATTRIBUTES, SKILLS AND EXPERIENCE:

Gov. Leavitt brings to our Board extensive management and leadership experience, including service as the Governor of Utah, a large state with a diverse body of constituents, and service in positions with the U.S. government, where he oversaw and advised on issues of national concern such as healthcare and environmental protection. These experiences were instrumental to his role as Co-Chair of the Healthy Sail Panel in developing recommendations for cruise lines to advance their public health response to COVID-19 and contributes to the Board's oversight of these issues. Further, his experience at the EPA provides the Board with valuable insight in relation to the Company's various environmental, social and governance initiatives.





Age: 46

Director Since:
January 2022

Committees:
None

Other Public Company Boards:
WNS (Holdings) Ltd. (New York Stock Exchange)

Jason T. Liberty

BACKGROUND:

Mr. Liberty has served as President and Chief Executive Officer since January 2022. Mr. Liberty has held several roles since joining the Company in 2005, including most recently as Executive Vice President and Chief Financial Officer since 2017 and, prior to that, as Senior Vice President and Chief Financial Officer since 2013. Before his role as Chief Financial Officer, Mr. Liberty served as Senior Vice President, Strategy and Finance from 2012 through 2013; as Vice President of Corporate and Revenue Planning from 2010 through 2012; and as Vice President of Corporate and Strategic Planning from 2008 to 2010. Before joining Royal Caribbean Group, Mr. Liberty was a Senior Manager at the international public accounting firm of KPMG LLP.

SPECIFIC QUALIFICATIONS, ATTRIBUTES, SKILLS AND EXPERIENCE:

Mr. Liberty has years of broad-based, diverse senior management experience at the Company, including service as Executive Vice President and Chief Financial Officer, where he was responsible for finance, strategy, shared service operations, legal, and technology matters, among other areas. His experience and industry knowledge make him a valuable member of our Board.



Age: 60

Director Since:
December 2020

Committees:
Talent and Compensation Committee

Other Public Company Boards:
PVH Corporation (New York Stock Exchange)

Amy McPherson

BACKGROUND:

Ms. McPherson served in various positions at Marriott International, Inc. for over 30 years. Most recently, from 2009 through 2019, she served as President & Managing Director, Europe. Under her leadership, Marriott launched five new brands in Europe and completed the successful integration of Starwood Hotels in Europe. Since 2017, Ms. McPherson has served as a non-executive member of the board of directors of PVH Corporation and is a member of its Audit and Nominating & Governance Committees.

SPECIFIC QUALIFICATIONS, ATTRIBUTES, SKILLS AND EXPERIENCE:

Ms. McPherson brings to the board considerable experience in overseeing business operations and development in Europe, having overseen multiple brands of hotels for Marriott. She has overseen acquisitions and strategic partnerships and implemented and executed strategies on both a regional and global basis. In addition, Ms. McPherson has experience managing Marriott's global and field sales, marketing, loyalty program, revenue management, e-commerce, worldwide reservation sales and customer care, and sales channel strategy and analysis.



Age: 70

Director Since:
December 2015

Committees:
Audit Committee

**Other Public
Company Boards:**
AptarGroup, Inc. (New York Stock Exchange); Comcast Corporation (Nasdaq Global Select Market); McCormick & Company (New York Stock Exchange)

Maritza G. Montiel

BACKGROUND:

Ms. Montiel served as Deputy Chief Executive Officer and Vice Chairman of Deloitte LLP from 2011 through her retirement in May 2014. Prior to these positions, she held numerous senior management roles at Deloitte, including Managing Partner (Leadership Development and Succession, Deloitte University) from 2009 to 2011, and Regional Managing Partner from 2001 to 2009. During Ms. Montiel's tenure at Deloitte, she was the Advisory Partner for many public company registrants in which Deloitte was the principal auditor. Ms. Montiel is a board member of AptarGroup, Inc. where she chairs the audit committee, a board member of Comcast Corporation, where she is a member of the audit committee, and a board member of McCormick & Company, where she chairs the audit committee.

The Board has concluded that Ms. Montiel's simultaneous service on four public company audit committees would not impair her ability to serve on the Audit Committee.

SPECIFIC QUALIFICATIONS, ATTRIBUTES, SKILLS AND EXPERIENCE:

Leveraging her more than 35 years of advising companies (including providing attestation services for public companies) across a wide cross section of industries, Ms. Montiel brings to the Board significant financial and advisory experience. The Board also benefits from her deep and broad working knowledge of the strategic and governance challenges faced by today's large organizations and her experience overseeing risk and compliance in her role as Deputy CEO of Deloitte.



Age: 71

Director Since:
May 2012

Committees:
Talent and Compensation Committee

**Other Public
Company Boards:**
None

Ann S. Moore

BACKGROUND:

Ms. Moore served as Chairman and Chief Executive Officer of Time Inc. from July 2002 to September 2010 and served as Chairman through December 2010. Prior to that, Ms. Moore was Executive Vice President of Time Inc., where she had executive responsibilities for a portfolio of magazines including Time, People, InStyle, Teen People, People en Español and Real Simple. Ms. Moore joined Time Inc. in 1978 in Corporate Finance. Since then, she held consumer marketing positions at Sports Illustrated, Fortune, Money and Discover, moving to general management of Sports Illustrated in 1983 and to publisher of People in 1991. From 1993 to May 2014, Ms. Moore served on the Board of Directors of Avon Products Inc. She was also a director of the Wallace Foundation from 2004 through June 2016.

SPECIFIC QUALIFICATIONS, ATTRIBUTES, SKILLS AND EXPERIENCE:

Ms. Moore's extensive experience in consumer driven publishing and media brings to the Board recognized management and entrepreneurial capabilities. As the leader of one of the largest magazine companies in the United States, Ms. Moore successfully expanded the footprint of many of the company's flagship brands and oversaw her company's transition to digital platforms.





Age: 71

Director Since:
May 1995

Committees:
Safety, Environment,
Sustainability and
Health Committee;
Nominating
and Corporate
Governance
Committee

**Other Public
Company Boards:**
None

Eyal M. Ofer

BACKGROUND:

Mr. Ofer is a global maritime shipping and real estate business leader and philanthropist. As the Chairman of a multi-generational family group, Ofer Global, he leads a private portfolio of international businesses principally focused on maritime shipping, real estate, energy, technology, banking and investments. Its interests span Europe, North America, the Near East, Australasia and Southeast Asia. Mr. Ofer heads Ofer Global's various divisions, including Zodiac Group, an international shipping enterprise operating a diversified fleet of over 180 vessels worldwide; Global Holdings Group, a real estate holding group specializing in large scale iconic office buildings, hotels and luxury residential developments, as well as other investment and development assets. In 2017, Mr. Ofer launched O.G. Tech, a single LP Venture Capital fund focused on investing in early-growth-stage technology startups. Mr. Ofer also chairs the Eyal & Marilyn Ofer Family Foundation, a philanthropic foundation established for the charitable giving of his family in support of education and the arts.

SPECIFIC QUALIFICATIONS, ATTRIBUTES, SKILLS AND EXPERIENCE:

Mr. Ofer brings to the Board over 30 years of significant leadership in the international maritime industry, including over 20 years of service on our Board of Directors. Mr. Ofer also provides considerable expertise in both real estate and finance matters, having played a leading role throughout his career in both expanding and diversifying his family's shipping enterprise into sectors including real estate, cruise lines, hotels and banking.



Age: 82

Director Since:
January 1998

Committees:
Safety, Environment,
Sustainability and
Health Committee
(Chairman)

**Other Public
Company Boards:**
None

William K. Reilly

BACKGROUND:

Mr. Reilly is the Founding Partner of Aqua International Partners L.P., a private equity fund established in 1997 and dedicated to investing in companies engaged in water-related businesses. From 1989 to 1993, Mr. Reilly served as the Administrator of the U.S. Environmental Protection Agency. He has also previously served as the first Payne Visiting Professor at Stanford University, President of the World Wildlife Fund and President of The Conservation Foundation. He is Chairman Emeritus of the World Wildlife Fund and Chairman of the Advisory Committee to the Nicholas Institute for Environmental Policy Solutions at Duke University. He served from 2016 until 2021 as a director of Enviva Partners LP, a publicly traded master limited partnership that aggregates wood fiber and processes it into a transportable form. From 1993 until April 2012, Mr. Reilly served on the Board of Directors of E.I. duPont de Nemours and Company and from 1997 until May 2013, he served on the Board of Directors of ConocoPhillips. In May 2010, President Obama named Mr. Reilly to serve as co-chair of the National Commission on the BP Deepwater Horizon Oil Spill and Offshore Drilling, which released its report on January 11, 2011. In December 2012, the President named Mr. Reilly to the Council for Global Development. In 2017, Mr. Reilly became a director of the Center for Strategic and International Studies, a non-profit research and communication organization in Washington, DC. In 2018, Mr. Reilly became a director of the Union of Concerned Scientists, a non-profit research and communications organization based in Cambridge, MA.

SPECIFIC QUALIFICATIONS, ATTRIBUTES, SKILLS AND EXPERIENCE:

Mr. Reilly brings to the Board his wealth of environmental, safety and regulatory expertise gained through significant leadership roles within a number of distinguished environmental organizations, including the U.S. Environmental Protection Agency and the World Wildlife Fund, and on important environmental projects, including serving as co-chair of the National Commission on the BP Deepwater Horizon Oil Spill and Offshore Drilling.



Age: 62

Director Since:
July 2011

Committees:
Audit Committee;
Talent and
Compensation
Committee
(Chairman)

**Other Public
Company Boards:**
Air Canada (Toronto
Stock Exchange);
FLSmidth A/S
(Copenhagen Stock
Exchange); CNH
Industrial (New York
Stock Exchange
and Milan Stock
Exchange)

Vagn O. Sørensen

BACKGROUND:

Mr. Sørensen brings to the Board over 20 years of experience in the aviation industry, having served as the President and Chief Executive Officer of Austrian Airlines Group from 2001 through 2006. Prior to that, he served in a variety of roles with Scandinavian Airlines Systems, including as Executive Vice President and Deputy CEO. He currently serves as a board member and chairman for a number of corporations throughout Europe and Canada, including Air Canada, FLSmidth A/S, Parques Reunidos SA, CNH Industrial and Scandlines. Mr. Sørensen also previously served on the board of Scandic Hotels AB and DFDS.

SPECIFIC QUALIFICATIONS, ATTRIBUTES, SKILLS AND EXPERIENCE:

Mr. Sørensen's breadth of experience in the aviation industry and the insurance industry brings useful insight to the Board, especially with respect to matters impacting the travel industry and risk management. He also provides significant experience within the shipping industry gained through his prior service as Deputy Chairman of DFDS A/S, one of the largest short seas operators in Europe. Through his service on a number of other boards in Europe and Canada, Mr. Sørensen also provides the Board with diverse perspectives.



Age: 59

Director Since:
May 2015

Committees:
Safety, Environment, Sustainability and Health Committee; Talent and Compensation Committee

Other Public Company Boards:
Northern Trust Corporation (Nasdaq Global Select Market)

Donald Thompson

BACKGROUND:

Mr. Thompson currently serves as Chief Executive Officer of Cleveland Avenue, LLC, a food, beverage and technology investment company, which he founded in 2015. From 2012 to March 2015, Mr. Thompson served as President and Chief Executive Officer of McDonald's Corporation. Previously, Mr. Thompson served as President and Chief Operating Officer of McDonald's Corporation from 2010 to 2012 and President of McDonald's USA from 2006 to 2010. Prior to joining McDonald's, Mr. Thompson served six years as an Electrical Engineer for the Northrop Corporation, where he specialized in power supply design and manufacturing for high technology radar systems. Mr. Thompson served as director of McDonald's Corporation from 2011 to March 2015, a director of Exelon Corporation from 2007 to 2013 and a director of Beyond Meat, Inc. from 2015 to May 2021. He also served as an Advisory Board member of DocuSign, Inc. from 2015 to 2018. Mr. Thompson has served as a director of Northern Trust Corporation since March 2015 and has been a member of the board of directors of Footprint International HoldCo Inc. since April 2021. He also serves on numerous civic and philanthropic boards. He is a member of the Commercial and Economic Clubs of Chicago, World Business Chicago and the Arthur M. Brazier Foundation. He serves as a Trustee on the boards of the Cleveland Avenue Foundation for Education, Northwestern Memorial HealthCare and Purdue University.

SPECIFIC QUALIFICATIONS, ATTRIBUTES, SKILLS AND EXPERIENCE:

Mr. Thompson brings to the Board significant strategic leadership and collaboration skills as well as valuable global business perspective. His 25-year career at McDonald's, the world's leading global foodservice retailer, culminated in him leading the company from 2012 through 2015. In his role as President & CEO of McDonald's, Mr. Thompson directed strategy and operations for over 30,000 restaurants in over 100 countries, working closely with thousands of independent owner/operators, corporate staff and restaurant employees around the world.



Age: 56

Director Since:
April 2003

Committees:
Safety, Environment, Sustainability and Health Committee; Nominating and Corporate Governance Committee

Other Public Company Boards:
None

Arne Alexander Wilhelmsen

BACKGROUND:

Mr. Wilhelmsen is Chairman of the board of directors of AWILHELMSEN AS, the holding company for the AWILHELMSEN group of companies, after having served as the Chairman of the board of directors of AWILHELMSEN Management AS from 2008 through June 2013. He also founded, and has served since 2011 as Chairman of the Board of, AWECO AS, a family office with financial investments, significant philanthropy and social impact activities. Mr. Wilhelmsen was elected Chairman of the Board of AWILHELMSEN HOLDING AS in June 2016 and Aweco Cruise Holding AS in June 2017. He has held a variety of positions within the AWILHELMSEN group of companies since 1995. In addition, Mr. Wilhelmsen serves as Chairman of the board of his wholly-owned company, Pan Sirius AS. From 1996 through 1997, Mr. Wilhelmsen was engaged as a marketing analyst for the Company and from 2001 through 2009 served as a member of the board of directors of Royal Caribbean Cruise Line AS, a wholly-owned subsidiary of Royal Caribbean Cruises Ltd. that was responsible for sales and marketing activities in Europe.

SPECIFIC QUALIFICATIONS, ATTRIBUTES, SKILLS AND EXPERIENCE:

As the leader of an investment company with varied interests across a number of business segments, including shipping, cruise, real estate, retail, offshore oil services, and software development for health services, Mr. Wilhelmsen brings a diverse knowledge base and strategic insight to the Board. As the representative of the Company's largest shareholder and one of the Company's original founders, Mr. Wilhelmsen also provides a valuable historical perspective to the Board.

Our Board's Composition

As illustrated by the director biographies above, our Board is made up of a diverse group of leaders with substantial experience in their respective fields. We believe that our directors should possess the highest personal and professional ethics, integrity and values, demonstrate the ability to act candidly, show a willingness and ability to evaluate, challenge and stimulate, have demonstrated leadership ability and a proven record of accomplishment as well as expertise in business, professional, academic, political or community affairs, and be committed to representing the long-term interests of the shareholders. Our Board believes that the combination of the various skills, qualifications and experiences of the director nominees contributes to an effective and well-functioning Board and that, individually and as a whole, the director nominees possess the necessary qualifications to provide effective oversight and insightful strategic guidance.

Board Snapshot



Diversity

3 Women
2 Ethnically/
Racially
Diverse

■ 1 Hispanic
■ 1 African
American

Independence

Independent

12/14

Non-independent

2/14

Tenure

5 directors
13+ years

6 directors
0-6 years

3 directors
7-13 years

Age

1 40s
2 50s
3 60s
8 Over 70



Skills and Experience

Our Board periodically reviews the appropriate skills and expertise required of the Board in order to successfully carry out its responsibilities both in the near term and into the future. This assessment includes issues of diversity (including diversity of race, gender and ethnicity), business experience and expertise – all in the context of an assessment of the perceived needs of the Board at that time and does not discriminate on the basis of ethnicity, sexual orientation, culture or nationality.

Skills and Experience	Brock	Fain	Howe, Jr.	Kimsey	Leavitt	Liberty	McPherson	Montiel	Moore	Ofer	Reilly	Sørensen	Thompson	Wilhelmsen
INDUSTRY		●			●	●	●			●		●		●
EXECUTIVE LEADERSHIP	●	●	●	●	●	●	●	●	●	●	●	●	●	●
REGULATED BUSINESS	●	●	●	●		●		●				●		
GOVERNMENT / PUBLIC POLICY					●						●			
SUSTAINABILITY / ENVIRONMENTAL		●			●	●				●	●	●	●	●
FINANCE / ACCOUNTING		●	●	●		●		●	●					
GLOBAL ENTERPRISE	●	●	●	●		●	●	●	●	●		●	●	●
TECHNOLOGY / INNOVATION / CYBERSECURITY	●	●			●	●	●			●	●		●	
CONSUMER BUSINESS	●	●				●	●		●			●	●	●
RISK MANAGEMENT	●	●	●	●	●	●	●	●	●	●	●	●	●	●

Board Selection and Evaluation

Process for Identifying and Adding New Directors

We believe that our directors should possess the highest personal and professional ethics, integrity and values, demonstrate the ability to act candidly, show a willingness and ability to evaluate, challenge and stimulate, have demonstrated leadership ability and a proven record of accomplishment as well as expertise in business, professional, academic, political or community affairs, and be committed to representing the long-term interests of our shareholders.

1 Assessment of Potential Candidates

The Nominating and Corporate Governance Committee assesses potential candidates based on their history of achievement, the breadth of their business experiences, whether they bring specific skills or expertise in areas that the committee has identified as desired and whether they possess personal attributes and experiences that will contribute to the sound functioning of our Board. In addition, the Board self-evaluation process described below is an important determinant for Board refreshment.

2 Use of a Third-Party Search Firm

The Nominating and Corporate Governance Committee typically uses a professional search firm to help identify, evaluate and conduct due diligence on potential director candidates. Using a professional search firm supports the committee in conducting a broad search and looking at a diverse pool of potential candidates. The Nominating and Corporate Governance Committee also maintains an ongoing list of potential candidates and considers recommendations made by members of the Board. The Board of Directors met with Michael Leavitt as part of his role as Co-Chair of the Healthy Sail Panel. At a meeting of the Nominating and Corporate Governance Committee, the members discussed the value of having someone with experience in health care management as well as environmental, social and governance skills, and Gov. Leavitt was identified as a potential candidate in that context.

3 Shareholder Nominations

In addition, the Nominating and Corporate Governance Committee considers all shareholder recommendations for director candidates and applies the same standards in considering candidates submitted by shareholders as it does in evaluating all other candidates. Shareholders can recommend candidates by writing to the committee in care of the Company's Corporate Secretary, whose contact information is on page 37.

Shareholders who wish to submit nominees for election at an annual or special meeting of shareholders should follow the procedure described on page 99.



Considering Board Diversity

The Board recognizes the value of diversity and endeavors to have a Board composed of individuals with varying backgrounds (including diversity of race, gender and ethnicity) and experience in business and in other areas that may be relevant to the Company's activities. Our Corporate Governance Principles provide that whenever the Board conducts a search for a new director, the Board will consider at least one woman and one underrepresented minority in the slate of potential candidates.

The Board is currently composed of fourteen directors with diverse skills and professional backgrounds, which provide our Board with an effective mix of experiences and perspectives.

ETHNIC/GENDER DIVERSITY

29%

4 out of 14 directors are gender/ethnically diverse



3 Women
2 Ethnically/ Racially Diverse

1 Hispanic
1 African American

Director Onboarding

We maintain a comprehensive director onboarding program to familiarize all new directors with the Company's business, including its plans, significant financial, accounting and risk management issues, policies and compliance processes, strategic priorities and members of senior management. While some in-person orientation activities were paused during the COVID-19 pandemic, our director onboarding program also has included site and ship tours. Each director's onboarding is tailored to take into account the individual's prior experience and background and to ensure the director becomes knowledgeable about the most important issues affecting the Company and its business.

Our Board Evaluation Process

The Nominating and Corporate Governance Committee has oversight responsibility for the annual Board and committee evaluation process and uses feedback from the evaluation to identify director nominees.



Review of the Process' Format





Discussions with Directors utilizing Questionnaire





Use of Results to Guide Board Enhancement

The Nominating and Corporate Governance Committee periodically reviews the format of the Board and committee evaluation process to ensure that actionable feedback is solicited on the performance of the Board and the committees.

For the 2021 evaluation process, the Nominating and Corporate Governance Committee decided to have the Chairman of the Nominating and Corporate Governance Committee hold one-on-one discussions with directors utilizing questionnaires. The questionnaires solicited commentary on various topics, including Board and committee composition and performance, meeting materials, access to management, among other matters. Directors were also invited to discuss the performance of other individual Directors.

The Chairman of the Nominating and Corporate Governance Committee aggregated the feedback received from individual discussions with directors and presented the findings to the full Board. The data identified any themes or issues that had emerged and included suggestions for areas of improvement. The Board used these results to review and assess the Board's and each committee's composition and required skill sets, responsibilities, structure, processes and effectiveness.

Executive Succession Planning

Succession planning and execution is one of the Board's most important responsibilities, and the success of the Company's recent leadership transitions is a testament to the care and diligence that the Board has devoted to this key topic. For many years, the Board has focused attention on this area and has developed programs and procedures designed to address it. These plans became relevant and actionable when Richard Fain, the Company's long-standing CEO, announced his intention to step down as CEO effective at the beginning of 2022. The resulting transition, which notably included Jason Liberty being promoted to CEO and Naftali Holtz being appointed as CFO, was carried out smoothly and orderly with the oversight of the Nominating and Corporate Governance Committee and the Talent and Compensation Committee.

The Board's succession planning activities are strategic, long-term and supported by the Board's committees and external consultants. As a result of the Board's thoughtful approach to executive succession planning, the Board was well-positioned to effectuate the recent leadership transition in the midst of a challenging period in our industry and macroeconomic instability. The Board was intensively involved in evaluating each of these executives prior to their promotions and had opportunities to observe each executive through presentations to the Board as well as through significant informal contact.



Corporate Governance and Board Matters

Succession planning and talent development are important at all levels within the Company. In accordance with our Corporate Governance Principles, our Talent and Compensation Committee has primary responsibility for reviewing our talent development programs and initiatives for senior executives and for periodically reviewing our programs and practices for overseeing the continuity of capable management.



Evaluation of Potential Successors

A key responsibility of the Talent and Compensation Committee is the identification and evaluation of potential successors for each business-critical position in the Company. This includes, our CEO, CFO, Brand Presidents and other positions that have been identified as integral to the delivery of our service. Regularly, the Talent and Compensation Committee, in consultation with the CEO and with the assistance of external consultants, as necessary, reviews the skills, experiences and attributes that the Committee believes are required and/or desirable for each position in light of the Company's then current business strategy, prospects and challenges. For each candidate, the Committee evaluates strengths, contributions, candidate readiness, and areas for development.





Recommendations from the CEO

The CEO makes available his recommendations and evaluations of potential successors, along with a review of any development plans recommended for such individuals.





CEO Succession Planning

The Nominating and Corporate Governance Committee, in consultation with the CEO, oversees CEO succession planning, including establishing and executing on succession plans to effectuate a smooth process for CEO transition.





Ongoing Review by the Board

The Board routinely engages with the Company's leadership team on matters of talent and culture, including around the development of the Company's talent pipeline and advancing diversity and inclusion efforts across the enterprise.

Corporate Governance

Board Leadership Structure

The Board is responsible for broad corporate policy and overall performance of the Company through oversight of management and stewardship of the Company. Consequently, the Board believes that the independent directors should have a strong defined leadership roles. The current leadership structure of the Board consists of:

Name	Title
Richard Fain	Chairman of the Board
William Kimsey	Lead Director, Chairman of Audit Committee
Vagn O. Sørensen	Chairman of Talent and Compensation Committee
Stephen R. Howe, Jr.	Chairman of Nominating and Corporate Governance Committee
William Reilly	Chairman of Safety, Environment, Sustainability and Health Committee

Separation of Chairman and CEO Position

The Board recognizes that the leadership structure and combination or separation of the CEO and Chairman roles are driven by the needs of the Company. As a result, no static policy exists requiring the combination or separation of leadership roles. The Board regularly reviews Board leadership structure and, in connection with Mr. Fain stepping down as our CEO and the appointment of Mr. Liberty as his successor, has concluded that separating the positions of Chairman and CEO is appropriate at this point in time. While Mr. Fain stepped down as CEO effective January 3, 2022, we believe that the Board and the Company are best served by retaining on the Board his 30 years of experience leading our Company as Chairman and CEO through challenging periods in our industry and macroeconomic instability. Consequently, the Board asked Mr. Fain to continue to serve as the Chairman of our Board. We believe that we will benefit from the strong working relationships and professional trust that Mr. Fain and Mr. Liberty have developed with other members of the Board. Further, the Board believes that the significant leadership roles undertaken by Mr. Kimsey as well as the various independent directors who chair other committees of the Board strike an appropriate balance between effective Board leadership and independent oversight of management.

Lead Independent Director

Regardless of the specific board leadership structure, our Corporate Governance Principles provides for a strong defined leadership role for a lead independent director. Our current lead independent director is Mr. Kimsey who has served in that role since 2013. Mr. Kimsey has significant experience in corporate governance, senior management of a global business and public company board experience.



Lead Independent Director

Under our Corporate Governance Principles, the independent directors annually elect an independent director to serve as Lead Independent Director. While the Board has currently separated the positions of Chairman and CEO, the Board believes that a lead independent director continues to bring balance to our Board management.

Key Responsibilities

- Calls meetings of the independent directors.
- Presides at all meetings of the Board at which the Chairman is not present, including executive sessions of the independent directors.
- Facilitates communication between the independent directors, our Chairman and our CEO.
- Provides independent Board leadership.

- Approves the agenda for all Board meetings and all Board materials.
- Communicates with shareholders and other key constituents, as appropriate
- Engages with our other independent directors to identify matters for discussion at executive sessions of independent directors and advises our Chairman and our CEO of any decisions reached, and suggestions made at the executive sessions.

Independence

Under our corporate governance principles, at least two thirds of our directors are required to be independent within the meaning of the NYSE standards of independence for directors. Our Corporate Governance Principles contain guidelines established by the Board to assist it in determining director independence in accordance with these NYSE standards. The Board believes that directors who do not meet the NYSE independence standards also make valuable contributions to the Board and to the Company by reason of their experience and wisdom, and the Board expects that some minority of its Board will not meet the NYSE independence standards.

To be considered independent under the NYSE independence standards, the Board must determine that a director does not have any direct or indirect material relationship with the Company or any of its subsidiaries. The Board has established guidelines to assist it in determining director independence in accordance with those standards, which are available on the corporate governance section on our website at www.rclinvestor.com.

Each director must regularly disclose to the Board whether his or her relationships satisfy these independence tests. Based on these disclosures and other information available to it, the Board has determined that all of the directors are independent with the exception of Mr. Fain and Mr. Liberty due to their past and current service as CEO, respectively.

Meetings

The Board held 13 meetings during 2021. In 2021, each of our directors attended at least 75% of an aggregate of all meetings of the Board and of any committees on which and he or she served during the period the director was on the Board or committee. Our independent directors regularly meet in executive session without management directors present. The Lead Director presides at such meetings.

We do not have a formal policy regarding Board member attendance at the annual shareholders meeting. Two of our Board members were in attendance at our 2021 shareholders meeting in person.

Board Committees

The Board has established four standing committees: the Audit Committee, the Nominating and Corporate Governance Committee, the Safety, Environment, Sustainability and Health Committee, and the Talent and Compensation Committee. Each of the standing committees is composed solely of independent directors. Each standing committee has adopted a written charter, meets periodically throughout the year, reports its actions and recommendations to the Board, receives reports from senior management, annually evaluates its performance and has the authority to retain outside advisors in its discretion. The primary responsibilities of each committee are summarized in the charts below and set forth in more detail in each committee's written charter, which can be found in the corporate governance section on our website at www.rclinvestor.com.

In addition to these committees, the Board, from time to time, authorizes additional Board committees to assist the Board in executing its responsibilities. Notably, the Board established the ad hoc Strategic and Financial Health Committee that existed from August 2020 to December 2021 to assist in the oversight of management's responsibility to improve the Company's financial health, which was adversely impacted by the effect of the COVID-19 pandemic.

Audit Committee

Members:

William L. Kimsey (Chairman)
Stephen R. Howe, Jr.
Maritza G. Montiel
Vagn O. Sørensen

Meetings Held During 2021:

7

RESPONSIBILITIES:

- Oversight of
  - the integrity of our financial statements
  - the qualifications and independence of our principal independent auditor
  - the performance of our internal audit function and principal independent auditor
  - our compliance with the legal and regulatory requirements in connection with the foregoing
- Review of and discussions with management and the principal independent auditor regarding the annual audited and quarterly financial statements of the Company and related disclosures
- Discuss with management the guidelines and policies by which management assesses and manages the Company's exposure to risk, including a discussion of the Company's major enterprise risk exposures and the steps management has taken to monitor and mitigate such exposures
- Review of the controls and procedures related to the Company's environmental, social and governance disclosures
- Preparation of Report of the Audit Committee (page 84)

INDEPENDENCE AND FINANCIAL EXPERTISE:

- The Board has determined that each member of the Audit Committee is independent within the meaning of the NYSE and SEC standards of independence for directors and audit committee members
- The Board has concluded that Mr. Howe, Mr. Kimsey, Ms. Montiel and Mr. Sørensen each qualify as an "audit committee financial expert" within the meaning of SEC rules
- The Board has concluded that Ms. Montiel's simultaneous service on four public company audit committees would not impair her ability to serve on the Audit Committee



Nominating and Corporate Governance Committee

Members:

Stephen R. Howe, Jr. (Chairman)
John F. Brock
William L. Kimsey
Eyal M. Ofer
Arne Alexander Wilhelmsen

Meetings Held During 2021:

6

RESPONSIBILITIES:

- Identification of individuals qualified to become Board members
- Recommendation to the Board of director nominees
- Recommendation to the Board of Corporate Governance Principles
- Recommendation to the Board of Board committee nominees
- Recommendation to the Board of Board committee structure, operations and Board reporting
- Oversee evaluation of Board and management performance
- Oversee CEO Succession Planning

INDEPENDENCE:

- The Board has determined that each member of the Nominating and Corporate Governance Committee is independent within the meaning of the NYSE standards of independence for directors

Safety, Environment, Sustainability and Health Committee

Members:

William K. Reilly (Chairman)
Eyal M. Ofer
Michael O. Leavitt
Donald Thompson
Arne Alexander Wilhelmsen

Meetings Held During 2021:

4

RESPONSIBILITIES:

- Oversight of our management concerning the implementation and monitoring of our safety (including security), environmental, sustainability and health programs and policies
- Monitor overall safety, environment, sustainability and health compliance and performance
- Review and monitor our overall strategies, policies and programs that impact the safety, environment and health of our guests, crew, the communities where we operate and the ports where our ships call
- Monitor our overall development of strategies, policies and practices in the areas of energy consumption, greenhouse gas, and other criteria pollutant emissions, waste disposal and water use
- Review of our programs and policies relative to environmental sustainability and our environmental sustainability reporting

Talent and Compensation Committee

Members:

Vagn O. Sørensen (Chairman)
John F. Brock
Amy McPherson
Ann S. Moore
Donald Thompson

Meetings Held During 2021:

5

RESPONSIBILITIES:

- Overall responsibility for approving and evaluating the executive compensation plans, policies and programs of the Company
- Annual determination of CEO compensation levels, taking into account corporate goals and CEO performance against these goals
- Annual determination of senior executive compensation levels
- Periodic review and recommendations for director compensation
- Periodic review of talent development programs, human capital management and succession planning
- Preparation of Report of the Talent and Compensation Committee (page 69)

INDEPENDENCE:

- The Board has determined that each member of the Talent and Compensation Committee is independent within the meaning of the NYSE and SEC standards of independence for directors and compensation committee members

Board Risk Oversight

BOARD OVERSIGHT

The Board oversees the Company's risk profile and management's processes for assessing and managing risk, through both the whole Board and its committees. At least annually, the Board reviews strategic risks and opportunities facing the Company and its businesses. Other important categories of risk are assigned to designated Board committees that report back to the full Board.

COMMITTEES OF THE BOARD

Committees of the Board consider and review with management at regularly scheduled committee meetings ongoing financial, strategic, operational, legal and compliance risks inherent in the business activities applicable to each committee's area of responsibility.

The committee chairs inform the Board of the outcome of these reviews through reports to the Board at the regularly scheduled Board meetings.

MANAGEMENT

Management annually performs a Company-wide enterprise risk assessment under the supervision of the Audit & Advisory Services department. This assessment

- is updated at least once during the course of the year;
- identifies those risks inherent in our business plans and strategies with the greatest potential to impact the achievement of our business objectives; and
- is used to provide us with a risk-based approach to managing our business.

Management reviews and discusses the risk assessment report and updates thereto with the Audit Committee and the Board.



Oversight of COVID-19 Impact

Our Board and its committees have been actively overseeing the Company's response to and risk management of the ongoing COVID-19 pandemic, including regular updates from and discussions with Company management. In mid-2020, in response to the unprecedented impact of COVID-19 on the cruise industry and our company, our Board established the ad hoc Strategic and Financial Health Committee to assist in the oversight of management's responsibility to improve the Company's financial health. During 2020 and 2021, the Committee met regularly to consider and discuss with management the key strategies, actions and metrics to improve the Company's liquidity and credit worthiness, its financial performance (e.g. earnings and ROIC) and, its short-term and long-term financial health.

In addition, the Talent and Compensation Committee and the Board, as a whole, have actively monitored a broad range of matters during this crisis, including: protecting the health and safety of our employees; minimizing adverse financial impact on affected employees; evaluating the impact of the pandemic on strategy, operations, liquidity and financial matters; assessing the Company's compensation programs; minimizing chain disruption; monitoring continued compliance with applicable laws; and supporting the communities in which we operate.

Cybersecurity Risk Oversight

Our Audit Committee and our Board oversee the Company's management of cybersecurity risk. Cyberattacks have continued to intensify in their sophistication and ability to harness information both from the public domain and by means of data exfiltration across public and private institutions. In order to respond to the threat of security breaches and cyberattacks, we have developed a program, overseen by our Chief Information Officer and our Chief Information Security Officer, that is designed to protect and preserve the confidentiality, integrity and continued availability of all information owned by us or in our care. Using a risk-based prioritization approach, our management team focuses on securing our critical assets, updating our cybersecurity detection and prevention capabilities to the new threats, and maturing our compliance processes to protect our operations and our guests. We have taken the following foundational steps to address these risks:

1. Established a global cybersecurity operation center that monitors for cyber threats on a 24-hours a day, year round basis;
2. Invested in new surveillance technologies and services to improve the Company's cyber defense capabilities;
3. Implemented enterprise-wide cybersecurity training, anti-phishing and awareness programs for its employees;
4. Conducted periodic audits and targeted risk assessments of the Company's IT security capabilities to proactively identify and strengthen cyber defense operations; and
5. The purchase of a cybersecurity insurance policy to provide financial protections.

Our Chief Information Officer and Chief Information Security Officer meet with the Audit Committee on a quarterly basis to review our cybersecurity programs and risks, and the Chairman of the Audit Committee informs the Board of the outcome of these committee reviews through updates presented to the Board at the regularly scheduled Board meetings. The full Board also receives periodic briefings on cyber threats in order to enhance our directors' literacy on cyber issues.

Executive Compensation Risk Oversight

We monitor the risks associated with our compensation programs and individual executive compensation decisions on an ongoing basis. Each year, management undertakes a review of our various compensation programs to assess the risks arising from our compensation policies and practices in accordance with a screening methodology approved by the Talent and Compensation Committee. In 2021 management reviewed each plan and program for risk features and presented its findings to the Talent and Compensation Committee. The risk assessments included a review of the primary design features of our compensation plans, the process to determine compensation pools and awards for employees and an analysis of how those features could directly or indirectly encourage or mitigate risk-taking. As part of the risk assessments, it has been noted that the Company's annual incentive plan allows for discretionary negative adjustments to the ultimate outcomes, which serves to mitigate risk-taking. Moreover, senior management is subject to share ownership and retention policies, and historically a large percentage of senior management compensation has been paid in the form of long-term equity awards. In addition, senior management compensation is paid over a multiple-year cycle, a compensation structure that is intended to align incentives with appropriate risk-taking. The Company's general risk management controls also serve to preclude decision-makers from taking excessive risk to earn the incentives provided under our compensation plans. Based on this review, management and the Talent and Compensation Committee believe that the nature of our business, and the material risks we face, are such that the compensation plans, policies and programs we have put in place are not reasonably likely to give rise to risks that would have a material adverse effect on our business.

Shareholder Engagement

WHY WE ENGAGE

We maintain an ongoing, proactive outreach effort with our shareholders. Throughout the year, members of our investor relations team and members of senior management engage with shareholders in order to:

- Provide visibility and transparency into our business, our performance, and our corporate governance, ESG and compensation practices;
- Discuss with our shareholders the issues that are important to them and share our views; and
- Assess emerging issues that may affect our business, inform our decision-making, enhance our corporate disclosures, and help shape our future practices.

SHAREHOLDER ENGAGEMENT PROCESS

**Spring**	**Summer**	**Fall**	**Winter**
Engage with shareholders to gather feedback on compensation and governance practices ahead of the Annual Meeting of Shareholders.	Review results from the Annual Meeting of Shareholders conduct targeted responsive engagements with shareholders who did not express support for management proposals.	Conduct comprehensive engagement with shareholders to discuss developments in the Company's business and strategy, corporate governance matters, executive compensation design, and business priorities for the upcoming year.	Review shareholder feedback from Fall engagement and discuss with Board potential changes to executive compensation or governance practices in light of feedback received, as well as recommend enhancements to our public disclosures.

2021 SHAREHOLDER ENGAGEMENT

Subsequent to our 2021 Annual Meeting, we reached out to all of our top 20 shareholders, representing approximately 55% of our outstanding shares of common stock, asking to engage with them on our executive compensation program and our ESG initiatives. Based on this outreach, we scheduled and held meetings with 10 of our top 20 investors who held an aggregate 38.4% of the outstanding shares of our common stock (or 70% of the common stock held by our top 20 investors). Members of our Investor Relations team as well as our CEO, CFO, Chief Human Resources Officer, Chief ESG Officer, and relevant subject matter experts from the management team participated in these meetings as appropriate. During our meetings with investors, we discussed our response to the COVID-19 pandemic and our plans to return to healthy sailing, our commitment to the improvement of our sustainability reporting and related environment, social, and governance initiatives, and our executive compensation program.

This engagement outreach was in addition to other meetings and discussions that management and investor relations team had throughout the year with shareholders through quarterly earnings calls, individual meetings, road shows, and investor days.

Other Governance Highlights

We are committed to maintaining strong governance policies and practices, some of which we highlight below:

Board Composition, Refreshment and Diversity

- ✓ 14 directors
- ✓ 2 of 12 independent directors joined the Board within the last 5 years
- ✓ The 14 members of our Board represent a range of backgrounds and diversity: four (28%) of our directors are gender / ethnically diverse; three (21%) of our directors are women; and two (14%) of our directors are racially / ethnically diverse
- ✓ 4 "audit committee financial experts" on our Audit Committee

Board Independence

- ✓ 85% of our directors are independent (12 out of 14). Our Corporate Governance Principles require two thirds of our directors to be independent
- ✓ Lead Independent Director ("Lead Director") with robust duties and responsibilities
- ✓ All members of our Board Committees are independent

Board Responsibilities and Practices

- ✓ All directors attended at least 75% of Board and applicable Board committee meetings
- ✓ Our independent directors regularly meet in executive session without management present, during which the Lead Director presides
- ✓ On an annual basis, the Nominating and Corporate Governance Committee oversees an evaluation of Board and Board committee performance
- ✓ The Board, with the support of the Nominating and Corporate Governance Committee and the Talent and Compensation Committee, is actively involved in overseeing CEO succession planning

Rights of Shareholders

- ✓ Annual election of directors
- ✓ Majority of votes cast
- ✓ Shareholders with at least 50% of the outstanding shares can call Special Meetings
- ✓ Annual advisory say-on-pay vote
- ✓ No poison pill

Compensation Accountability

- ✓ Equity ownership guidelines
  - CEO — 8x salary
  - Other named executive officers— 5x salary
  - Board of Directors — 3x annual cash retainer
- ✓ Prohibited hedging or pledging of company securities for all employees and members of the Board of Directors
- ✓ Equity and annual incentive plans permit recoupment in case of a restatement for material non-compliance with financial reporting requirements

Political Contributions Disclosure

- ✓ In response to shareholder feedback, updated U.S. Political Contributions and Disclosure Policy
  - No independent expenditures directly in support of or in opposition to any candidate.
  - No sponsorships of political action committees.
  - Permissible contributions must be approved by Senior Vice President, Corporate Affairs (or U.S. subsidiary's most senior officer).
- ✓ Policy and annual voluntary disclosures posted on RCG's website



Certain Relationships and Related Person Transactions

Review and Approval Related Person Transactions

We have a written Related Person Transaction Policy that requires review of all relationships and transactions in which the Company is a participant and in which a "related person" (including any director, director nominee, executive officer or greater than 5% beneficial owner of the Company or any immediate family member of the foregoing) has a direct or indirect material interest. Under this policy, each director, director nominee and executive officer is required to promptly notify the Corporate Secretary of any such transaction. The Corporate Secretary then presents such transactions to the Audit Committee, which is responsible for reviewing and determining whether to approve or ratify the transactions. The following types of transactions are deemed not to create or involve a material interest on the part of the related person and do not require approval or ratification under the policy, unless the Audit Committee determines that the facts and circumstances of the transaction warrant its review:

- transactions involving the purchase or sale of products or services in the ordinary course of business, not exceeding $120,000;
- transactions in which the related person's interest derives solely from his or her service as a director of another corporation or organization that is a party to the transaction;
- transactions in which the related person's interest derives solely from his or her ownership of less than 10% of the equity interest in another person (other than a general partnership interest) which is a party to the transaction;
- transactions in which the related person's interest derives solely from his or her ownership of a class of equity shares of the Company and all holders of that class of equity securities received the same benefit on a pro rata basis;
- compensation arrangements of any executive officer, other than an individual who is an immediate family member of a related person; and
- non-executive director compensation arrangements.

In reviewing transactions submitted to them, the Audit Committee reviews and considers all relevant facts and circumstances to determine whether the transaction is in, or not inconsistent with, the best interests of the Company and its shareholders, including, without limitation:

- the commercial reasonableness of the terms;
- the benefit and perceived benefit, or lack thereof, to the Company;
- opportunity costs of alternative transactions;
- the character of the related person's interest; and
- the actual or apparent conflict of interest of the related person.

If after the review described above, the Audit Committee determines not to approve or ratify the transaction, it will be cancelled or unwound as the Audit Committee considers appropriate and practicable.

Related Person Transaction

Barbara Muckermann, Chief Commercial Officer of Silversea Cruises, is the spouse of Roberto Martinoli, President and CEO of Silversea Cruises. In 2021, Ms. Muckermann earned in excess of $120,000. Ms. Muckermann's compensation is commensurate with the compensation of her peers and is established in accordance with RCG's compensation practices applicable to employees with equivalent qualifications, experience and responsibilities.

Delinquent Section 16(a) Reports

Section 16(a) of the Securities Exchange Act of 1934 (the "Exchange Act") requires our executive officers and directors and persons who own more than 10% of our common stock to file reports of ownership and changes in ownership with the SEC. Based on our review of such reports and written representations from our directors and officers, one transaction was not timely reported on Form 4 on behalf of Roberto Martinoli due to administrative error.

Corporate Governance Principles

We have adopted Corporate Governance Principles which, along with our Board committee charters, provide the framework for the governance of the Company. The Corporate Governance Principles address such matters as director qualifications, director independence, director compensation, Board committees and committee evaluations. Copies of these principles and our Board committee charters are posted in the corporate governance section on our website at www.rclinvestor.com.

Code of Ethics

The Board has adopted a Code of Business Conduct and Ethics that applies to all our employees, including our executive officers, and our directors. A copy of the Code of Business Conduct and Ethics is posted in the corporate governance section of our website at www.rclinvestor.com and is available in print, without charge, to shareholders upon written request to our Corporate Secretary at Royal Caribbean Cruises Ltd., 1050 Caribbean Way, Miami, Florida 33132. Any amendments to the code or any waivers from any provisions of the code granted to executive officers or directors that require disclosure under the applicable SEC or NYSE rules will be posted on our website at www.rclinvestor.com.

Trading in Company Securities

Our Securities Trading Policy prohibits hedging transactions in Company securities by officers, directors and employees. In addition, it prohibits officers and directors from holding Company Securities in a margin account or otherwise pledging Company securities as collateral for a loan.

Additionally, we require officers and directors to pre-clear every transaction in Company securities for themselves, their immediate family members, and any family trust with the Corporate Secretary. This includes purchases, sales, gifts, contributions to a trust and any other transfers.

Compensation Committee Interlocks and Insider Participation

During 2021, none of the members of the Talent and Compensation Committee (a) was an officer or employee of the Company or any of its subsidiaries, (b) was a former officer of the Company or any of its subsidiaries or (c) had any related party relationships requiring disclosure under Item 404 of SEC Regulation S K. During 2021, no executive officer of the Company served as a member of the board of directors or on the compensation committee of any other company, one of whose executive officers or directors serve or served as a member of the Board or the Talent and Compensation Committee of the Company.

Contacting Members of the Board

The Board welcomes questions and comments. Interested parties who wish to communicate with non-management members of the Board can address their communications to the attention of our Corporate Secretary at our principal address at 1050 Caribbean Way, Miami, Florida 33132 or via email to corporatesecretary@rccl.com. The Corporate Secretary maintains a record of all such communications and promptly forwards to the Lead Director those communications that the Corporate Secretary believes require immediate attention. The Corporate Secretary periodically provides a summary of all such communications to the Lead Director and he, in turn, notifies the Board or the chairs of the relevant committees of the Board of those matters that he believes are appropriate for further action or discussion.



Environmental, Social and Governance Overview


Board Oversight

Our Board provides oversight and guidance on the Company's performance and management of environmental, social and governance ("ESG") issues, including climate change, environmental stewardship, supply chain risk management, human rights, diversity, equity and inclusion and ESG reporting.

 ### Safety, Environment, Sustainability and Health Committee

Reviews and monitors overall strategies, policies and programs that impact the safety, environment, sustainability and health of our guests, crew, the communities where we operate and the ports where our ships call, as well as our overall development of strategies, policies and practices in the areas of energy consumption, greenhouse gas, physical and transition risks related to climate change and other criteria pollutant emissions, waste disposal and water use.

 ### Talent and Compensation Committee

Oversees the Company's human capital management strategies, including initiatives for talent diversity, equity and inclusion, talent management, pay equity, succession planning and corporate culture.

 ### Audit Committee

Discusses with management any potential enterprise risks associated with ESG and the controls and procedures concerning the Company's environmental, social and governance disclosures.

 ### Nominating and Corporate Governance Committee

Oversees various aspects of corporate governance and reviews and makes recommendations to our Board concerning Board and committee structure and composition, consistent with the Board's endeavor to be composed of individuals with varying skills and backgrounds (including diversity of race, gender and ethnicity) and experience in business and in other areas that may be relevant to the Company's activities, including those related to ESG.


ESG Principles

ESG is at the core of our business and rests on four key principles:

 ### Champion Communities and the Environment

We recognize our responsibility to the guests who travel with us, the people who work for us, the communities and destinations that we visit, and the oceans we traverse.

 ## Provide Unforgettable Cruise Experiences

We connect people to the wonders of the world and help them create unforgettable memories.

 ## Foster Human Rights and be an Employer of Choice

We treat our guests, employees, crew, and suppliers with dignity and respect. We act ethically and with integrity so we all can thrive.

 ## Advance Net Zero Innovation

We are committed to decarbonizing our operations through innovation, collaborative partnerships, and an accelerated transition to cleaner fuels, smarter technologies, and improved energy efficiencies.

 ## Govern Responsibly

We believe that good governance and transparency are critical to ESG and help us align corporate decision-making to our ESG strategy and performance. We take an integrated approach to board oversight, risk management and stakeholder engagement and we embed appropriate policies and practices for ethics, compliance, and data security within our operations.

2021 Priorities

Throughout 2021, Royal Caribbean's efforts were concentrated on the critical ESG needs of, and issues for, the cruise industry:

 ## Environmental Stewardship

Protecting the environment has been a longstanding core value for us. Thriving, healthy and sustainable oceans are inextricably tied to the health of our business that is why we set ambitious targets in a variety of facets of our business to improve our operations including waste and water management, emission reduction, sustainable sourcing. As of March 31, 2021, we had removed over 60% of single-use plastics from our ships compared to a 2018 baseline and anticipate reducing beyond that as we continue our return to service. We have also equipped 100% of our ships to be landfill free and produced 90% of our freshwater on board while reducing the average guest water consumption by 66 gallons per day. Our advanced wastewater purification systems purify all wastewater and exceed regulations for most cities within the U.S. Treated wastewater is discharged at least three nautical miles away from land in accordance with sustainable practices and international law.

 ## Decarbonization of Operations

We are committed to decarbonizing our operations through meaningful innovation, partnerships, and action. We have been monitoring and reducing emissions and tracking our energy consumption since 2010. In 2021, we announced our Destination Net Zero strategy which is focused on achieving net zero cruise ship by 2035 and net zero emissions by 2050. Destination Net Zero is built on a four-pronged approach which includes the modernization of our global brands fleet through the introduction of new energy-efficient and alternatively fueled vessels, continued investment in energy efficiency programs, development of alternative fuel and alternative power solutions, and optimized deployment and integration of strategic shore-based supply chains.

 ## A Healthy Return to Cruising

We have long maintained some of the industry's most rigorous and thoughtful health and safety protocols. Summer of 2021 marked the first cruise ship to set sail from the U.S after a 15-month suspension of service. It also marked over a year's worth of efforts, going above and beyond, to create a safe, healthy experience for our guests and employees. Since then, over a million guests have sailed with us, putting into practice the robust and multi-layered approach that positions our cruises at the forefront of healthy sailing.

Responsible Tourism

At its core, tourism depends on the beauty of the environment. Ensuring the destinations we visit are vibrant and healthy far into the future is critical to the success of our business.

 ## A Partnership for our Oceans



Five years ago, we joined forces with World Wildlife Fund to help ensure the long-term health of the oceans by setting, and achieving, ambitious sustainability targets to lessen the company's environmental impact, raise awareness of ocean conservation for our guests and crew, and support ocean conservation projects around the world. We have supported WWF initiatives on wildlife trafficking, commitment to deliver on the promise of the Paris Agreement through the *We Are Still In* coalition and signed on to the *Cascading Materials Vision* for a more sustainable supply chain.

 ## Exploring the World Sustainably



We deepened our commitment to responsible tourism in 2016, when we set a goal to offer our guests 1,000 destination tours certified by the Global Sustainable Tourism Council (GSTC) by 2020. By 2021, we had more than doubled our 2020 goal, with 2,000-plus GSTC-certified tours available to guests. GTSC-certified tour operators agree to protect the overall health of destinations, preserve local heritage, maximize social and economic benefits to the community, and reduce negative impacts to the environment from travel-related waste. For us, GSTC certification enables us to align our sustainability philosophy with the practices of our third-party tour operators.

 ## Sourcing Sustainably



Our supply chain, through a large and diverse network of suppliers, fuels everything we do. As a result, we collaborate with partners to support the sustainable sourcing movement and the improvement of animal welfare throughout the food supply. Most notably we are working with World Wildlife Fund to source Marine Stewardship Council (MSC) and Aquaculture Stewardship Council (ASC) seafood and supporting fishery improvement projects that boost the overall supply of responsibly produced seafood and ensure the livelihoods of artisanal fishers and their communities.

Human Capital Management

Great vacations begin with great employees. Each day, our employees from all around the world go above and beyond to deliver exceptional vacations to our guests. Our leadership team, with oversight from our Board of Directors, strives to maintain a work environment that reinforces collaboration, motivation and innovation, and believes that a strong employee-focused culture is essential to a good business.

 ## Empowering Women in a Male-Dominated Industry

The maritime world has always been male-driven – in fact, there was a time having a woman on board ranked at the top of a long list of sailors' superstitions. That's since changed. In 2015, Celebrity Cruises appointed Captain Kate McCue as the first American female captain, starting an intentional effort by the brand to attract more women to the industry and into leadership roles across our fleet. Now, our Celebrity Cruises brand is taking it further, with ambitions to raise the ratio of women to men on their ships' bridges.

 ## Diversity, Equity, and Inclusion

We have always promoted an inclusive workplace – both on land and at sea – where our employees can contribute fully and bring their diverse perspectives to the workplace. We have six employee resource groups (ERGs) with international participation: Multicultural Organization for Royal Employees, Pride (LGBTQ+), Served (Veterans), Network of Women, Royal Organization for Abilities, and Young Professionals. Each ERG provides opportunities for employees to connect, network and develop. They also partner with leadership to provide ongoing feedback and establish a culture of belonging. RCG is proud of our diversity achievements, which include being named as a 2021 Forbes Best Employer for Diversity and a 2021 LGBTQ Workplace Equality Honoree by the Human Rights Campaign Foundation. Our DEI efforts and all human capital metrics are reviewed annually with our Talent and Compensation Committee.

🧑‍🤝‍🧑 Employee Engagement and Development

We measure employee engagement on a quarterly basis on land and monthly on our ships. Since the start of the pandemic, we've increased our listening through surveys and focus groups and dedicated ourselves to act on the feedback we receive. We've also increased our wellness programs and improved our employee assistance program.

Our employee development programs are designed to grow and advance our leaders by developing premier learning, mentorship, coaching and planning programs. We are also focused on succession planning and increasing the readiness of internal talent to take on business-critical roles. Our Talent and Compensation Committee regularly reviews our succession planning process and pipeline talent.

ESG Reporting

We believe in transparency, accountability and continuous improvement. Our reporting reflects our belief that what gets measured gets better. This is why we have published a comprehensive sustainability report since 2008. To maximize the breadth and depth of our disclosures, we follow the standards established by the Global Reporting Initiative and the Sustainable Accounting Standards Board. We have also reported the details of our climate related performance and governance to the CDP Climate Change (formerly known as the Carbon Disclosure Project) since 2010 and have been recognized for taking coordinated action on climate issues.

   

Advisory Vote to Approve the Compensation of Our Named Executive Officers

 **The board recommends a vote "FOR" this proposal.**



Executive Compensation

Letter from the Talent and Compensation Committee

Dear Shareholders,

While 2021 was another incredibly challenging year, it marked our return to delivering the very best vacation experiences.

Beginning in the third quarter of 2021, RCG was able to commence broad-based operations following the complete lay up of its ships due to the COVID-19 pandemic. To weather the extreme and disproportionate impact of the pandemic on the cruise industry, RCG relied on its leadership team to develop and implement strategies that would position RCG to return to healthy sailing and profitability and drive its long-term financial value.

The year also represented one of significant leadership change. Richard Fain, the company's CEO for 33 years, announced his decision to step down as CEO. Mr. Fain, a true industry leader, led the growth of Royal Caribbean Group from five vessels in 1988 to a global company with over 60 ships, three unique brands and an employee population of 85,000. The successful transition of the CEO role to Jason Liberty represented the culmination of many years of succession planning by Mr. Fain and the Board and will ensure strong leadership for RCG into the future, building on the strong foundation left by Mr. Fain.

With the events of 2021 in mind, our decisions for the year, as described in the Compensation Discussion and Analysis that follows, were focused on ensuring RCG's financial strength, making prudent financial and operational decisions, returning to service safely and maintaining continuity of management, while staying true to our fundamental pay-for-performance compensation philosophy. In particular:

- In 2021, we established financial and objective operational metrics, as well as qualitative metrics, that reflected the critical actions needed to successfully restart operations and set the performance levels in-line with the 2021 operating plan adopted by the Strategic Health and Finance Committee of the Board. Specifically, these metrics were designed to incentivize management to:
  - maintain a strong balance sheet to continue to weather the unpredictable impact of the COVID-19 pandemic on RCG's business;
  - develop cost-effective protocols to return RCG's employees, ships and guests to healthy sailing; and
  - position RCG to accelerate financial growth, including positive cash flow once sailing resumed.

By the end of 2021, RCG's NEOs had successfully met these challenges. Specifically, they had:

- achieved over $3 billion in liquidity, despite negative operating cash flow of nearly $2 billion, and lowered the cost of debt funding by more than 500 bps vs. 2020;
- achieved the industry's fastest return to service – returning over 37,000 employees and 50 ships to service (including ships operated by Partner Brands), representing over 85% of RCG's global capacity;
- implemented rigorous safety protocols allowing RCG to deliver a healthy sailing environment and extraordinary vacations to approximately 1.3 million guests;
- achieved the highest customer satisfaction / net promoter scores (NPS) in RCG's history; and
- made significant progress in RCG's dedication to ESG, including announcing its "Destination Net Zero" goals.

Based on these accomplishments, the NEOs achieved a 117.4% payout on the established metrics. Nevertheless, we exercised negative discretion to reduce these payments to a 100% payout in light of

 

the impact of the pandemic on RCG's financial results. *Further information on our approach to the 2021 short-term incentive compensation can be found on page 55.*

- Consistent with the disclosure in last year's proxy statement and as discussed with shareholders who understood and concurred with our intended use of discretion, we exercised discretion in determining the payout for the performance-based equity awards (PSUs) for the 2019-2021 performance period. We had initially set two metrics tied to income – EPS and ROIC – to evaluate performance over the three-year period, based on RCG's performance during 2018 and its long-term growth targets. However, because the pandemic forced RCG to shut down its operations and prevented it from generating earnings, we believed it was appropriate to apply discretion in the evaluation of the 2019-2021 PSU Awards and referred to two objective sets of criteria in determining the appropriate level of discretion to apply:

  - *Performance against the prior-established metrics up to the onset of the pandemic.* From January 1, 2019, through March 2020, when we ceased operations, RCG was on track to exceed the targets for the 2019-2021 PSU Awards by 111%; and

  - *Relative market performance against the other two publicly-traded cruise companies, as they were the only other similarly situated companies.* In deciding the level of achievement, we took into consideration the commentary of shareholders during the 2021 engagement and considered that the actions taken by the NEOs and the entire management team over the course of the pandemic resulted in RCG outperforming these peers in maintaining the company's value (as measured by market capitalization) and increasing total enterprise value by $7 billion during the 2019-2021 PSU performance period. Furthermore, as demonstrated below, the actions of the NEOs resulted in RCG's total shareholder return outperforming RCG's public company cruising peers for both a one-year and three-year period. Based on these measures, we elected to pay out the awards at 90% of target. *Further information on our approach to the 2019-2021 PSU Awards can be found on page 63.*

- *When assessing management performance as part of our pay-for-performance philosophy, we normally focus on share performance compared to the general tourism industry. However, the unique challenges of the cruise industry make such comparisons irrelevant. Instead, we compared the company's shareholder return to our peers.**



* *The stock performance graphs assume for comparison that the value of the Company's common stock and the average of the publicly-traded peer companies' stock prices was $100 on December 31, 2020 and 2018, respectively, and that all dividends were reinvested. Past performance is not necessarily an indicator of future results.*

- As disclosed in last year's proxy statement and discussed with shareholders who understood and concurred with the need to modify long-term targets set prior to the pandemic, we modified our 2020-2022 PSU Awards to align with the revised targets for 2022 EPS and 2022 ROIC established by the Board's Strategic Financial Health Committee and added a leverage ratio (Debt/EBITDA) consistent with the continued focus on returning to an unleveraged balance sheet. We set the revised threshold, target and maximum performance levels at levels considered to be challenging and materially above the prior year's actual results. These decisions reflect our commitment to pay-for-performance based on achievement of long-term financial metrics. As operating conditions associated with the pandemic



further stabilize, the Committee is committed to limiting its exercise of discretion to the furthest extent possible, while maintaining appropriate retention and pay-for-performance incentives. *Further information on our approach to the 2020-2022 PSU Awards can be found on page 64.*

- As disclosed in last year's proxy statement, we successfully implemented a retention program in connection with our CEO transition by granting special equity awards to three NEOs – Messrs. Liberty and Bayley and Ms. Lutoff-Perlo – each whom we believed were critically important to retain in order to ensure a smooth leadership transition and drive continued enterprise growth. Each of these NEOs has significant tenure with RCG – Mr. Liberty has served since 2008 in a variety of positions of increasing responsibility, Mr. Bayley has been with RCG for 40 years and served as President and CEO of two of RCG's global cruises brands for a total of 9 years and Ms. Lutoff-Perlo has been with RCG for 35 years and served as the President and CEO of one of RCG's global cruise brands for 7 years. In addition, they each brought unique knowledge and experience to their positions and to RCG as a whole and, in light of these contributions, we considered the potential challenges RCG would encounter if any of them were to leave RCG prior to, or during the transition following, the selection of the new CEO, as well as the additional time and resources that would be required to fill their key leadership roles. This was especially important as our key executives were in high demand across similar leisure industries that had returned to normal service much more quickly and therefore were not similarly impacted by the pandemic. As disclosed in our 2021 proxy statement, the special equity awards granted to these NEOs consisted of (i) 50% time-based awards and (ii) 50% performance-based awards that could be earned upon the achievement of EPS, ROIC and leverage ratio (Debt/EBITDA) targets in-line with the operating plan adopted by the Strategic Financial Health Committee. As part of our shareholder engagement prior to, and subsequent to the 2021 Annual Meeting of Shareholder, we discussed the purpose and need for these special equity awards and heard from our shareholders that they generally recognized the need for exceptional awards in this situation. *Further information on our approach to the special equity awards can be found on page 64.*

We are proud of the progress RCG has made during such a challenging year. As a Committee, we are committed to continued shareholder engagement. During the summer/fall 2021 engagement season RCG contacted its top 20 shareholders, representing approximately 55% of its outstanding common stock and held meetings with 10 of them, collectively holding 38.4% of its outstanding common stock (or 70% of the common stock held by the top 20 investors). During these meetings, the Talent and Compensation Committee's decision-making and use of discretion in these difficult times was discussed. We have taken into account the feedback received at these meetings when making our executive compensation decisions in 2022. We intend to continue to engage with our shareholders to ensure that our actions are in-line with, and responsive to, their expectations. We believe that the dedication of RCG to its guests and all of its employees has successfully positioned it to return to growth in a leadership position in 2022 and beyond.

Sincerely,

    

| **Vagn O. Sørensen, Chairman** | **John F. Brock** | **Amy C. McPherson** | **Ann S. Moore** | **Donald Thompson** |

Compensation Discussion and Analysis

RCG's executive compensation program is designed to align executive compensation with the long-term interests of our shareholders. This Compensation Discussion and Analysis ("CD&A") provides shareholders with information about our business, 2021 performance, our disciplined approach to compensation and 2021 compensation decisions for our 2021 Named Executive Officers ("NEOs") listed below.

As discussed earlier in this proxy statement, on November 6, 2021, Mr. Fain announced that he would be stepping down from his position as Chief Executive Officer effective January 3, 2022. In connection with this transition, the Board promoted Jason Liberty to serve as President and Chief Executive Officer, transitioning from his former position as EVP and Chief Financial Officer, and promoted Naftali Holtz, our former SVP of Finance, to the role of Chief Financial Officer. As these transitions were effective commencing in the 2022 fiscal year, they are not reflected in this CD&A.

RCG's 2021 Named Executive Officers


Richard Fain
Chairman & Chief Executive Officer ("CEO")


Jason Liberty
Executive Vice President and Chief Financial Officer ("CFO")


Michael Bayley
President and Chief Executive Officer, Royal Caribbean International


Lisa Lutoff-Perlo
President and Chief Executive Officer, Celebrity Cruises


Harri U. Kulovaara
Executive Vice President, Maritime

Table of Contents



Executive Summary

RCG's 2021 Performance

Navigating the Pandemic and Recovering from the Crisis – Key 2021 Successes

Leading the Industry in a Return to Service



Brought back 37K+ employees

85%

Fleet capacity operational by 12/31 fastest return in the industry



Lowest out of service cash burn per berth versus our peers

1.3 M

1.3 million guests served in 2021 with only 0.19% COVID-19 positivity rate due to highly effective health and safety protocols

Enhancing Platform for Long-Term Growth



Launched 2 new ships

Strong pipeline capacity with 12 new ships 2022-2026

350

Destinations visited

Advanced critical port and destination efforts for a diversified port portfolio



Introduced frictionless digital commerce – enhancing guest experience and providing tools to increase revenue



Record guest satisfaction scores and strong onboard revenue drove total revenue per passenger cruise day in Q4 up 10% vs record 2019 levels

Journey Back to Strong Financial Results

> $3 B

Year-end liquidity



Reduced cost of debt funding by over 500bps (vs. 2020)



Successfully refinanced $2.3 billion of crisis debt on an unsecured basis at lower cost



By 4th Quarter, total cash flows from ships in operation turned positive

ESG is Core to our Business



Developed a strategic ESG Framework, setting a foundation to guide our decision-making, including adding a new Chief ESG Officer



Launched Destination Net Zero to chart a course toward achieving net zero cruise ship by 2035 and enterprise net zero by 2050

7

7 times recognized as a World's Most Ethical Company by Ethisphere



Named as 2021 Forbes Best Employer for Diversity in recognition of our DEI efforts

2021 Compensation Overview

Aligned Strategy and Pay During the Challenges of 2021

At the beginning of 2021, our Talent and Compensation Committee, in coordination with our Strategic Health and Finance Committee, identified five specific and tangible goals to navigate our recovery. These financial and operational metrics were established as the performance metrics for our annual incentive plan. Specifically, the goals were:

- preserve liquidity – ensuring we maintain necessary capital during a prolonged period with suspended operations, decreasing burn rate and minimizing dilution to shareholders;
- successfully return our ships to service – operating our ships in an effective and safe manner during their lay-up and preparing the ships to return to service with necessary safeguards to prevent the spread of COVID-19 and treat any illnesses;
- develop and implement protocols to ensure that crew and guests return to safe sailing;
- ensure continued engagement with our crew and shoreside employees; and
- develop programs and engagement tools to reignite our guests' love of sailing.

At the end of the year, our Talent and Compensation Committee reviewed the company's performance on each of these metrics and found that the management team's performance against these metrics was positive.

- We ended 2021 with $3.6 billion of Liquidity Preservation (as defined on page 57);
- As of December 31, 2021, we were operating 50 of our Global and Partner Brand ships, representing over 85% of our capacity;
- As of December 31, 2021, we had brought back over 37,000 crew members;
- Our health and safety protocols proved highly effective, giving us and our guests comfort regarding onboard safety
  - For example, approximately 2,500 COVID positive cases on ships out of the 1.3 million guests served in 2021 (representing a positivity rate of 0.19% far under the positivity rate of the general population); and
- We achieved the highest customer satisfaction / net promoter scores (NPS) in our history and all-time high onboard revenue spend per passenger.



Maintained Robust Corporate Governance Policies that Aligned Executives' Interests with Those of our Shareholders

Our Talent and Compensation Committee seeks to align our compensation practices with strong corporate governance practices. As reflected below, we believe that robust corporate governance practices are integrated into our 2021 executive compensation program.

What We Do

- ✓ **Robust stock ownership guidelines - 8x base salary for CEO and 5x for other NEOs**
- ✓ **Clawback policy that applies to cash and equity incentive compensation**
- ✓ **"Double trigger" change in control provisions in employment agreements**
- ✓ **"Double trigger" change in control provision for acceleration of equity**
- ✓ **Short-Term incentive tied to performance metrics designed to deliver long-term growth and drive shareholder value**
- ✓ **Multi-year vesting of all equity awards**
- ✓ **New proposed Equity Plan has a minimum one-year vesting for all equity awards.**
- ✓ **Talent and Compensation Committee composed entirely of independent directors**
- ✓ **Independent compensation consultant, report directly to Talent and Compensation Committee**
- ✓ **Comprehensive annual assessment of compensation risks**

What We Do Not Do

- ✕ **No extensive perquisites – All Other Compensation represented 1.14% of CEO's 2021 Total Compensation**
- ✕ **No acceleration of vesting of equity awards in connection with terminations, absent a change in control**
- ✕ **No pledging or hedging of shares**
- ✕ **No tax gross-ups on perquisites or change in control benefits**
- ✕ **No pension or supplemental retirement plan benefits**
- ✕ **No repricing or buy-outs of stock options without shareholder approval**
- ✕ **No stock options granted below fair market value**
- ✕ **Equity plan does not permit liberal share recycling**
- ✕ **No liberal change of control definition in equity plan or employment agreements**

Designed our Executive Compensation to Be Performance Based

Our commitment to performance-based compensation is illustrated by the following charts, which show the mix of each compensation component at target levels for our Chairman & CEO and for our other NEOs for 2021.

Chairman & CEO

92% Variable Compensation



18% Time Based Long-Term Incentive

8% Base Salary

19% Target Annual Incentive

55% Performance Based Long-Term Incentive

Other Named Executives

83% Variable Compensation



24% Time Based Long-Term Incentive

17% Base Salary

22% Target Annual Incentive

37% Performance Based Long-Term Incentive

(1)   The percentages for the other NEOs represent a weighted average of each element of compensation for such officers and does not include the special equity awards granted in March 2021.

Engaged with Shareholders and Responded to their Comments

We have an active shareholder engagement program. We believe it is important to directly engage with our shareholders as a means of soliciting their views on matters such as corporate governance, executive compensation and environmental and social initiatives, among other important topics. We use this feedback to assist RCG and the Board with matters requiring a broader shareholder perspective. We also take into account the feedback our shareholders provide through the annual say-on-pay advisory votes on our executive compensation.

Historically, our shareholders have overwhelmingly supported our executive compensation program, which has received an average of 93% support from 2011 when we held our first say-on-pay vote through our 2020 Annual Meeting of Shareholders. Last year, ISS recommended a vote against our say-on-pay proposal, while Glass Lewis recommended a vote in favor of it. Considering these recommendations, prior to the 2021 Annual Meeting of Shareholders, we engaged with shareholders to explain our executive compensation program and our Talent and Compensation Committee's decisions regarding our 2020 short-term compensation, our anticipated use of discretion with respect to the 2019-2021 PSU Awards, our modification of the 2020-2022 PSU Awards and our special equity awards (all of which were disclosed in our 2021 Proxy Statement). During these conversations and meetings, most shareholders supported these actions and understood the need to continue to reward, incentivize and retain our NEOs during an unprecedented time. As a result of this engagement and our communication of the reasons and need for the use of discretion, 78% of the votes cast at our 2021 Annual Meeting of Shareholders supported our say-on-pay proposal.

After our 2021 Annual Meeting of Shareholders, we continued our conversations with shareholders and engaged in a targeted outreach effort focused on our executive compensation philosophy and decisions. As part of this effort, we contacted our top 20 shareholders, representing approximately 55% of our outstanding common stock and held meetings with 10 of them, collectively holding 38.4% of our outstanding common stock (or 70% of the common stock held by our top 20 investors). During these meetings, we continued to discuss our prior use of discretion with respect to the compensation decisions and actions taken during March 2021, our anticipated limited use of discretion for the 2019-2021 PSU Awards and our intent to return to the historical financial and operational metrics for measuring company-wide and brand performance commencing in 2022. The Talent and Compensation Committee have taken into account the feedback received at these meetings when making their executive compensation decisions.



Executive Summary

The table below describes the feedback we received during this engagement related to our executive compensation program and the revisions that our Talent and Compensation Committee implemented in light of these discussions.

What We Heard	Actions Taken
Our shareholders generally viewed our management's performance as best in class and understood our need during a limited time to utilize more qualitative metrics and exercise discretion with respect to the 2020 short-term incentive plan but supported us returning to our historical use of quantitative financial and operational metrics once operations had normalized and using limited discretion in evaluating performance against those pre-determined metrics.	The Talent and Compensation Committee evaluated RCG's performance using the metrics set earlier in the year and calculated that those metrics generated a payout to equal 117%. However, it utilized negative discretion to reduce the payout to 100% for the NEOs. For 2022, the short-term incentive plan for the CEO will return to the practice of being based solely on financial and objective operational metrics. The long-term incentive awards granted in 2022 are based on quantitative financial and operational metrics.
Generally understood and supported our intent to exercise discretion with respect to the 2019-2021 PSU Awards and to reset our 2020-2022 PSU Awards in-line with new Board approved budgets in light of the unprecedented and disproportionate impact that the COVID-19 pandemic had on the cruise industry.	The Talent and Compensation Committee approved the 2019-2021 PSU Award payout at below target. The 2021-2023 PSU Awards were granted with target performance levels that were challenging and in-line with Board-approved three-year ROIC, EPS and leverage ratio targets. The 2022-2024 PSU Awards were granted with target performance levels that were challenging and in-line with Board-approved three-year ROIC, EPS, leverage ratio targets as well as ESG targets.
Understood the competitive nature of our operational performance metrics but generally wanted more transparency with respect to the difficulty of our financial metrics.	This CD&A includes enhanced disclosure of the performance levels of our Liquidity Preservation metric and for our non-confidential operational metric, Ships in Service, included in our 2021 Executive Bonus Plan.
Expressed support for adding ESG measures to our compensation program.	ESG measures will be added to both our 2022 Executive Bonus Plan and the metrics for our 2022-2024 PSU Awards.

Aligned our Compensation with Our ESG Commitments

Our commitment to meet the environmental, social and governance (ESG) challenges of our time is core to our business strategy. Continuous improvement is the persistent wave that drives our work, the ships we build, the infrastructure we develop in coastal communities, and the ESG targets we aim to achieve. As part of that commitment, commencing in 2022, we have embedded ESG metrics in the annual and long-term metrics upon which we evaluate our NEOs. With respect to our annual Executive Bonus Plan, ESG metrics will be a component of our corporate and our brand operational performance metrics. With respect to our PSU program, 20% of the performance target will be based on a composite of ESG metrics. These metrics will take into account performance with respect to our goals on alternative energy sourcing, employee engagement, living wage and pay equity and other initiatives.

 

How We Make Compensation Decisions

Our Compensation Philosophy and Principles

Our fundamental compensation philosophy remains unchanged: we adhere to a pay-for-performance philosophy. In line with this philosophy, we have designed our compensation programs to support three main goals:

Align the interests of our executives with the interests of our shareholders	Recruit, retain, and motivate an elite management team	Reward positive contributions to both short- and long-term corporate performance

PRINCIPLES	IMPLEMENTATION
Total direct compensation levels should be sufficiently competitive to attract, motivate and retain the highest quality executives.	Our Talent and Compensation Committee seeks to establish target total direct compensation (salary, short-term incentive and long-term incentive) at appropriate levels relative to our Market Comparison Group, providing our executives the opportunity to be competitively rewarded for our financial, operational and stock price growth. Total direct compensation opportunity (i.e., maximum achievable compensation) should increase with position and responsibility.
Performance-based and "at-risk" incentive compensation should constitute a substantial portion of total compensation.	We seek to foster a pay-for-performance culture, with a significant portion of total direct compensation being performance-based and/or "at risk." Executives with greater responsibilities and the ability to directly impact our strategic and operational goals and long-term results should bear a greater proportion of the risk if these goals and results are not achieved. Therefore, the more senior the executive, the greater the percentage of total compensation in the form of performance-based and/or "at risk" compensation.
Long-term incentive compensation should align executives' interests with our shareholders' interests to further the creation of long-term shareholder value.	We focus on ensuring that executive compensation includes a high proportion of long-term performance-based equity compensation. Awards of equity-based compensation encourage executives to focus on our long-term growth and prospects and incentivize executives to manage our company from the perspective of owners with a meaningful stake and to encourage them to remain with us for long and productive careers. Our stock ownership guidelines further enhance the incentive to create long-term shareholder value. Equity-based compensation also subjects our executives to market risk, a risk also borne by our shareholders.



2021 Compensation Elements and 2021 Decisions

Compensation Elements

We provide compensation to our executives consisting of three principal elements: base salary, performance-based annual incentive bonus and long-term equity awards. The objectives and key features of each pay element are described below.

			Pay Elements			
			CEO	Other NEOs	Objective	Key Features
Fixed	Cash Compensation	Base Salary	8%	17%	• Provide a base level of income in-line with expertise, experience, tenure, performance, potential and scope of responsibility	• Set annually based on market competitiveness and in-line with performance and contributions to the achievement of Company goals • No increases for 2021
Variable	Cash Compensation	Performance-Based Annual Incentive	19%	22%	• To focus executives on annual financial and operational performance • To reward executives for performance relative to our short-term goals and initiatives	• Earned based on company-wide and brand financial and operational objective metrics and individual performance against previously established strategic goals • Payout will range from 0% and 200% based on results during the year
Variable	Equity Compensation	Performance-Based Restricted Shares	55%	37%	• Structured to align with shareholder interests, reward the achievement of long-term goals and promote stability and corporate loyalty among the executives	• Earned only if specified financial performance measures are met • Typically, with a three-year performance measure • 2021-2023 PSU Awards will be earned based on EPS, ROIC, and leverage ratio performance • 2021-2023 PSU Awards can range from 0% to 200%
Variable	Equity Compensation	Time-Based Restricted Shares	18%	24%	• Multi-year vesting requirements align our executives' interests with our shareholders and incentivize retention of our executive talent	• Generally, vest in four equal annual installments, starting on the first anniversary of the grant date

Base Salary

Why we pay base salaries. Base salaries comprise, on average, less than 20% of the target total direct compensation for our NEOs. During 2021, base salary represented 8% of target total direct compensation for our CEO and an average of 17% for our other NEOs. However, base salaries are an important and customary element of pay for attracting and retaining executives. The Talent and Compensation Committee seeks to pay each NEO a level of base salary that competitively reflects their scope of responsibility.

The primary considerations used in setting base salary levels include each NEO's:

- scope of responsibilities;
- expertise and experience;
- tenure with the organization

- competitiveness as measured against the Market Comparison Group; and
- performance and potential to further our business objectives

The Talent and Compensation Committee generally reviews salaries in the early part of each year and, if appropriate, adjusts them to reflect changes in the above considerations and to respond to market and competitive pressures.

Our 2021 Base Salary Decisions. In February 2021, based on the ongoing impact of the pandemic, including suspension of our cruising operations, there were no changes to base salaries.

Name	Base Salary 2021
Richard D. Fain	$1,300,000
Jason T. Liberty	$ 950,000
Michael W. Bayley	$1,000,000
Lisa Lutoff-Perlo	$ 820,000
Harri U. Kulovaara	$ 810,000

Performance-Based Annual Incentive

Why we pay annual performance-based compensation. We believe that annual incentive programs focus executives on annual financial and operational performance enabling them to better manage the cyclical nature of our business and to reward executives for performance relative to our annual goals and initiatives. We pay our annual performance-based compensation pursuant to our Executive Short-Term Bonus Plan (the "Executive Bonus Plan"). The Executive Bonus Plan is designed to reward our executives for the achievement of RCG's annual financial and/or strategic goals and to recognize individual contributions. For 2021, the Executive Bonus Plan represented approximately 19% of our CEO's target total direct compensation and an average of 22% of the other NEOs' target total direct compensation.

How we measure annual performance. Prior to the pandemic, we measured annual performance-based on (1) company-wide and brand financial and operational results, depending on the NEO's responsibility and (2) on individual performance against previously established strategic objectives. For 2019, company-wide and brand financial and operational key performance indicators ("KPIs") represented 100% of the annual bonus opportunity for the CEO and 66.67% for each other NEO while individual performance strategic objectives represented the remaining 33.33% of the bonus opportunity for each other NEO. In 2020, given the complete uncertainty of the economic and operational environment attributable to the COVID-19 pandemic, the Talent and Compensation Committee set nine strategic areas of focus against which it would evaluate the company-wide annual performance for the CEO and each other NEO, representing 80% of the bonus opportunity for the CEO and 50% of the bonus opportunity for each other NEO. Individual performance represented the remaining 20% of the bonus opportunity for the CEO and 50% of the bonus opportunity for each other NEO.



2021 Compensation Elements and 2021 Decisions

In 2021, the Talent and Compensation Committee elected to return to more normalized annual performance KPIs, such that each NEO was evaluated on company-wide financial and operational performance as well as individual performance. Due to the continuing uncertainties that existed at the beginning of 2021 and the need for extraordinary cross-functional cooperation and support, the Talent and Compensation Committee believed that the financial and operational KPIs should be based on company-wide metrics for all NEOs, rather than a combination of company-wide and brand-wide metrics.

For 2021, the framework of the Executive Bonus Plan was as follows:

Name	2021 Executive Bonus Plan Framework	
	Company-Wide Performance	Individual Performance Against Strategic Objectives
CEO	80%	20%
Other NEOs	66.67%	33.33%

How we determine annual target bonus. Each year, the Talent and Compensation Committee considers the responsibilities of each executive and the competitiveness of our target bonus opportunity compared to our Market Comparison Group. The Talent and Compensation Committee then sets the annual Executive Bonus Plan Target for each NEO, as a percentage of base salary. Based on the market environment, there were no changes to the bonus targets for 2021.

Name	2021 Bonus Target (% of base salary)	2021 Target Payout
Richard D. Fain	225%	$2,925,000
Jason T. Liberty	145%	$1,377,500
Michael W. Bayley	140%	$1,400,000
Lisa Lutoff-Perlo	130%	$1,066,000
Harri U. Kulovaara[1]	100%	$ 810,000

[1] Based on his unique and focused responsibilities, in addition to his bonus target, Mr. Kulovaara's employment agreement provides that he is entitled to a bonus of $150,000 for each ship delivered during a fiscal year.

2021 Company-Wide Metrics; Weighting and Performance

In establishing the 2021 Executive Bonus Plan company-wide metrics in early 2021, the Talent and Compensation Committee believed that the most important annual company-wide metrics would be those that positioned RCG to begin cruising once permitted by the CDC and other governmental agencies. Consequently, the six equally-weighted, company-wide metrics established by the Talent and Compensation Committee for 2021 were as follows:

• One financial metric, Liquidity Preservation;

• Four objective operational metrics, (1) Ships in Service, (2) Guest Satisfaction, (3) Employee Engagement and (4) Safety and Health; and

• One qualitative metric, Return to Service Performance, which reflected a qualitative analysis of numerous multi-faceted objectives that would contribute to our ability to safely and efficiently commence operations.

The Talent and Compensation Committee established a threshold performance level for each metric, and performance levels at which executives could earn 90%, 100%, 110% and 200%. Although historically the Executive Bonus Plan provided for performance levels that ranged from 0% to 300% for company-wide and brand-wide metrics and 0% to 200% for individual performance, due to the continued uncertainty arising from the impact of the pandemic, for 2021 the Talent and Compensation Committee capped the maximum performance at 200% for both the company-wide performance metrics and the individual performance metric. Achievement in between these performance levels would be calculated on a linear basis (except for the qualitative metric which was evaluated based on those distinct levels articulated above).

 

Company-Wide Financial Metric – For 2021, the Talent and Compensation Committee determined that the most important financial metric was Liquidity Preservation - the amount of cash and cash equivalents and undrawn capacity under the Company's credit facilities as of December 31, 2021, adjusted to exclude transaction costs from the early partial redemption of certain senior secured notes due 2025 and the impact of fuel price increases. The Talent and Compensation Committee believed that maintaining a strong balance sheet would allow RCG to weather the continued uncertainty facing RCG and the industry due to the pandemic. Furthermore, the Talent and Compensation Committee believed that by measuring Liquidity Preservation as of the fiscal year-end, the NEOs would be rewarded for their cost-management initiatives and debt and equity raising activities, while retaining flexibility to use each of these tools as the executives believed was most appropriate. The table below sets forth the targets and the performance achieved for this financial metric.

Metric	Weighting	Payout					2021 Results	Payout %
		0%	90%	100%	110%	200%		
Liquidity Preservation ($ Billion)	16.67%	$1.8	$2.6	$3.6	$4.6	$5.4	$3.625	100.2%

Company-Wide Objective Operational Metrics – The Talent and Compensation Committee also set four objective operational company-wide metrics at the corporate level, rather than by brand, which it believed to be most reflective of the actions necessary to successfully return to operations. The table below sets forth each operational metric, the weighting of the metric, how the metric was measured and the percentage achieved. Targets for each of the other operational KPIs were set at levels that the Talent and Compensation Committee anticipated would be challenging but achievable. For example, our Ships in Service threshold was set at 21 ships while target was 40 ships, even though we had no ships operating revenue cruises on January 1, 2021, at the beginning of the performance period. Target performance levels for our Guest Satisfaction (or NPS) were set based on the all-time high levels achieved in 2019, even though no one knew at the time of setting the targets what type of restrictions and limitations would be placed on cruising guests and how this would affect their travel experience.

Objective Operational Metric	Weight	How Evaluated	Payout %
Ships in Service	16.67%	Number of our Global Brand Ships (RCI, Celebrity and Silversea) operating revenue cruises by December 31, 2021	92%
Guest Satisfaction	16.67%	Third party surveys / net promoter scores, measuring customer satisfaction with their most recent cruise, his or her intent to cruise again with us and his or her willingness to recommend that others cruise with us	129.2%
Employee Engagement	16.67%	Quarterly pulse surveys, conducted by outside firm, of shoreside and shipboard employees measuring both employee satisfaction and employee engagement, which is defined as the tendency of employees to exert discretionary effort for our benefit	100.9%
Safety and Health	16.67%	Composite score comprised of safety incident frequency and severity, audit and compliance scores, COVID protocols and other safety, security, environment and health measures, which we believe are key to our extremely high safety and security standards and our goal of being a good steward of the environmental resources we manage	100.7%

In evaluating the performance of each of the operational metrics, the Talent and Compensation Committee noted that:

- Our Ships in Service performance was slightly below target, with 36 Global Brand ships in service at the end of the year;

- Our Guest Satisfaction performance, which is based on third-party measured net promoter scores (NPS), materially exceeded target and set a Company new all-time high of guest satisfaction, leading to record revenue per passenger cruise day in the fourth quarter of 2021;

- Our Employee Engagement performance met target, materially exceeding the global benchmark according to third-party data sources; and

- Our Safety and Health performance met target, which included the COVID-19 positivity rate among our cruising guests being materially less than the community and the successful implementation of robust COVID-19 protocols to ensure the safe return of our ships into service.



2021 Compensation Elements and 2021 Decisions

Company-Wide Qualitative Metric – Our "Return to Service" metric was a reflection of multiple qualitative objectives that the Talent and Compensation Committee reviewed with respect to the organization as a whole. The weighting for this metric was only 16.67%, and the Talent and Compensation Committee determined that this metric had been met at the 175% performance level. The material factors that the Talent and Compensation Committee cited in evaluating this metric are set forth below.

Metric	Description
LEADERSHIP DURING THE PANDEMIC	• Successfully led the company's (and industry's) return to service following 15 months of suspension, launching the first U.S. passenger cruise in the industry with "Celebrity Edge" sailing out of Florida in June 2021 and the first cruise out of Alaska in July 2021 after partnering with government officials to ensure a safe and successful return • Leadership in communication and collaboration with multiple regulators, other cruise companies and key stakeholders globally to facilitate return to cruising, often representing the industry in addition to the company • Developed a proprietary technology, reinventing the cruise industry's standard safety drill into a more personal process that promotes higher levels of safety. Successfully worked with international regulators, the U.S. Coast Guard and other maritime and government authorities to achieve the launch of the new technology, meeting all safety requirements • Prioritized long-term success over short-term decision making by keeping fleet more active during layup and restarting faster • Allowed the company to demonstrate to customers and regulators the ability to operate safely and prepare towards 2022/23 cruise seasons
CONTRIBUTION TO LIQUIDITY	• Methodical and well-timed capital raises for an aggregate of $4.7 billion in debt and equity capital bolstered liquidity and advanced financial health targets • Re-established reliable access to unsecured markets, issuing over $3 billion of unsecured notes with an investment-grade covenant package and lowering the cost of debt funding by over 500bps (vs. 2020) • Achieved and maintained the targeted out of service burn rate for the first six months of 2021 despite increased debt levels
SAFE OPERATION OF VESSELS	• Developed an enterprise-wide playbook to ensure a consistent, safe and quick return to service for the fleet (ship investments, crew return, protocols) • Completed enhancements to Medical Facilities and HVAC system for all ships returning to service and private destinations at favorable costs
GOVERNMENT RELATIONS AND CDC COORDINATION	• RCG continued leadership of the Healthy Sail Panel – a group of more than 10 of the world's leading experts on, among other things, infectious disease, epidemiology, biosecurity and microbiology, including former heads of the HHS, FDA and CDC • Strong collaboration with CDC and key stakeholders to enable resumption of U.S. cruising and transition of the Conditional Sailing Order into a voluntary framework in 2022, and led frequent working sessions on behalf on the industry • Demonstrated to CDC the benefits of the "Healthy Return to Sailing" protocols through multiple "test sailings," and all ships that applied have been approved for resumption of sailing with no exceptions
HEALTHY RETURN OF CREW AND SHORESIDE OFFICES	• We returned more than 37,000 crew from various countries and made vaccines available to all returning crew members through partnerships with various world governments. By the end of 2021, we operated 85% of our fleet's capacity, with 100% vaccinated crew back on board. • Managed the administration of approximately 162,000 crew PCR tests to meet CDC and brand guidance • Successfully reopened the South Florida offices, providing a safe working environment for our employees with frequent free COVID-19 testing provided to employees
ORGANIZATIONAL EFFECTIVENESS AND EFFICIENCY/ RESTRUCTURING	• Established an organizational efficiency program to facilitate ideation, evaluation and execution of cross functional and brand initiatives • Realized $35 million of benefits in 2021 (in revenue and costs) • Groundwork completed to realize significantly higher benefits in 2022

 

Individual Performance. The individual performance component of our Executive Bonus Plan awards is intended to reward managerial decision-making, behavioral interaction, and overall contribution. As discussed above, for our CEO, individual performance represented 20% of his bonus opportunity and for each of our other NEOs, individual performance represented 33.33% of his or her bonus opportunity. In evaluating, the performance of each NEO, the Talent and Compensation Committee considered the following achievements for each NEO.

NEOs	Key Performance Highlights
Richard D. Fain Chairman & Chief Executive Officer	• Achieved the fastest return in the industry by successfully leading RCG back into operations following 15 months of suspension. • Announced a net zero carbon emissions program consisting of comprehensive decarbonization goals that include achieving net zero emissions by 2050. • Provided ongoing leadership in communication and collaboration with multiple regulators, other cruise companies and key stakeholders globally to facilitate return to cruising, often representing the industry in addition to the Company. • Continued leadership of DEI with the achievement of over half our U.S. shoreside population being ethnic or racially diverse and over half of our global shoreside population being females. Continued commitment to pay by surpassing "living wage" for all U.S. employees. • Implemented reopening plans for global shoreside offices, prioritizing the health and safety of employees, while reinforcing a collaborative and innovative culture. • Facilitated the Company's recognition as 2021 Forbes Best Employers for Diversity, 2021 Forbes Best Employers, Human Rights Campaign Foundation — 2021 Corporate Equality Index (CEI) LGBTQ Workplace Equality Honoree, 2022 Glassdoor Best Places to Work — US Companies and named 2022 Glassdoor Top CEO.
Jason T. Liberty Executive Vice President, Chief Financial Officer	• Navigated the company financially through the COVID-19 pandemic by achieving liquidity targets to support operations, investments, return to service requirements and obligations. • Achieved financial goals related to raising capital, lowering the cost of debt funding, and issuing equity while preserving the health of the organization and minimizing dilution to shareholders, as compared with industry peers. • Demonstrated care and compassion for crew members, employees, and the trade partners; provided over $21 million in relief funds through "RCL Cares" across 78 countries to support crew members facing hardship with the industry shut down. • Led organizational restructuring initiative, focused on effectiveness and efficiency, leading to $35 million in realized benefits in 2021 and guided the successful divesture of the Azamara brand from the RCG portfolio. • Provided leadership in connection with the Company's DEI initiatives in the areas of mentoring, sponsorship and expansion of parental benefits.



2021 Compensation Elements and 2021 Decisions

Michael W. Bayley President and Chief Executive Officer, Royal Caribbean International	• Represented Royal Caribbean Group in partnering with the CDC and government officials to create a set of recommendations to protect the public health and safety of our guests, crew and communities in which RCG cruise ships call. The recommendations were outlined in the Healthy Sail Panel's 65-page report which includes 74 detailed best practices. • Achieved 100% approval from the CDC for all "test sailings" in 2021 for Royal Caribbean International, a requirement established to demonstrate successful protocols prior to revenue sailings. • Instrumental in guiding the resumption of 20 Royal Caribbean International ships back to service, returning over 45,000 crew members while achieving exceptional safety onboard for passengers and crew. • RCI became the first cruise line to embark on a return to Alaska in July 2021 after partnering with government officials to ensure a safe and successful return. • Achieved record breaking NPS scores across the fleet since returning to operation, delivering on guest expectations with all available venues onboard open and most excursions operational. • Served as a board member of the Cruise Line Industry Association ("CLIA") Global Executive Committee and a member of the CLIA global Board of Directors. • Led "Americas Cruise Task Force," co-chairing a task force of over 20 countries with Prime Minister Mia Mottley of Barbados and cruise industry executives to coordinate and create standard operating health protocols to commence cruising to Caribbean destinations.
Lisa Lutoff-Perlo President and Chief Executive Officer, Celebrity Cruises	• Successfully led the return of sailing in North America with "Celebrity Millennium" sailing from Philipsburg, St. Maarten, followed by "Celebrity Edge" as the first cruise ship out of a U.S. port, sailing out of Ft. Lauderdale, Florida in June 2021. • Instrumental in guiding the resumption of 11 Celebrity ships back to service, returning over 15,000 crew members while achieving exceptional safety onboard for passengers and crew; recognized as an industry leader by health experts and media for being the first brand to implement a fully vaccinated protocol onboard. • Achieved record high NPS scores, onboard revenue and growth in direct revenue since the resumption of sailing. • Continued to innovate with the launch of "Isn't it Time" campaign driving increased growth in specific target markets. • Maintained leadership in diversity and inclusion efforts within the Celebrity organization through promotion and sponsorship of females in officer positions and advancement of bridge officers; was awarded the TPG (The Points Guy) first ever Empowerment Award and was named an International Maritime Hall of Fame Award Honoree.
Harri U. Kulovaara Executive Vice President, Maritime	• Concluded optimization of newbuilding portfolio scope by revaluating the cost complexity of projects, yielding hundreds of millions in savings or reinvestment opportunities for our brands. • Together with key stakeholders, safeguarded our portfolio by proactively assessing and addressing requirements for future deliveries/options. • Jointly established long-term business approach with our main shipyard partners. • Helped advance our Destination Net Zero "journey to carbon free" strategy. • Successfully led deliveries of Odyssey, Wonder, and Dawn vessels under unique circumstances. • Advanced the work related to newbuild projects with scaled ambitions for Beyond, inTUItion, MS7, and Silver Nova vessels. • Facilitated the completion of 41 medical center upgrades across the fleet, exceeding new regulations and bringing a consistent approach to the new facilities.

 

2021 Executive Bonus Plan Payments

Based on the achievement levels of each company-wide metric set forth above, the total achievement for the company-wide metrics under the Executive Bonus Plan was 117%, but the Talent and Compensation Committee exercised negative discretion and reduced the achievement on company-wide metrics to 100%. As discussed above, each of the NEOs met their individual performance strategic objectives at 100%. Consequently, payments under the Executive Bonus Plan for 2021 were equal to 100% of the respective NEOs target. In addition to the amounts earned under the Executive Bonus Plan, Mr. Kulovaara is entitled to receive a bonus of $150,000 for each ship delivered during a fiscal year. During fiscal year 2021, RCG took delivery of three ships; however, based on the impact of the pandemic, the Talent and Compensation Committee exercised negative discretion to reduce the aggregate amount from $450,000 to $300,000. The amounts paid are set forth below in our Summary Compensation Table.

Long-Term Equity Incentive Awards

Why we pay equity-based compensation. Our long-term incentive award program is the most significant element of our overall compensation program. During 2021, annual long-term incentive awards represented 73% of our CEO's target total direct compensation and an average of 60% of target total direct compensation for our other NEOs. The Talent and Compensation Committee's philosophy is that a majority of an executive's compensation should be based directly upon the value of long-term incentive compensation in the form of restricted stock units and performance restricted stock units so as to align with shareholder interests, reward the achievement of long-term goals and promote stability and corporate loyalty among the executives. The Talent and Compensation Committee believes that providing executives with the opportunities to acquire significant stakes in our growth and prosperity (through grants of equity-based compensation), while maintaining other components of our compensation program at competitive levels, will incentivize and reward executives for sound business management, develop a high-performance team environment, foster the accomplishment of short-term and long-term strategic and operational objectives and compensate executives for improvement in shareholder value, all of which are essential to our ongoing success.

How equity-based compensation is determined. Annually, the Talent and Compensation Committee evaluates the appropriate form and mix of equity-based compensation that RCG will grant as part of its long-term incentive compensation and approves the dollar value of long-term equity awards that will be granted to each NEO. In the beginning of each year, the Talent and Compensation Committee determines the target equity award value ("LTI Value") to be delivered to each NEO.

In the beginning of each year, the Talent and Compensation Committee determines the target equity award value ("LTI Value") to be delivered to each NEO. In determining the appropriate long-term incentive award value, the Talent and Compensation Committee considers:

- the compensation paid to comparable executives in the Market Comparison Group;
- a review of each of the elements of total direct compensation; and
- the NEO's contribution to the overall results of the Company.

To strike an appropriate balance between performance and retention incentives, we use a combination of time-based restricted stock units/shares, which we refer to as Time-Based RSUs, and performance-based restricted stock units/shares, which we refer to as PSUs.

Time-Based Equity. To promote retention and align our executive's interests with long-term stock appreciation, the Time-Based RSUs vest in equal annual installments over a four-year period commencing on the first anniversary date of the grant. As Time-Based RSUs are inherently tied to the performance of our common stock, we consider a vesting schedule based on continued service appropriate to incentivize retention and performance.



2021 Compensation Elements and 2021 Decisions

Performance-Based Equity. Each PSU is expressed as a target number of PSUs, with the actual number that can be earned ranging from 0% to 200% of the target based on our performance results with regards to the predetermined metric or metrics across the measurement period. Annually the Talent and Compensation Committee determines (1) the metrics that will be used for the PSUs, (2) the weighting of each metric and (3) a threshold, target and maximum performance level. Below the threshold level, all PSUs are forfeited. At the target level, 100% of the target number of PSUs are earned and at the maximum level, 200% of the target number of PSUs are earned. The threshold, target and maximum performance levels are set based on prior year performance and our long-term growth targets.

2021 Equity Awards

For 2021, the Talent and Compensation Committee maintained the same annual LTI Value for each as set forth below.

Name	2021 LTI Value
Richard D. Fain	$11,250,000
Jason T. Liberty	$ 3,500,000
Michael W. Bayley	$ 5,000,000
Lisa Lutoff-Perlo	$ 2,750,000
Harri U. Kulovaara	$ 1,500,000

As discussed above, the Talent and Compensation Committee then allocated the total LTI Value, between Time-Based RSUs and Performance-Based Awards. For the 2021 compensation program, consistent with prior years, we provided long-term incentive awards allocated as follows.

CEO



■ Time-Based RSUs ■ Performance Based RSUs

Other NEOs



■ Time-Based RSUs ■ Performance Based RSUs

For the 2021-2023 PSU Award, the Talent and Compensation Committee decided to (1) continue to use EPS and ROIC as performance metrics and (2) added a leverage ratio (Debt/EBITDA) as a new performance metric based on the Board's belief that a primary focus of the NEOs should be return to an unlevered balance sheet as soon as possible. The performance metrics were weighted 40% for the EPS metric, 40% for the ROIC metric and 20% for the leverage ratio metric. Similar to prior years, the percentage of equity awarded in the form of PSUs to our CEO was higher than that awarded to our other NEOs due to the Talent and Compensation Committee's belief that the CEO's compensation should be primarily performance based.

Payout under 2019 Performance-Based Equity Awards

In February 2022, the Talent and Compensation Committee determined the payout for the PSUs issued to the NEOs in early 2019. Consistent with the disclosure in last year's proxy statement and as discussed with shareholders who understood and concurred with the intended use of discretion, the Talent and Compensation Committee exercised discretion in determining the payout for the performance-based equity awards (PSUs) subject to the 2019-2021 performance period. For the 2019-2021 performance period, the Talent and Compensation Committee had initially set two metrics tied to income - EPS and ROIC - to evaluate performance over the three-year period. The threshold and target performance levels had been set based on performance during 2018 and our long-term growth targets, with the threshold performance level being set at 20% above the 2018 actual EPS and target performance level at 32% above the 2018 actual EPS. However, because the pandemic forced us to shut down our operations and prevented us from generating earnings, the Talent and Compensation Committee believed it was appropriate to apply discretion in the evaluation of the 2019-2021 PSU Awards and referred to two objective sets of criteria in determining the appropriate level of discretion to apply:

• Performance against the prior-established metrics up to the onset of the pandemic. From January 1, 2019, through March 2020, when we ceased operations, RCG was on track to exceed the targets for the 2019-2021 PSU Awards by 111%.

• Relative market performance against the other two publicly-traded cruise companies, as they were the only other similarly situated companies. In deciding the level of achievement, the Talent and Compensation Committee took into consideration the commentary of shareholders during the 2021 engagement and considered that the actions taken by the NEOs and the entire management team over the course of the pandemic resulted in RCG outperforming these peers in maintaining the company's value (as measured by market capitalization) and increasing total enterprise value by $7 billion during the 2019-2021 PSU performance period. Furthermore, as demonstrated below, the actions of the NEOs resulted in RCG's total shareholder return outperforming RCG's public company cruising peers for both a one- and three-year period.*



*   The stock performance graphs assume for comparison that the value of the Company's common stock and the average of the public-traded peer companies' stock prices was $100 on December 31, 2020 and 2018, respectively, and that all dividends were reinvested. Past performance is not necessarily an indicator of future results.

Based on these factors, and in-line with our equity plan documents, the Talent and Compensation Committee took into consideration the achievement of results prior to the COVID-19 pandemic and the shareholder value maintained since the pandemic to exclude the impact of fiscal year 2020 and 2021 on the attainment of the financial metrics during the performance period and utilized discretion in its determination to payout the PSUs at 90% of the original targeted number of shares.



Adjustment of Financial Metrics for the 2020-2022 PSU Awards

Our PSUs for the 2020-2022 performance period were set in February 2020 before the impact of the COVID-19 pandemic on our business was understood. Consistent with prior years, the Talent and Compensation Committee had adopted EPS and ROIC as the two financial metrics, with the threshold, target and maximum performance levels being set based on the budgeted long-term growth targets and the 2022 EPS and 2022 ROIC targets adopted by the Board. As disclosed in last year's proxy statement and discussed with shareholders who understood and concurred with the need to modify long-term targets set prior to the pandemic, the Talent and Compensation Committee in March 2021 modified our 2020-2022 PSU Awards to align with the revised targets for 2022 EPS and 2022 ROIC established by the Board's Strategic Financial Health Committee and added a leverage ratio (Debt/EBITDA) to reflect the continued focus on returning to an unleveraged balance sheet. The new performance metrics are weighted 40% based on our EPS performance, 40% based on our ROIC performance and 20% based on our Leverage ratio performance.

The revised threshold, target and maximum performance levels were set at levels considered to be challenging and materially above the prior year's actual results. These decisions reflect the Talent and Compensation Committee's commitment to pay-for-performance based on achievement of long-term financial metrics.

Special Equity Awards

The Talent and Compensation Committee successfully implemented a retention program in connection with our CEO transitions by granting special equity awards in March 2021 to three NEOs – Messrs. Liberty and Bayley and Ms. Lutoff-Perlo – each of whom it believed were critically important to retain in order to ensure a smooth leadership transition and drive continued enterprise growth. Each of these NEOs has significant tenure with the Company – Mr. Liberty has served since 2008 in a variety of positions of increasing responsibility, Mr. Bayley has been with RCG for 40 years and served as President and CEO of two of RCG's global cruises brands for a total of 9 years and Ms. Lutoff-Perlo has been with RCG for 35 years and served as the President and CEO of one of RCG's global cruise brands for 7 years. In addition, they each brought unique knowledge and experience to their positions and to RCG as a whole and, in light of these contributions, the Talent and Compensation Committee considered the potential challenges the Company would encounter if any of them were to leave RCG prior to, or during the transition following, the selection of the new CEO, as well as the additional time and resources that would be required to fill their key leadership roles. This was especially important as our key executives were in high demand across similar leisure industries that had returned to normal service much more quickly and therefore were not similarly impacted by the pandemic.

Based on these considerations, the Talent and Compensation Committee approved special equity awards to each of Mr. Liberty, Mr. Bayley and Ms. Lutoff-Perlo equal to two times each executive's normal annual equity award. The Talent and Compensation Committee structured these awards with the goal of (i) reinforcing our continued emphasis on the return to normal financial health and (ii) ensuring that these NEO's continued focus was on returning to service as quickly as practicable. Therefore, each of these awards was (i) 50% in the form of Time-Based RSUs and (ii) 50% in the form of PSUs. The Time-Based RSUs vest 50% on the second anniversary of the grant date and the 50% on the third anniversary of the grant date. The PSUs are earned (1) 50% on a two-year performance period, January 1, 2021 through December 31, 2022 and (2) 50% on a three-year performance period from January 1, 2021 through December 31, 2023. The financial metrics upon which the PSU can be earned are EPS, ROIC and leverage ratio (Debt/EBITDA), the same as those utilized for the 2021-2023 PSU Awards. The target performance level was set by the Talent and Compensation Committee in-line with the operating plan adopted by the Strategic Financial Health Committee, while the threshold was set slightly below the budget and the maximum was set at a level that was deemed to be significantly challenging. As the purpose of these awards were continued active engagement of our NEOs, these special equity awards were not subject to the "Vesting Into Retirement Policy" described on page 68 and are subject to forfeiture if any of the NEOs left prior to the respective vesting dates.

Other Elements of Compensation

In an effort to offer our employees a competitive remuneration package, we provide them with certain retirement, medical and welfare benefits, including a qualified non-contributory profit-sharing retirement plan. The NEOs are eligible to participate and/or receive such benefits on a basis commensurate with that of other employees.

Since January 1, 2009, as a result of Section 457A of the U.S. Internal Revenue Code, in lieu of contributions to the Royal Caribbean Cruises Ltd. Supplemental Executive Retirement Plan (the "SERP"), each NEO receives, on an annual basis, a lump-sum cash payment of the benefits that would have been accrued under the SERP for services in a given year but for a change in tax laws. Amounts earned in 2021 in lieu of the SERP benefit are disclosed in the Summary Compensation Table — All Other Compensation column, as further detailed in the "2021 All Other Compensation Table."

We also offer the NEOs certain perquisites which include: Company paid automobile leases, free and discounted Company cruises and annual executive physicals. In addition, from time to time, family members may accompany our NEOs on business travel, either on chartered aircraft or on cruises, at no incremental cost to the Company. Our executives who have been on international assignments are also eligible to receive tax equalization and preparation assistance. Our NEOs also receive life insurance coverage equal to five times their annual base salary.



Compensation Policies and Procedures

Roles and Responsibilities



TALENT AND COMPENSATION COMMITTEE

CEO

COMPENSATION CONSULTANT

Our executive compensation program is overseen by the Talent and Compensation Committee. Talent and Compensation Committee members are appointed by our Board and meet the independence and other requirements of the NYSE and other applicable laws and regulations. Talent and Compensation Committee members are selected based on a variety of factors, including their knowledge and experience in compensation matters.

For each NEO other than the CEO, the Talent and Compensation Committee consults with and receives the recommendation of the CEO, but the Talent and Compensation Committee is ultimately responsible for determining whether to accept such recommendations. For the compensation related to the CEO, the Talent and Compensation Committee meets in executive session and considers the opinion of Willis Towers Watson as well as other criteria identified in this Compensation Discussion & Analysis.

As provided for in its charter, the Talent and Compensation Committee has sole discretion to retain a compensation consultant and is directly responsible for the appointment, compensation and oversight for such consultant's work. For 2021, the Talent and Compensation Committee retained Willis Towers Watson as its independent compensation consultant and asked Willis Towers Watson to regularly provide independent advice on the following:

- the composition of our Market Comparison Group;
- our compensation plan risk;
- current trends in executive and director compensation design; and
- the overall levels of compensation and types and blend of various compensation elements.

Willis Towers Watson had direct access to the Talent and Compensation Committee's members and advised them regarding matters for which the Talent and Compensation Committee is responsible. Within this framework, Willis Towers Watson was instructed to work collaboratively with management, including our CEO and our Chief Human Resources Officer to gain an understanding of our business and compensation programs to help Willis Towers Watson advise the Talent and Compensation Committee. In addition, during 2021 Willis Towers Watson regularly conferred with our senior management and human resources department to collect, analyze and present data requested by the Talent and Compensation Committee.

Market Comparison Group

Our Market Comparison Group is the foundation of our annual compensation review — which begins in September and runs through February — and is used to help guide the Talent and Compensation Committee's decisions regarding competitive pay levels and design architecture.

How We Choose Our Market Comparison Group

Although we strive for consistency, the list of companies that comprise our Market Comparison Group are developed by our independent compensation consultant and reviewed and approved annually by the Talent and Compensation Committee using the following criteria:

- Availability of public information — company is publicly-traded and compensation data is available in public filings
- Relevant industry group — company included in at least one of ten leisure and tourism industry groups
- Equivalent revenue — company is within approximately 0.5 to 2 times our revenue

- Similar business strategy — company falls under hospitality, hotels and motels, leisure time, leisure products or resort industry categories
- Global Footprint — company has significant operations outside of the United States
- Historical precedent — company included in the prior year's Market Comparison Group

The below Market Comparison Group, which was approved by our Talent and Compensation Committee in September 2020, was used to inform 2021 compensation decisions.

Booking Holdings Inc.
Caesars Entertainment Corp.
Carnival Corp.
Darden Restaurants, Inc.
eBay Inc.
Expedia Inc.

Hilton Worldwide Holdings, Inc.
Las Vegas Sands Corp.
Live Nation Entertainment, Inc.
Marriott International Inc.
McDonald's Corporation
MGM Resorts International

Norwegian Cruise Line Holdings Ltd.
Starbucks Corp.
Wyndham Worldwide Corp.
Wynn Resort Ltd.
Yum Brands Inc

Clawback Policy

For awards of PSUs, RCG has adopted a "clawback" policy applicable to the award recipients, including the NEOs. If, for the two year period following the end of the three-year performance period of each award, RCG is required to restate its financial results for the award performance period in a manner that would have adversely affected the number of PSUs subject to the award, the Talent and Compensation Committee may (regardless of any fault on the part of the participant) adjust the number of PSUs subject to the award to reflect the number of PSUs that would have been payable under the restated financial statements, as determined by the Talent and Compensation Committee. For example, for the grants made in February 2021, the compensation recoupment period would extend to December 31, 2025.

Equity Grant Practices

Timing of Equity Awards: The Talent and Compensation Committee generally grants annual equity awards to NEOs and other members of management at the first regularly scheduled Talent and Compensation Committee meeting of the calendar year, usually held in February. Equity awards may be granted outside of the annual grant cycle in connection with events such as hiring, promotion or extraordinary performance or as part of a special retention effort.



Vesting Into Retirement Policy: Starting with grants made in 2014, certain of our executives may be eligible for accelerated or continued vesting of applicable long-term equity awards under our "Vesting Into Retirement" policy. In recognition that different motivations and considerations prevail for officers approaching retirement, awards granted to senior executives who are at least 62 years of age and who have been employed by RCG for at least 15 years are generally not subject to forfeiture upon termination of employment after the later of the first anniversary of the grant date and the first anniversary of the date that the officer meets both the age and service criteria. In order to maintain an alignment of interest with our shareholders, these awards continue to be subject to restrictions on transfer that will lift over a four-year period for the RSUs and over a three-year period for PSUs (mirroring the typical vesting schedule for these awards).

Stock Ownership Guidelines

We recognize the importance of aligning our management's interests with those of our shareholders. As a result, the Board, at the recommendation of the Talent and Compensation Committee, has established stock ownership guidelines for all of our officers. Under these guidelines, the NEOs are expected to accumulate over a designated period, Company stock having a fair market value equal to the multiples of their base salaries as shown in the table below.

Name	Stock Ownership Amount (base salary multiple)
Chief Executive Officer	8 times
All Other NEOs	5 times

Stock owned outright, unvested time-based restricted stock, and the earned portion of performance-based stock awards count towards the stock ownership amount. Officers are required to retain 50% of the net after-tax shares received under any equity awards until they meet the applicable ownership amount. Once an officer's target stock ownership is achieved, or upon expiration of the applicable accumulation period, an officer will be permitted to sell Company stock only to the extent that, immediately following such sale, the officer continues to meet the applicable ownership amount. Each NEO currently satisfies the stock ownership guidelines.

Prohibition of Pledging/Hedging

We have a policy that prohibits the members of our Board and our officers and employees from engaging in pledging and hedging transactions with respect to our securities, including through the use of instruments such as prepaid variable forwards, equity swaps, collars and exchange funds, and from short selling our securities.

Report of the Talent and Compensation Committee

The Talent and Compensation Committee has reviewed and discussed with management the Compensation Discussion & Analysis and, based on such review and discussion, has recommended to the Board that the Compensation Discussion & Analysis be included in this proxy statement and incorporated by reference into our Annual Report on Form 10-K for 2021.

THE TALENT AND COMPENSATION COMMITTEE

Vagn O. Sørensen, Chairman
John F. Brock
Ann S. Moore
Amy McPherson
Donald Thompson



Executive Compensation Tables

Summary Compensation Table

The following table presents certain summary information for the fiscal years ended December 31, 2019, 2020 and 2021 concerning compensation earned for services rendered in all capacities by our CEO, our CFO and our other three most highly compensated executive officers during the fiscal year ended December 31, 2021. We refer to these officers collectively as our named executive officers or NEOs.

Name and Principal Position	Year	Salary	Stock Awards[1][2]	Non-Equity Incentive Plan Compensation[3]	Declined Non-Equity Incentive Plan Compensation	Change in Pension Value and NQDC Earnings[4]	All Other Compensation[5]	Total
Richard D. Fain *Chairman & Chief Executive Officer*	2021	$1,300,000	$11,250,070	$2,925,000		$156,971	$179,986	$15,812,027
	2020	$ 645,000	$11,171,146	$3,042,000	($3,042,000)	$154,879	$112,478	$12,083,503
	2019	$1,276,923	$ 8,699,024	$4,006,080		$189,347	$187,545	$14,358,919
Jason T. Liberty *EVP, Chief Financial Officer*	2021	$ 950,000	$10,500,003	$1,377,500		$ 88,519	$118,660	$13,034,682
	2020	$ 818,798	$ 3,228,563	$1,411,938		$ 89,503	$100,429	$ 5,649,231
	2019	$ 866,346	$ 2,621,510	$1,731,002		$ 91,472	$113,674	$ 5,424,004
Michael W. Bayley *President and CEO, RCI*	2021	$1,000,000	$14,999,980	$1,400,000		$ 18,969	$132,217	$17,551,166
	2020	$ 866,346	$ 4,943,887	$1,435,000		$ 74,355	$116,244	$ 7,435,832
	2019	$ 941,923	$ 4,061,696	$1,803,361		$110,190	$140,711	$ 7,057,881
Lisa Lutoff-Perlo *President and CEO, Celebrity Cruises*	2021	$ 820,000	$ 8,250,057	$1,066,000		$130,258	$151,810	$10,418,125
	2020	$ 710,558	$ 2,719,084	$1,092,650		$130,177	$ 96,854	$ 4,749,323
	2019	$ 770,769	$ 2,278,490	$1,098,258		$140,211	$142,114	$ 4,429,482
Harri U. Kulovaara *EVP, Maritime*	2021	$ 810,000	$ 1,499,964	$1,110,000		$ 83,691	$109,980	$ 3,613,635
	2020	$ 803,846	$ 1,483,167	$ 830,250		$ 81,764	$107,746	$ 3,606,773
	2019	$ 761,923	$ 1,139,243	$ 870,446		$ 98,382	$102,335	$ 3,422,329

(1) The amounts in this column do not reflect (i) the dollar amount of long-term equity awards approved by the Talent and Compensation Committee as discussed on page 62, (ii) the compensation actually received by the NEO nor (iii) the actual value that will be recognized by the NEO. Instead the amounts reflect the aggregate grant date fair value of awards computed in accordance with FASB ASC Topic 718. With respect to the performance-based share awards, pursuant to the applicable FASB ASC Topic 718 rules, the "grant date" for accounting purposes will not be determined until the performance period has been completed because of the Talent and Compensation Committee's ability to make adjustments to the payout levels. Consequently, the amount reported in this column represents the fair value of the award at the service inception date (i.e., the date the Talent and Compensation Committee authorized the award) based upon the then-probable outcome of the performance conditions. See Note 11 of the consolidated financial statements in the Company's Annual Report for the year ended December 31, 2021, regarding assumptions underlying the valuation of each of these types of awards.

(2) Amounts for 2021 include the grant date fair value of (1) the 2021 Annual Equity Awards, both time-based awards and performance-based awards, granted to each NEO in March 2021 and (2) the special equity awards, both time-based awards and performance-based awards, granted to Mr. Liberty, Mr. Bayley and Ms. Lutoff-Perlo in March 2021. For 2021, the aggregate grant date fair value of the performance-based awards was calculated based on the target performance level (the probable outcome of the performance conditions) as of the date the Talent and Compensation Committee authorized the award. The values on the service inception date of the 2021 performance-based awards granted to the NEOs as part of the 2021 Annual Equity Awards (assuming that the highest level of performance conditions will be achieved (i.e., 200%)) are the following: Mr. Fain - $16,875,062; Mr. Liberty - $4,199,933; Mr. Bayley - $6,000,026; Ms. Lutoff-Perlo - $3,300,057 and Mr. Kulovaara - $1,799,923. The value of the 2021 performance-based awards granted to the three NEOs as part of the special equity awards on the service inception date (assuming that the highest level of performance conditions will be achieved (i.e., 200%)) is the following: Mr. Liberty – $7,000,002; Mr. Bayley - $9,999,930; and Ms. Lutoff-Perlo - $5,500,038.

(3) Represents amounts earned pursuant to the annual Executive Bonus Plan. In addition to the amounts earned under the Executive Bonus Plan, Mr. Kulovaara is entitled to receive a bonus of $150,000 per ship delivered during the year. During 2021, RCG took delivery of three ships; however, based on the impact of the pandemic, the Talent and Compensation Committee exercised negative discretion to reduce the aggregate amount to $300,000. Mr. Kulovaara earned $810,000 under the Executive Bonus Plan for 2021. We make payments under our annual Executive Bonus Plan in the first quarter following the fiscal year in which they were earned.

 

(4) Each of the NEOs participated in the Royal Caribbean Cruises Ltd. Retirement Savings Plan as of December 31, 2021. Prior to January 1, 2009, each of the NEOs participated in the Royal Caribbean Cruises Ltd. SERP. In 2021, 2020 and 2019, certain of the NEOs continued to maintain a balance in the SERP of amounts accrued prior to January 1, 2009. The aggregate above market earnings on these NEOs' holdings in the SERP are listed under the column titled "Change in Pension Value Earnings." The above market portion of earnings is calculated as the total earnings in the plan, less the earnings that would have been achieved under an annual growth rate equal to 120% of the applicable federal long-term rate at the end of each year.

(5) Please see the following table titled "2021 All Other Compensation" for an itemized disclosure of this element of compensation.

2021 All Other Compensation

	Perquisites		Benefits			
Name	Auto Lease[1]	Other Perquisites[2]	Life Insurance Policies	Company Contributions to Qualified Deferred Compensation Plans[3]	Benefit Payouts[4]	Total
Richard D. Fain	$11,436	$ 0	$38,550	$29,000	$101,000	$179,986
Jason T. Liberty	$18,216	$ 2,809	$ 2,636	$29,000	$ 66,000	$118,660
Michael W. Bayley	$14,400	$ 9,065	$ 8,752	$29,000	$ 71,000	$132,217
Lisa Lutoff-Perlo	$18,670	$43,275	$ 7,865	$29,000	$ 53,000	$151,810
Harri U. Kulovaara	$14,400	$ 0	$14,580	$29,000	$ 52,000	$109,980

(1) These amounts include payments or allowance for auto lease, maintenance and repairs, registration and insurance.

(2) For 2021, these amounts include discounts on Company cruises, personal tax consulting services and executive physicals. The value of discounts on Company cruises for Ms. Lutoff-Perlo is $43,275.

(3) Represents Company contributions to the Royal Caribbean Cruises Ltd. Retirement Savings Plan.

(4) Since January 1, 2009, in lieu of contributions to the SERP, each NEO receives, on an annual basis, a lump sum cash payment of the benefits that would have been accrued under the SERP for services in a given year but for the adoption of Section 457A of the Internal Revenue Code effective as of January 1, 2009. The amounts included in this column represent amounts payable to the NEOs for service in 2021, all of which are taxable as ordinary income.



Grants of Plan Based Awards in 2021

The following table provides information about cash (non-equity) and equity incentive compensation awarded to our NEOs in 2021, including (1) the range of possible cash payouts under our annual Executive Bonus Plan; (2) the grant date of equity awards; (3) the number of time-based and performance-based restricted stock units granted; and (4) the grant date fair value of the time-based and performance-based equity grants calculated in accordance with FASB ASC Topic 718. The time-based and performance-based equity awards were granted under RCG's 2008 Performance and Equity Incentive Plan, which is discussed in greater detail in this proxy statement under the caption "Compensation Discussion and Analysis."

Name	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Grant Date	Type of Award	Estimated Future Payouts Under Equity Incentive Plan Awards[3]			All Other Stock Awards: Number of Shares of Stocks or Units	Grant Date Fair Value of Stock Awards ($)[4]
	Threshold	Target	Maximum			Threshold	Target	Maximum		
Richard D. Fain	0	$2,925,000	$5,850,000							
				3/24/21	PSA[5]	0	99,464	198,928		$8,437,521
				3/24/21	RSU[6]				33,155	$2,812,539
Jason T. Liberty	0	$1,377,500	$2,755,000							
				3/24/21	PSU[5]	0	24,755	49,510		$2,099,967
				3/24/21	RSU[6]				16,504	$1.400,034
				3/24/21	PSU[7]	0	41,259	82,518		$3,500,001
				3/24/21	RSU[8]				41,259	$3,500,001
Michael W. Bayley	0	$1,400,000	$2,800,000							
				3/24/21	PSA[5]	0	35,365	70,730		$3,000,013
				3/24/21	RSU[6]				23,577	$2,000,037
				3/24/21	PSU[7]	0	58,941	117,882		$4,999,965
				3/24/21	RSU[8]				58,941	$4,999,965
Lisa Lutoff-Perlo	0	$1,066,000	$2,132,000							
				3/24/21	PSA[5]	0	19,451	38,902		$1,650,028
				3/24/21	RSU[6]				12,967	$1,099,991
				3/24/21	PSU[7]	0	32,418	64,836		$2,750,019
				3/24/21	RSU[8]				32,418	$2,750,019
Harri U. Kulovaara	0	$ 810,000	$1,620,000							
		$ 150,000[2]								
				3/24/21	PSA[5]	0	10,609	21,218		$ 899,962
				3/24/21	RSU[6]				7,073	$ 600,003

(1) These values represent the threshold, target and maximum payouts under the Executive Bonus Plan. As discussed above, payouts under our Executive Bonus Plan range from 0% to 200% based on the company-wide performance level achieved and the individual performance level achieved. For 2021, the Executive Bonus Plan payout was equal to 100% of the target.

(2) In addition to the amounts that may be earned pursuant to the Executive Bonus Plan, Mr. Kulovaara is eligible to receive an incentive payment equal to $150,000 for each ship delivered during the year.

(3) These values represent the threshold, target and maximum number of shares that may be earned pursuant to the performance-based award for the relevant performance period. As discussed above, payout on the performance-based awards range from 0% to 200% based on the company-wide performance level achieved. For the annual performance-based awards and the Special Equity Awards, the PSUs or PSAs will vest based on the achievement of EPS, ROIC and leverage ratio for the relevant performance period.

(4) With respect to time-based RSUs, the grant date fair value is calculated in accordance with FASB ASC Topic 718. With respect to the performance-based share awards, pursuant to the applicable FASB ASC Topic 718 rules, the "grant date" for accounting purposes will not be determined until the performance period has been completed because of the Talent and Compensation

 

Committee's ability to make adjustments to the payout levels. Consequently, the amount reported in this column represents the fair value of the award at the service inception date (i.e., the date the Talent and Compensation Committee authorized the award) based upon the then probable outcome of the performance conditions (i.e. target).

(5) Represents annual performance-based awards granted on March 24, 2021 which will be earned based on RCG's performance for the three-year period ending December 31, 2023.

(6) Represents the annual time-based RSUs granted on March 24, 2021 which will vest, or for which the transfer restrictions will lapse, in four equal annual installments.

(7) Represents the performance-based awards granted on March 24, 2021 as part of the Special Equity Awards, which will vest based on RCG's performance – 50% based on the two year-period ending December 31, 2022 and 50% based on the three-year period ending on December 31, 2023. The performance-based awards are not subject to the "Vesting into Retirement" policy. Please see the discussion under "Special Equity Awards" in the Compensation Discussion and Analysis on page 64 above for more information on the Special Equity Awards.

(8) Represents the time-based RSUs granted on March 24, 2021 as part of the Special Equity Awards which will vest 50% on the second anniversary of the grant date and 50% on the third anniversary of the grant date. The time-based RSUs are not subject to the "Vesting into Retirement" policy. Please see the discussion under "Special Equity Awards" in the Compensation Discussion and Analysis on page 64 above for more information on the Special Equity Awards.



Employment Agreements

We have employment agreements with each of our NEOs. These agreements are intended to enhance the retention and motivation of these key employees and include provisions protecting the Company such as non-competition and non-solicitation clauses. The terms of the employment agreements are summarized below and apply uniformly to all of our NEOs, except that Ms. Lutoff-Perlo's agreement is with Celebrity Cruises Inc.

Pursuant to each employment agreement, each NEO is entitled to receive an annual base salary, which may be increased, but not decreased, at any time during the term at our sole discretion. Each NEO is also eligible to participate in and receive awards, in our discretion, pursuant to any cash incentive compensation programs and any equity or long-term incentive plans on terms available to similarly situated executives of the Company.

Each NEO's employment can be terminated by us or by them at any time. If we terminate a NEO's employment without "cause" or if the NEO resigns for "good reason" (as both terms are defined in the applicable employment agreement), he or she is entitled to (i) two times his or her then current base salary payable over the two year period following termination, (ii) two times his or her "target" bonus under the annual Executive Bonus Plan for the year in which the termination of employment occurs, generally payable in accordance with our normal bonus payment practices, (iii) continued payment of health and medical benefits for a period of two years commencing on the date of termination, or until such time that he or she commences employment with a new employer, whichever occurs first, and (iv) payment of reasonable professional search fees relating to outplacement. At our sole discretion, each NEO is also eligible to receive a one-time lump sum termination bonus to be paid two years after the date of termination in an amount not to exceed 50% of his or her base salary as of the date of termination. All of these payments are conditioned on the NEO executing a general release of claims for the benefit of the Company.

If the NEO's employment is terminated as a result of the NEO's death or disability, the NEO, or his or her legal representative, is entitled to, within 60 days of the NEO's death or disability (i) payment in a lump sum of compensation equal to two times his or her base salary in effect at the time of termination of employment, (ii) payment of the "target" bonus he or she would have been entitled to receive in each year during the two year period commencing on the date of termination under the annual Executive Bonus Plan and (iii) any death or disability benefit, as applicable, provided in accordance with the terms of the Company's employee benefit plans then in effect. If the NEO's employment is terminated for cause, we have no obligation to provide severance payments, except for certain amounts that were earned and unpaid as of the date of termination or as required by law.

Any outstanding equity grants held by the NEO at the time of termination will be treated in the manner provided for in each equity grant. Please see further information regarding treatment of equity grants under the heading "Payment Upon Termination of Employment."

Each NEO has agreed not to compete with the Company or its affiliates during the term of employment and for two years following termination of employment and to refrain from (i) employing the Company's or its affiliates' employees during this period or (ii) soliciting employees, consultants, lenders, suppliers or customers from discontinuing, modifying or reducing the extent of their relationship with the Company during such period. During the term of the agreements and subsequent thereto, the NEOs have agreed not to disclose or use any confidential information.

Outstanding Equity Awards at 2021 Fiscal Year End

The following table provides information concerning unvested restricted stock units for each NEO outstanding as of the end of the fiscal year ended December 31, 2021. Each restricted stock unit grant is shown separately for each NEO.

Name	Equity Award Grant Date	Stock Awards # of Shares or Units of Stock That Have Not Vested (#)	Market value of Shares or Units of Stock That Have Not Vested ($)[1]	Equity Incentive Plan Awards # of Unearned Shares/Units or Other Rights That Have Not Vested (#)	Market or Payout Value of Unearned Shares/Units or Other Rights that Have Not Vested ($)[1]
Richard D. Fain	2/13/2019			111,154[4]	8,547,743
	2/20/2020			153,124[5]	11,775,236
	3/24/2021			198,928[6]	15,297,563
	3/24/2021	33,155 [2]	2,549,620		
		33,155	**2,549,620**	**463,206**	**35,620,542**
Jason T. Liberty	2/13/2019			28,456[4]	2,188,266
	2/20/2020			38,110[5]	2,930,659
	3/24/2021			49,510[6]	3,807,319
	3/24/2021			82,518[7]	6,345,634
	9/27/2017	10,253 [2]	788,456		
	2/13/2018	1,744 [2]	134,114		
	2/13/2019	4,742 [2]	364,660		
	2/20/2020	9,528 [2]	732,703		
	3/24/2021	16,504 [2]	1,269,158		
	3/24/2021	41,259 [3]	3,172,817		
		84,030	**6,461,907**	**198,594**	**15,271,879**
Michael W. Bayley	2/13/2019			41,666[4]	3,204,115
	2/20/2020			54,444[5]	4,186,744
	3/24/2021			70,730[6]	5,439,137
	3/24/2021			117,882[7]	9,065,126
	9/27/2017	10,253 [2]	788,456		
	3/24/2021	23,577 [2]	1,813,071		
	3/24/2021	58,941 [3]	4,532,563		
		92,771 [2]	**7,134,090**	**284,722**	**21,895,122**
Lisa Lutoff-Perlo	2/13/2019			23,374[4]	1,797,461
	2/20/2020			29,944[5]	2,302,694
	3/24/2021			38,902[6]	2,991,564
	3/24/2021			64,836[7]	4,985,888
	9/27/2017	6,835 [2]	525,612		
	3/24/2021	12,967 [2]	997,162		
	3/24/2021	32,418 [3]	2,492,944		
		52,220 [2]	**4,015,718**	**157,056**	**12,077,606**
Harri U. Kulovaara	2/13/2019			11,686[4]	898,653
	2/20/2020			16,334[5]	1,256,085
	3/24/2021			21,218[6]	1,631,664
	9/27/2017	3,417 [2]	262,767		
	9/5/2018	5,381 [2]	413,799		
	3/24/2021	7,073 [2]	543,914		
		15,871 [2]	**1,220,480**	**49,238**	**3,786,402**



(1)   Calculated based on the closing stock price of $76.90 of the Company's common stock on December 31,2021.

(2)   Outstanding time-based RSUs vest in accordance with the following schedule: remaining time-based RSUs granted in 2017 will fully vest on September 27, 2022; RSUs granted in September 5, 2018 will fully vest on September 5, 2023; remaining time-based RSUs granted in 2018 will fully vest on the anniversary of the award date in 2022; remaining time-based RSUs granted in 2019 will vest in equal installments on the anniversary of the award date in 2022 and 2023; remaining time-based RSUs granted in 2020 will vest in equal installments on the anniversary of the award date in 2022, 2023 and 2024; and remaining time-based RSUs granted in 2021 will vest in equal installments on the anniversary of the award date in 2022, 2023, 2024 and 2025. Time-based RSUs awarded to NEOs eligible under the "Vesting into Retirement" policy vest on the later of the first anniversary of the grant date and the first anniversary of the date the officer meets both the age and service criteria; however, these awards remain subject to restrictions on transfer that lapse over the same four-year period during which the RSUs otherwise would have been scheduled to vest.

(3)   Represents the time-based RSUs granted as part of the Special Equity Awards which will vest 50% on the second anniversary of the grant date and 50% on the third anniversary of the grant date.

(4)   Represents the annual 2019-2021 PSU Awards for the three-year period ended December 31, 2021 that vested on February 7, 2022, when the Talent and Compensation Committee set the actual payout level for purposes of such grant. Reflects the maximum number of PSUs/PSAs that may be earned. The 2019-2021 PSUs awards were earned at 90%.

(5)   Represents the annual 2020-2022 PSU Awards for the three-year period ending December 31, 2022 that, to the extent earned, will vest on the date in 2023 that the Talent and Compensation Committee sets the actual payout level for purposes of such grant. Reflects the maximum number of PSUs/PSAs that may be earned.

(6)   Represents the annual 2021-2023 PSU Awards for the three-year period ending December 31, 2023 that, to the extent earned, will vest on the date in 2024 that the Talent and Compensation Committee sets the actual payout level for purposes of such grant. Reflects the maximum number of PSUs/PSAs that may be earned.

(7)   Represents the PSUs granted as part of the Special Equity Awards, which will be earned based on RCG's performance – 50% based on the two-year period ending December 31, 2022 and 50% based on the three-year period ending on December 31, 2023. The PSUs will vest on the dates in 2023 and 2024, respectively, that the Talent and Compensation Committee sets the actual payout level for purposes of such grant. Reflects the maximum number of PSUs that may be earned. These awards are not subject to the "Vesting into Retirement" policy.

 

Option Exercises and Stock Vested in 2021

The following table provides information for the NEOs on stock option exercises and the time-based RSUs and performance-based awards that vested during 2021, including the number of shares acquired upon exercise or vesting and the value realized, before payment of any applicable withholding tax and broker commissions.

Name	Option Awards		Stock Awards[3]	
	Number of Shares Acquired on Exercise	Value Realized on Exercise[1]	Number of Shares Acquired on Vesting[4]	Value Realized on Vesting[5]
Richard D. Fain	37,513[2]	1,065,369[2]	70,306	$5,792,684
Jason T. Liberty	—	—	26,063	$2,149,665
Michael W. Bayley	—	—	58,291[6]	$4,649,736
Lisa Lutoff-Perlo	—	—	22,628	$1,889,699
Harri U. Kulovaara	—	—	13,761	$1,141,015

[1] The value realized on exercise is calculated by multiplying the number of shares times the difference between the average of the high and low sales price of the Company's common stock on the date of exercise and the per share exercise price of the options.

[2] We withheld 26,999 shares to cover the exercise price and tax withholding obligations. Mr. Fain received net shares of 10,514 upon his exercise.

[3] These columns reflect RSUs, PSUs, and PSAs previously awarded to the named executive officers that vested during 2021. For those executives eligible to participate in the "Vesting into Retirement" policy on the grant date, the time-based RSUs and the PSAs vest on the first anniversary of the grant date; however, the restrictions on transfer or sale of the time-based RSUs only lapse on the first through fourth anniversary dates of the grant date, while the PSAs are only earned at the same time as the PSUs at the end of the relevant performance period when the Talent and Compensation Committee approve the payout level. For those that become eligible to participate in the "Vesting into Retirement" policy between the grant date and the vesting date, the time-based RSUs and the PSUs vest on the later of (i) the first anniversary of the grant date and (ii) the first anniversary of the date the officer meets both the age and service criteria; however, these awards remain subject to the same restrictions on transfer and the same criteria for being earned.

[4] Of these amounts, shares were withheld by us to cover tax withholding obligations as follows: Mr. Fain -27,664 shares; Mr. Liberty - 8,892 shares; Mr. Bayley - 21,276 shares; Ms. Lutoff-Perlo - 7,402 shares; and Mr. Kulovaara - 4,594 shares.

[5] Calculated based on the average of the high and low sales price of the Company's common stock on the applicable vesting dates.

[6] Because the first anniversary of when Mr. Bayley met both the age and service criteria of the "Vesting into Retirement" policy occurred in 2021, all of Mr. Bayley's outstanding time-based RSUs and PSUs immediately vested. However, these awards remain subject to restrictions on transfer and to the same criteria for being earned.



Payments Upon Termination of Employment

The following table represents payments and benefits to which the NEOs would be entitled upon termination of their employment in accordance with their employment agreements and our equity plans and agreements. Termination of employment is assumed to occur, for purposes of this table, on December 31, 2021. The table does not include amounts a NEO would be entitled to receive without regard to the circumstances of termination, such as vested equity awards or accrued retirement benefits (if retirement eligible) and deferred compensation. Please see the "Outstanding Equity Awards at 2021 Fiscal Year-End" table for more information. In most cases, entitlements upon termination of employment are governed by the NEOs' employment agreements with the Company, which are described under the heading "Employment Agreements." In addition, the treatment of outstanding equity awards, which are unvested as of the time of termination, are treated in accordance with the agreement and plan applicable to the particular award, as described below. We do not provide any cash payments in the event of a change of control absent an employment termination nor do we increase the amount of cash severance that would be due to a NEO in the event of his or her termination of employment in connection with a change of control.

| Name | Benefit | Termination Type | | |
		Death or Disability	Termination w/o Cause or for Good Reason	"Change of Control Termination"
Richard D. Fain	Severance Payment	$ 2,600,000	$2,600,000	$ 2,600,000
	Settlement of Outstanding Annual Bonus Award	$ 5,850,000	$5,850,000	$ 5,850,000
	Settlement of Outstanding Equity Awards[1]	$20,359,890	—	$ 20,359,890
	Medical and Dental Benefits Continuation	—	$ 19,191	$ 19,191
	Outplacement Services	—	$ 25,000	$ 25,000
	Total	**$28,809,890**	**$8,494,191**	**$ 28,854,081**
Jason T. Liberty	Severance Payment	$ 1,900,000	$1,900,000	$ 1,900,000
	Settlement of Outstanding Annual Bonus Award	$ 2,755,000	$2,755,000	$ 2,755,000
	Settlement of Outstanding Equity Awards[1]	$14,097,846	—	$ 14,097,846
	Medical and Dental Benefits Continuation	—	$ 27,308	$ 27,308
	Outplacement Services	—	$ 25,000	$ 25,000
	Total	**$18,752,846**	**$4,707,308**	**$ 18,805,154**
Michael W. Bayley	Severance Payment	$ 2,000,000	$2,000,000	$ 2,000,000
	Settlement of Outstanding Annual Bonus Award	$ 2,800,000	$2,800,000	$ 2,800,000
	Settlement of Outstanding Equity Awards[1])	$18,081,651	—	$ 18,081,651
	Medical and Dental Benefits Continuation	—	$ 16,943	$ 16,943
	Outplacement Services	—	$ 25,000	$ 25,000
	Total	**$22,881,651**	**$4,841,943**	**$ 22,923,594**
Lisa Lutoff-Perlo	Severance Payment	$ 1,640,000	$1,640,000	$ 1,640,000
	Settlement of Outstanding Annual Bonus Award	$ 2,132,000	$2,132,000	$ 2,132,000
	Settlement of Outstanding Equity Awards[1]	$10,054,521	—	$ 10,054,521
	Medical and Dental Benefits Continuation	—	$ 19,539	$ 19,539
	Outplacement Services	—	$ 25,000	$ 25,000
	Total	**$13,826,521**	**$3,816,539**	**$ 13,871,060**
Harri U. Kulovaara	Severance Payment	$ 1,620,000	$1,620,000	$ 1,620,000
	Settlement of Outstanding Annual Bonus Award	$ 1,620,000	$1,620,000	$ 1,620,000
	Settlement of Outstanding Equity Awards[1]	$ 3,113,681	—	$ 3,113,681
	Medical and Dental Benefits Continuation	—	$ 19,191	$ 19,191
	Outplacement Services	—	$ 25,000	$ 25,000
	Total	**$ 6,353,681**	**$3,284,191**	**$ 6,397,872**

 

(1)   The cost of Settlement of Outstanding Equity Awards, reflects the following based on the terms of the Plan and the relevant awards agreements:

- upon a termination due to death or disability, (i) all unvested time-based RSUs will immediately vest and (ii) all unearned performance-based awards will be earned at target and, to the extent not yet vested, immediately vest; and

- upon a termination of the executive's employment by the Company without "cause" or by the executive for "good reason" within 12 months following a "change of control", (i) all unvested time-based RSUs will immediately vest and (ii) all unearned performance-based awards will be earned based upon the Talent and Compensation Committee's then best estimate of the shares that have been earned will be awardable at the end of the performance period, and, to the extent not yet vested, immediately vest. (For purposes of the table above, we assumed that the Company would meet target for each of the performance-based awards.)

Compensation Risk

In order to assess the risk inherent in the design of our compensation plans, policies and programs, management regularly undertakes a comprehensive inventory of all plans and programs. In accordance with screening methodology approved by the Talent and Compensation Committee, in late 2021, management reviewed each plan and program for risk features and presented its findings to the Talent and Compensation Committee. Based on this review, management and the Talent and Compensation Committee believe that the nature of our business, and the material risks we face, are such that the compensation plans, policies and programs we have put in place are not reasonably likely to give rise to risks that would have a material adverse effect on our business. We believe our compensation programs and decisions include qualitative factors which restrain the influence that an overly formulaic approach may have on excessive risk taking by management.

CEO Pay Ratio

In August 2015, pursuant to a mandate of the Dodd Frank Wall Street Reform and Consumer Protection Act, the SEC adopted a rule requiring annual disclosure of the ratio of the median employee's annual total compensation to the total annual compensation of the Principal Executive Officer ("PEO"). The Company's PEO is our former CEO, Richard Fain. The Company is presenting the required disclosure as follows:

We had approximately 85,000 employees as of December 31, 2021. The median employee's total compensation for 2021, calculated consistent with Item 402(c) of Regulation S-K, was $14,706. This figure includes gratuities directly billed to our guests but excludes any cash gratuities paid directly to the employee by guests. It also excludes room and board, which is provided to our crew members without charge. Based upon this methodology and the CEO's total compensation, as set forth in the Summary Compensation Table, we estimate the ratio of our CEO's pay to the median employee's pay is 1,075 to 1.

 

Director Compensation for 2021

We pay annual cash retainers of $100,000 to our directors for their service on the Board. We also pay annual cash retainers for chairing and service on various Board committees. The amount of these retainers in 2021 for a full year of service was as follows:

Committee Role	Audit Committee	Talent & Compensation Committee	Nominating & Corporate Governance Committee	Safety, Environment, Sustainability & Health Committee
Chairman	$35,000	$25,500	$20,000	$ 20,000
Member	$20,000	$12,000	$10,000	$ 10,000

Directors do not earn fees for each meeting attended; however, they are reimbursed for their travel expenses and, occasionally, for those of an accompanying guest. In addition, our Lead Director received a further annual cash retainer of $75,000 for 2021. Directors who are also Company employees do not receive any compensation for their services as directors.

In February 2021, each non-employee director received restricted stock units with a fair market value of $200,029 as of the grant date. These restricted stock units vested in full immediately upon grant and settled one year following the date of grant. Our stock ownership guidelines require directors to accumulate ownership of at least $300,000 of our common stock (which is 3 times their annual cash retainer for Board service), including the value of restricted stock and restricted stock units, within three years of becoming a director. If the value of their stock holdings falls below this amount, directors cannot sell shares of our common stock until the value once again exceeds the required amount. In addition, non- employee directors may not be granted awards with a dollar value in excess of $500,000 in any one calendar year.

In order to increase their knowledge and understanding of our business, we encourage our non-employee Board members and their families to experience our cruises. As a result, we have adopted a Non-Management Director Cruise Policy. Under this policy, with certain limited exceptions, a Board member is entitled to up to two complimentary staterooms on two cruises per year for the Board member and any immediate family accompanying the Board member on the cruise. Additional guests traveling with a Board member will receive a 15% discount off the lowest available fare for up to five staterooms. The CEO may grant exceptions to this policy at his discretion but did not do so in 2021.

The table below summarizes the compensation of each person serving as a non-employee director in 2021.

Name	Fees Earned or Paid in Cash	Stock Awards[1],[2]	All Other Compensation[3]	Total
John F. Brock	$122,000	$200,029	—	$322,029
Stephen R. Howe, Jr.	$140,000	$200,029	—	$340,029
William L. Kimsey	$220,000	$200,029	—	$420,029
Amy McPherson	$110,233	$200,029	$17,996	$328,258
Maritza G. Montiel	$120,000	$200,029		$320,029
Ann S. Moore	$112,000	$200,029	—	$312,029
Eyal M. Ofer	$120,000	$200,029	—	$320,029
William K. Reilly	$120,000	$200,029	$48,446	$368,475
Vagn O. Sørensen	$145,500	$200,029	—	$345,529
Donald Thompson	$122,000	$200,029	—	$322,029
Arne Alexander Wilhelmsen	$120,000	$200,029	—	$320,029

[1] The column titled "Stock Awards" reports the fair value of restricted stock unit awards at their grant date in 2021 calculated in accordance with the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718. For the assumptions used in valuing these awards for purposes of computing this expense, please see Note 11 of the consolidated financial statements in the Company's Annual Report for the year ended December 31, 2021.

[2] As of December 31, 2021, each non-employee director listed in the table held 2,358 vested restricted stock units that are issuable one year following the grant date.

[3] These amounts relate to discounts on Company cruises provided to directors.



Audit Committee Matters


The Audit Committee has appointed PricewaterhouseCoopers LLP as our principal independent auditor for the fiscal year ending December 31, 2022. PricewaterhouseCoopers LLP has served in this capacity since at least 1989. A representative of PricewaterhouseCoopers LLP is expected to be present at the Annual Meeting to respond to questions from the shareholders and to make a statement if the representative desires to do so.

Although ratification by the shareholders of the appointment of our principal independent auditor is not required, the Board is submitting the selection of PricewaterhouseCoopers LLP for ratification because the Board values the views of our shareholders on the selection and believes doing so is consistent with good corporate governance. If the shareholders do not approve this proposal, the Audit Committee will re-evaluate its selection, taking into consideration the shareholder vote. However, the Audit Committee is solely responsible for selecting and terminating our independent registered public accounting firm and may do so at any time at its discretion.

 **The Board unanimously recommends a vote "FOR" ratification of the selection of PricewaterhouseCoopers LLP as our principal independent auditor for the 2022 fiscal year.**

Audit Fees

Aggregate fees for professional services rendered by PricewaterhouseCoopers LLP for the fiscal years ended December 31, 2021 and 2020 were:

	2021	2020
Audit fees[1]	$4,967,736	$5,718,226
Audit-related fees[2]	$ 193,375	$ 190,265
Tax fees[3]	$ 10,902	$ 14,616
All other fees[4]	$ 10,000	$ 10,000
Total	**$5,182,013**	**$5,933,107**

[1] The audit fees for the fiscal years ended December 31, 2021 and 2020 were for professional services rendered for the integrated audits of the Company's consolidated financial statements and system of internal control over financial reporting, quarterly reviews, statutory audits required by foreign jurisdictions, consents and review of documents filed with the SEC.

[2] The audit-related fees for the fiscal years ended December 31, 2021 and 2020 were for the audits of the Company's retirement savings plan and other attest services.

[3] Tax fees for the fiscal years ended December 31, 2021 and 2020 were for services performed in connection with international tax compliance, and transfer pricing.

[4] All other fees for the fiscal years ended December 31, 2021 and 2020 were for subscription fees for accounting and auditing research software.

 

Pursuant to the terms of its charter, the Audit Committee approves all audit and audit related engagement fees and terms and all non-audit engagements with the principal independent auditor. The Chairman of the Audit Committee also has the authority to approve any non-audit engagements with the independent registered public accounting firm but must report any such approvals to the Audit Committee at its next meeting. Our Audit Committee was not called upon in the fiscal year ended December 31, 2021, to approve, after the fact, any non-audit, review or attest services pursuant to the pre-approval waiver provisions of the auditor independence rules of the SEC and the Audit Committee charter.

The Audit Committee has considered and determined that the services provided by PricewaterhouseCoopers LLP are compatible with maintaining PricewaterhouseCoopers LLP's independence.



Report of the Audit Committee

The Audit Committee is composed of four non-management directors, each of whom meets the independence and financial literacy requirements of the New York Stock Exchange and SEC rules. In addition, all four members qualify as "audit committee financial experts" as defined by the SEC.

The Audit Committee operates under a written charter adopted by the Board of Directors, which may be accessed on our website at www.rclinvestor.com. The Audit Committee reviews and assesses the adequacy of its charter on an annual basis. In accordance with the charter, the Audit Committee assists the Board of Directors in fulfilling its oversight responsibilities with respect to the quality and integrity of the Company's financial statements; the qualifications, independence and performance of the Company's principal independent auditor; the performance of the Company's internal audit function; and the Company's compliance with legal and regulatory requirements in connection with the foregoing.

It is the responsibility of the Company's management to prepare the Company's financial statements and to develop and maintain adequate systems of internal control over financial reporting. The internal auditor's responsibility is to review and, when appropriate, audit the internal control over financial reporting. The Company's principal independent auditor has the responsibility to express an opinion on the financial statements and internal control over financial reporting based on an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (the "PCAOB").

As part of its oversight of the Company's financial statements, the Audit Committee reviews and discusses with both management and the Company's principal independent auditor all annual and quarterly financial statements prior to their issuance. During 2021, management advised the Audit Committee that each set of financial statements reviewed had been prepared in accordance with generally accepted accounting principles, and management reviewed significant accounting and disclosure issues with the Audit Committee. These reviews included discussion with the principal independent auditor of matters required to be discussed by the applicable requirements of the PCAOB and the SEC, including the quality of the Company's accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the financial statements. The Audit Committee also discussed with the principal independent auditor matters relating to its independence, including the written disclosures and letter from the principal independent auditor to the Audit Committee required by applicable PCAOB requirements regarding the independent accountants' communications with the Audit Committee concerning independence. The Audit Committee has also considered whether the provision of non-audit services is compatible with maintaining the independence of the principal independent auditor.

The Audit Committee also has reviewed and discussed with management, the internal auditor and the principal independent auditor the Company's internal controls report and the auditor's attestation of the report.

Based on the review and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2021, for filing with the SEC.

THE AUDIT COMMITTEE

William L. Kimsey, Chairman
Stephen R. Howe, Jr.
Maritza G. Montiel
Vagn O. Sørensen

 

Approval of Amended and Restated 2008 Equity Incentive Plan

 **The board recommends a vote "FOR" this proposal.**

The Board believes that equity-based incentive compensation is essential to attracting, motivating and retaining employees, consultants and directors, and aligning their interests with those of our shareholders. We currently maintain the 2008 Equity Incentive Plan, as amended and restated (the "2008 Plan"), which is our only active equity award plan other than our employee stock purchase plan. The 2008 Plan was originally adopted by our Board of Directors on March 7, 2008 and approved by our shareholders on May 13, 2008. The 2008 Plan was subsequently amended and restated as of May 20, 2016 to, among other things, extend the term for an additional 10 years through May 19, 2026.

We are asking shareholders to approve another amendment and restatement of the 2008 Plan to, among other things, extend the term for an additional 10 years through April 11, 2032 and increase the number of shares of common stock reserved for issuance thereunder by 9.5 million shares. This amendment and restatement of the 2008 Plan (the "Amended Plan") was recommended by our Talent and Compensation Committee and approved by our Board of Directors in March 2022. If approved by our shareholders, the Amended Plan will become effective as of the date of the Annual Meeting.

In addition to extending the term for an additional 10 years through April 11, 2032 and increasing the number of shares of common stock reserved for issuance, in the Amended Plan, we are making certain other changes which the Talent and Compensation Committee and the Board of Directors believe are consistent with good corporate governance and with our equity compensation practices. These changes include:

• expanding the scope of eligible award recipients to include individual consultants of the Company and certain of its affiliates, as determined by our Talent and Compensation Committee;

• requiring a one-year minimum vesting period for all awards granted under the Amended Plan, except with respect to five percent (5%) of the shares of common stock reserved for issuance; and

• prohibiting the payment of dividends or dividend equivalents that are granted in connection with an award until the shares underlying such award become vested.

As of March 31, 2022, a total of 2,514,786 shares of the Company's common stock were subject to outstanding awards granted under the 2008 Plan, and an additional 583,570 shares were available for new award grants under the 2008 Plan. The Amended Plan will increase by 9.5 million the number of shares authorized for issuance bringing the total available for issuance up to 10,083,570.

If the requisite shareholder approval is not obtained, the Amended Plan will not take effect but the Company may continue to grant awards under the 2008 Plan in accordance with the current terms and conditions of the 2008 Plan.

We believe that equity incentives are critical to our success. Shareholder approval of the Amended Plan will allow us to continue to provide such incentives in a way that benefits both our service providers and our shareholders.



Significant Historical Award Information

The following table provides information regarding the grant of equity awards under the 2008 Plan over the past three completed fiscal years:

Key Equity Metrics

	2019	2020	2021
Equity burn rate[1]	0.3%	0.4%	0.3%
Dilution[2]	2.4%	2.0%	1.4%
Overhang[3]	0.8%	0.9%	0.9%

[1] Equity burn rate is calculated by dividing the gross number of shares issuable pursuant to equity awards granted during the fiscal year by the weighted-average number of shares outstanding during the period. In determining the gross number of shares issuable, we have excluded shares cancelled or forfeited during the period and have counted performance shares and performance units in the year in which they are earned rather than the year in which they were granted.

[2] Dilution is calculated by dividing the sum of (x) the number of shares issuable pursuant to equity awards outstanding at the end of the fiscal year and (y) the number of shares available for future grants at the end of the fiscal year, by the number of shares outstanding at the end of the fiscal year.

[3] Overhang is calculated by dividing the number of shares issuable pursuant to equity awards outstanding at the end of the fiscal year by the number of shares outstanding at the end of the fiscal year.

Overview

The Amended Plan provides for the grant of incentive stock options, nonqualified stock options, stock appreciation rights, stock awards and stock unit awards to employees, non-employee directors and consultants of the Company and certain of its affiliates.

The Amended Plan aims to reflect certain "best practices" that are consistent with the interests of our shareholders and with our corporate governance policies. Accordingly, the Amended Plan reflects the following practices:

- *No Evergreen Provision*. There is no evergreen feature under which the shares authorized for issuance under the Amended Plan may automatically be replenished.

- *No Liberal Share Recycling*. There is no liberal share recycling feature under which shares tendered or withheld in payment of the exercise price of an award and shares tendered or withheld to satisfy tax withholding obligations related to an award may become available for future grants under the Amended Plan.

- *Limits on Awards to Non-Employee Directors*. The value of awards granted to any non-employee director in any calendar year, when aggregated with cash compensation paid to such non-employee director for such calendar year, may not exceed $750,000.

- *No Repricing of Options Without Shareholder Approval*. The Amended Plan does not permit the repricing of outstanding stock options to reduce their exercise, or the exchange of underwater stock options for cash or by substitution for new awards with a lower exercise without shareholder approval, other than in limited circumstances involving a corporate event or transaction that involves the equitable adjustment of awards in order to preserve their aggregate value.

- *Minimum Vesting Periods*. No award may vest earlier than one year following the date of grant, except with respect to five percent (5%) of the shares reserved for issuance.

- *No Single Trigger Acceleration of Awards upon a Change in Control*. Awards will not accelerate simply upon the occurrence of a change in control unless the awards are not assumed or adequately substituted by an acquiror or the applicable participant experiences a termination of employment or service without cause within the 18-month period following the change in control.

 

- *Recoupment*. The Talent and Compensation Committee shall have full authority to implement any policies and procedures necessary to comply with Section 10D of the Exchange Act. In addition, the Talent and Compensation Committee may require that certain awards be forfeited or repaid by employees who are at the senior vice president level and above in the event of restatements of, or adjustments to, incorrect financial results.

The following is a summary of the principal features of the Amended Plan. This summary does not purport to be a complete description of all of the provisions of the Amended Plan. It is qualified in its entirety by reference to the full text of the Amended Plan, a copy of which is attached to this Proxy Statement as Annex A.

Summary of the Amended Plan

The Amended Plan is administered by the Talent and Compensation Committee. The Talent and Compensation Committee has, among other powers, the power to establish rules and regulations for administering the Amended Plan and to perform other acts relating to the Amended Plan. Decisions of the Talent and Compensation Committee are final and conclusive on all parties. The Board may appoint another committee to perform the functions of the Talent and Compensation Committee under the Amended Plan.

The Talent and Compensation Committee has the discretion to grant to eligible participants one or more equity-based awards, including options, stock appreciation rights, stock awards (including time-based and/or performance-based restricted stock) and stock units (including time-based and/or performance based restricted stock units), or any combination thereof. The Talent and Compensation Committee has the discretion to determine the number or amount of any award to be awarded to any participant subject to the following limitations:

- during any calendar year, no one individual (other than a non-employee director) may be granted awards with respect to more than 500,000 shares of our stock; and
- during any calendar year, no one non-employee director may be granted awards with a dollar value, measured as of the date of grant, which together with cash compensation paid to such non-employee director for such calendar year, would exceed $750,000. Awards to directors shall be recommended by the Talent and Compensation Committee and approved by the full Board.

If a dividend, recapitalization, stock split, or other similar corporate event or transaction (more fully described in Section 7 of the Amended Plan) affects the shares in such a way that an adjustment is appropriate to prevent dilution or enlargement of the benefits, or potential benefits, intended to be made available under the Amended Plan, the Talent and Compensation Committee shall, in such manner as it may deem equitable and appropriate, adjust: (i) the number of shares (or other securities) which may be made the subject of awards, (ii) the number of shares subject to outstanding awards, (iii) the exercise price with respect to any award, and (iv) any other provision determined by the Talent and Compensation Committee to be necessary for an equitable adjustment. The Talent and Compensation Committee may not take any other action to directly or indirectly reduce, or have the effect of reducing, the total exercise price of any option as established at the time of grant.

Awards may provide that upon their exercise the holder will receive cash, stock, other securities or other awards or any combination thereof, as the Talent and Compensation Committee determines. Any shares of stock deliverable under the Amended Plan may consist in whole or in part of authorized and unissued shares or treasury shares acquired by the Company.

The grant of any award shall count, equal in number to the shares represented by such award, towards the maximum number of shares that may be issued under the Amended Plan. To the extent that an



award is forfeited or otherwise does not result in the delivery of shares by the Company, such shares shall be deemed to have not been delivered and shall be restored to the share maximum.

Notwithstanding the foregoing, the following shares shall not become available for grant under the Amended Plan: (i) shares subject to an option that are used to satisfy the exercise price of an option, (ii) shares surrendered or withheld to cover taxes due upon the vesting of an award, (iii) shares subject to a stock appreciation right that are not issued or delivered as a result of the net, stock settlement of a stock appreciation right, or (iv) shares repurchased on the open market with the proceeds of the exercise price of an option.

Except in the case of substitute awards, the exercise price under any stock option and the grant price of any stock appreciation right will not be less than 100% of the fair market value of the stock or other security on the date of the grant of the option, right or award. The Talent and Compensation Committee will determine the times at which options and other purchase rights may be exercised and the methods by which and the forms in which payment of the purchase price may be made. Under the Amended Plan, determinations of the fair market value of shares of the Company's common stock will be based on the closing sales price on the date in question and determinations of fair market value with respect to other property will be made in accordance with methods or procedures established by the Talent and Compensation Committee.

No awards may be granted under the Amended Plan after the tenth anniversary of the approval of the Amended Plan by our Board of Directors.

Awards

Options. An option is a right to purchase from the Company a stated number of shares at an exercise price and for a period of time established by the Talent and Compensation Committee. The duration of options granted under the Amended Plan will be established by the Talent and Compensation Committee but may not exceed ten years. The Talent and Compensation Committee may impose a vesting schedule on options, and will determine the acceptable form(s) in which the exercise price may be paid.

Options granted under the Amended Plan may be "incentive stock options" ("ISOs"), which afford certain favorable tax treatment for the holder, or "nonqualified stock options" ("NQSOs"). See "Tax Matters" below. Under the Amended Plan, we are restricted from granting "reload" options.

Stock Appreciation Rights. A stock appreciation right ("SAR") is the right to receive an amount equal to the excess of the fair market value of the shares underlying the SAR over the base price of the SAR. The settlement amount of SARs may be paid in cash or shares. The Talent and Compensation Committee determines the terms of each SAR at the time of the grant. Any SAR may not have a base price less than the fair market value of the stock on the date the SAR is granted and cannot have a term of longer than ten years.

Stock Awards and Stock Units. The Talent and Compensation Committee may issue stock awards in the form of "bonus stock" (i.e. shares not subject to any restrictions or limitations) or in the form of "restricted stock". In addition, the Talent and Compensation Committee may issue stock unit awards which are awards payable in cash or stock at a future date and represented by a bookkeeping credit. Stock unit awards may also be in the form of units not subject to any restrictions or limitations or in the form of "restricted stock units".

In the case of both restricted stock and restricted stock units, the award is subject to restrictions on transferability and such other restrictions, if any, as the Talent and Compensation Committee may impose at the date of grant. The restrictions may lapse separately or in combination, at such times, under such circumstances, including, without limitation, a specified period of employment or the satisfaction of pre-established performance goals, and in such installments, or otherwise, as the Talent and Compensation Committee may determine. Except to the extent provided in the applicable award agreement, a participant granted restricted stock will have all of the rights of a shareholder, including, without limitation, the right to vote and the right to accrue dividends equal to the dividends paid on shares of common stock. If provided in the applicable award agreement, a holder of restricted stock units may be entitled to dividend equivalents with respect to such restricted stock units, which shall accrue and only be paid to the extent the award becomes vested.

Transferability

The Amended Plan provides that, except as described in the following sentence, no options or SARs granted under the Amended Plan may be transferred or otherwise encumbered by the individual to whom it is granted, other than by will, court order or by designation of a beneficiary and that, during the individual's lifetime, each award will be exercisable only by the individual or by the individual's guardian or legal representative. The Talent and Compensation Committee may permit options or SARs to be transferred to an option holder's or SAR holder's family members or a trust for the benefit of family members, or to certain controlled corporations. Shares represented by restricted stock awards may not be sold, assigned, transferred, pledged or otherwise encumbered, except as permitted by the Talent and Compensation Committee, during the applicable vesting period.

Minimum Vesting Periods

Except with respect to five percent (5%) of the maximum number of shares that may be issued under the Amended Plan, each award shall vest on the basis of the participant's continued performance of services or the attainment of performance goals. No award which vests on the basis of the participant's continued performance of services shall vest earlier than one year following the date of grant of such award, and no award which vests on the basis of attainment of performance goals shall provide for a performance period of less than one year; provided, however, that such limitations shall not preclude the acceleration of vesting of such award upon the death or disability of the participant, or in connection with a change in control.

Change in Control

In the event of a "Change in Control":

* with respect to each outstanding award that is assumed or substituted in connection with the Change in Control, if the participant's employment is terminated by the Company without Cause within the 18-month period following the Change in Control, the awards held by the participant will become fully vested and any restrictions applicable to such awards shall automatically lapse; and

* any outstanding awards that are not assumed or substituted in connection with the Change in Control will become fully vested upon the Change in Control and any restrictions applicable to such awards shall automatically lapse (with the exception of options granted within one year of the Change in Control which will vest proportionately based on the number of months the grant was outstanding compared to original vesting period).

The terms "Cause" and "Change in Control" are defined in the Amended Plan.

Eligibility and Participation

Any employee of the Company or its affiliates, including any executive officer, and any consultant or director of the Company or its affiliates, will be eligible to receive awards under the Amended Plan. Additionally, any holder of an outstanding equity-based award issued by a company acquired by the



Company may be granted a substitute award under the Amended Plan. The Company and its affiliates had approximately 88,000 employees, 6,000 consultants and 13 directors as of March 31, 2022 that would be eligible to receive awards under the Amended Plan.

Recoupment

The Talent and Compensation Committee shall have full authority to implement any policies and procedures necessary to comply with Section 10D of the Exchange Act and any rules promulgated thereunder. Without limiting the foregoing, each agreement evidencing awards with performance conditions made to employees who are at the senior vice president level or more senior shall include a provision which requires, at a minimum, that in the event that:

- it is required under regulations adopted under the Dodd Frank Wall Street Reform and Consumer Protection Act;
- the Company's financial statements covering the applicable performance period are restated due to material non-compliance with financial reporting requirements within two years of the end of the performance period; or
- the Talent and Compensation Committee determines, in consultation with the Company's Audit Committee, that there is a high likelihood that an out-of-period adjustment to the Company's financial statements covering the applicable performance period would be deemed to be material because there is alleged misconduct of one or more participants associated with the adjustment and, absent the adjustment, the benefits payable to such participant(s) would be materially greater,

the Talent and Compensation Committee may require the award holder to forfeit and/or repay an amount equal to the difference between the amount actually awarded pursuant to such agreement based on the erroneous financial data and the amount of compensation that should have been awarded to the award holder pursuant to such agreement under the accounting restatement or the adjusted financial statements, as applicable, as determined by the Talent and Compensation Committee in its sole discretion taking into account those factors the Talent and Compensation Committee determines necessary or appropriate.

Amendment and Termination

The Talent and Compensation Committee may at any time terminate, suspend or discontinue the Amended Plan. The Talent and Compensation Committee may amend the Amended Plan at any time, provided that no amendment may be made without the approval of the Company's shareholders (a) to the extent that such approval is required by applicable law or by the listing standards of any applicable exchange(s) on or after the adoption of the Amended Plan, (b) to the extent that such amendment would materially increase the number of securities which may be issued under the Amended Plan, (c) to the extent that such amendment would materially modify the requirements for participation in the Amended Plan, (d) to the extent that such amendment would accelerate the vesting of any restricted stock or restricted stock units under the Amended Plan except as otherwise provided therein or (e) to the extent that such amendment would permit or would result in the purchase of any or all outstanding Options with an Exercise Price greater than fair market value.

Grants and Awards as of December 31, 2021

As of December 31, 2021, the following awards are outstanding under the 2008 Plan for each of the named executive officers below, all current executive officers as a group, all non-employee directors as a group, and all other employees, respectively:

	Number of Shares Underlying Options/SARs	Weighted Average Exercise Price of Options/SARs ($)	Number of Shares Underlying Restricted Stock Awards/Stock Units Awards[1]
Richard D. Fain	—	—	496,361
Jason T. Liberty	—	—	183,327
Michael W. Bayley	—	—	318,552
Harri U. Kulovaara	—	—	65,109
Lisa Lutoff-Perlo	—	—	176,858
All Executive Officers as a Group (9 people)	—	—	1,346,335
All Non-Employee Directors as a Group (11 people)	—	—	23,580
All Other Employees	—	—	888,687

[1]   For purposes of this column, all unvested performance shares as of December 31, 2021 are reflected at target.

New Plan Benefits

Any awards under the Amended Plan will be at the discretion of the Talent and Compensation Committee or its delegate. Therefore, it is not possible at present to determine the amount or form of any award that will be available for grant to any individual during the term of the Amended Plan.

As of March 31, 2022, the closing price on the New York Stock Exchange of the Company's common stock was $83.78 per share.

Tax Matters

The following discussion is a brief summary of the principal United States Federal income tax consequences under current Federal income tax laws relating to awards under the Amended Plan. This summary is not intended to be exhaustive and, among other things, does not describe state, local or foreign income and other tax consequences.

Nonqualified Stock Options. An optionee will not recognize any taxable income upon the grant of an NQSO and the Company will not be entitled to a tax deduction with respect to the grant of an NQSO. Upon exercise of an NQSO, the excess of the fair market value of the underlying shares of common stock on the exercise date over the option exercise price will be taxable as compensation income to the optionee and will be subject to applicable withholding taxes. The Company will generally be entitled to a tax deduction at such time in the amount of such compensation income. The optionee's tax basis for the shares received pursuant to the exercise of an NQSO will equal the sum of the compensation income recognized and the exercise price.

In the event of a sale of shares received upon the exercise of an NQSO, any appreciation or depreciation after the exercise date generally will be taxed as capital gain or loss and will be long-term capital gain or loss if the holding period for such shares is more than one year.

Incentive Stock Options. An optionee will not recognize any taxable income at the time of grant or timely exercise of an ISO and the Company will not be entitled to a tax deduction with respect to such grant or exercise. Exercise of an ISO may, however, give rise to taxable compensation income subject to applicable withholding taxes, and a tax deduction to the Company, if the ISO is not exercised on a timely basis (generally, while the optionee is employed by the Company or within 90 days after termination of employment) or if the optionee subsequently engages in a "disqualifying disposition",



as described below. Also, the excess of the fair market value of the underlying shares on the date of exercise over the exercise price will be an item of income for purposes of the optionee's alternative minimum tax in the year of exercise.

A sale or exchange by an optionee of shares acquired upon the exercise of an ISO more than one year after the transfer of the shares to such optionee and more than two years after the date of grant of the ISO will result in any difference between the net sale proceeds and the exercise price being treated as long-term capital gain (or loss) to the optionee. If such sale or exchange takes place within two years after the date of grant of the ISO or within one year from the date of transfer of the ISO shares to the optionee, such sale or exchange will generally constitute a "disqualifying disposition" of such shares that will have the following results: any excess of (i) the lesser of (a) the fair market value of the shares at the time of exercise of the ISO and (b) the amount realized on such disqualifying disposition of the shares over (ii) the option exercise price of such shares, will be ordinary income to the optionee, subject to applicable withholding taxes, and the Company will be entitled to a tax deduction in the amount of such income. Any further gain or loss after the date of exercise generally will qualify as capital gain or loss and will not result in any deduction by the Company.

Stock Appreciation Rights. Generally, the recipient of a standalone SAR will not recognize taxable income at the time the standalone SAR is granted. The amount of cash, or the value of stock received upon exercise of the SAR will be taxed as ordinary income to the employee at the time it is received. In general, there will be no federal income tax deduction allowed to the Company upon the grant or termination of SARs. However, upon the exercise of a SAR, the Company will be entitled to a deduction equal to the amount of ordinary income the recipient is required to recognize as a result of the exercise.

Stock and Restricted Stock. A grantee will not recognize any income upon the receipt of restricted stock unless the holder elects under Section 83(b) of the Internal Revenue Code, within thirty days of such receipt, to recognize ordinary income in an amount equal to the fair market value of the restricted stock at the time of receipt, less any amount paid for the shares. If the election is made, the holder generally will not be allowed a deduction for amounts subsequently required to be returned to the Company. If the election is not made, the holder will generally recognize ordinary income, on the date that the stock is no longer subject to vesting restrictions, in an amount equal to the fair market value of such shares on such date, less any amount paid for the shares. With respect to a stock award that is not subject to vesting restrictions, the holder will generally recognize ordinary income on the grant date in an amount equal to the fair market value of such shares on the grant date, less any amount paid for the shares. At the time the holder recognizes ordinary income, the Company generally will be entitled to a deduction in the same amount.

Generally, upon a sale or other disposition of stock or restricted stock with respect to which the holder has recognized ordinary income (*i.e.*, a Section 83(b) election was previously made or the vesting restrictions were previously removed), the holder will recognize capital gain or loss in an amount equal to the difference between the amount realized on such sale or other disposition and the holder's basis in such shares. Such gain or loss will be long-term capital gain or loss if the holding period for such shares is more than one year.

Restricted Stock Units. The grant of an award of restricted stock units, including units with performance conditions, will not result in income for the grantee or in a tax deduction for the Company. Upon the settlement of such an award, the grantee will recognize ordinary income equal to the aggregate value of the payment received, and the Company generally will be entitled to a tax deduction in the same amount.

Certain Other Tax Issues. In addition to the matters described above, (i) any entitlement to a tax deduction on the part of the Company is subject to applicable federal tax rules (including, without limitation, Section 162(m) of the Internal Revenue Code regarding the $1,000,000 limitation on deductible compensation), (ii) the exercise of an incentive stock option may have implications in

 

the computation of alternative minimum taxable income, (iii) certain awards under the Amended Plan may be subject to the requirements of Section 457A of the Internal Revenue Code (regarding certain nonqualified deferred compensation), and (iv) if the exercisability or vesting of any award is accelerated because of a change in control, such award (or a portion thereof), either alone or together with certain other payments, may constitute parachute payments under Section 280G of the Internal Revenue Code, which excess amounts may be subject to excise taxes. Officers and directors of the Company subject to Section 16(b) of the Exchange Act may be subject to special tax rules regarding the income tax consequences concerning their awards. The Amended Plan is not subject to any of the requirements of the Employee Retirement Income Security Act of 1974, as amended. The Amended Plan is not, nor is it intended to be, qualified under Section 401(a) of the Internal Revenue Code.

Registration with the SEC

We intend to file with the U.S. Securities and Exchange Commission a registration statement on Form S-8 covering the additional shares that would be reserved for issuance under the Amended Plan.

Summary

We believe strongly that the approval of the Amended Plan is important to our continued success. Equity-based compensation such as the awards that would be granted under the Amended Plan are essential to attracting, motivating and retaining high performing individuals.

Board Recommendation

 **The Board unanimously recommends a vote "FOR" approval of the Amended and Restated 2008 Equity Incentive Plan.**

Security Ownership of Certain Beneficial Owners and Management

Principal Shareholders

This table sets forth information as of March 31, 2022 about persons we know to beneficially own(1) more than five percent of our common stock.

Name of Beneficial Owner	Shares of Common Stock (#)	Percentage of Ownership[2]
Capital International Investors	28,783,559[3]	11.3%
Capital Research Global Investors	23,740,080[4]	9.3%
AWILHELMSEN AS	23,206,512[5]	9.1%
The Vanguard Group	23,041,064[6]	9.0%
BlackRock, Inc.	13,894,098[7]	5.4%

[1] A person is deemed to be the beneficial owner of securities to which such person has the right to acquire within 60 days from March 31, 2022, including upon the exercise of options, warrants and other convertible securities.

[2] Applicable percentage ownership is based on 254,955,331 shares of common stock outstanding as of March 31, 2022.

[3] Represents shares beneficially owned by Capital International Investors, 333 Hope Street, 55th Floor, Los Angeles, California 90071. Of the total shares owned, the nature of beneficial ownership is as follows: sole voting power over 28,783,559 shares and sole dispositive power over 29,444,035 shares. The foregoing information is based on Amendment 2 to Schedule 13G/A filed by Capital International Investors with the SEC on February 11, 2022.

[4] Represents shares beneficially owned by Capital Research Global Investors, 333 Hope Street, 55th Floor, Los Angeles, California 90071. Of the total shares owned, the nature of beneficial ownership is as follows: sole voting power over 23,738,269 shares; and sole dispositive power over 23,740,080 shares. The foregoing information is based on Amendment 1 to Schedule 13G/A filed by Capital Research Global Investors with the SEC on February 11, 2022.

[5] AWILHELMSEN AS is a Norwegian corporation, the indirect beneficial owners of which are members of the Wilhelmsen family of Norway. The shares reported in the table include 5,035,259 shares owned by AWECO Invest AS, an affiliate of AWILHELMSEN AS. AWILHELMSEN AS has the power to vote and dispose of the shares owned by AWECO Invest AS pursuant to an agreement between AWILHELMSEN AS and AWECO Invest AS. The address of AWILHELMSEN AS is Beddingen 8, Aker Brygge, Vika N 0118 Oslo, Norway. The foregoing information is based on a Schedule 13G/A and Form 4 filed by AWILHELMSEN AS with the SEC on February 6, 2015 and December 11, 2020, respectively.

[6] Represents shares beneficially owned by The Vanguard Group, 100 Vanguard Blvd., Malvern, PA 19355. Of the total shares owned, the nature of beneficial ownership is as follows: shared voting power over 343,404; sole dispositive power over 22,164,310 shares; and shared dispositive power over 876,754 shares. The foregoing information is based solely on Amendment 7 to Schedule 13G/A filed by The Vanguard Group with the SEC on February 10, 2022.

[7] Represents shares beneficially owned by BlackRock, Inc., 55 East 52nd Street, New York, NY 10055. Of the total shares owned, the nature of beneficial ownership is as follows: sole voting power over 11,953,980; and sole dispositive power over 13,894,098 shares. The foregoing information is based solely on Amendment 2 to Schedule 13G/A filed by BlackRock, Inc. with the SEC on February 1, 2022.

 

Security Ownership of Directors and Executive Officers

This table sets forth information as of March 31, 2022 about the number of shares of common stock beneficially owned(1) by (i) our directors; (ii) the named executive officers listed in the "Compensation Discussion and Analysis" below; and (iii) our directors and executive officers as a group.

The number of shares beneficially owned by each named person or entity is determined under rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose.

No shares of common stock held by our directors or named executive officers have been pledged.

Name of Beneficial Owner	Shares of Common Stock (#)	Percentage of Ownership[2]
Michael W. Bayley	22,994	*
John F. Brock	19,020[3]	*
Richard D. Fain	801,329[4]	*
Stephen R. Howe, Jr.	6,117	*
William L. Kimsey	25,076	*
Harri U. Kulovaara	34,247	*
Michael O. Leavitt	0	*
Jason T. Liberty	23,557	*
Lisa Lutoff-Perlo	17,179	*
Amy McPherson	2,392	*
Maritza G. Montiel	7,654	*
Ann S. Moore	20,823	*
Eyal M. Ofer	34,745[5]	*
William K. Reilly	21,425	*
Vagn O. Sørensen	27,542	*
Donald Thompson	31,381	*
Arne Alexander Wilhelmsen	22,499,407[6]	8.8%
All directors and executive officers as a group (22 persons)	23,658,551	9.28%

*   Denotes beneficial ownership of less than 1% of the outstanding shares of common stock

(1)   A person is deemed to be the beneficial owner of securities to which such person has the right to acquire within 60 days from March 31, 2022, including upon the exercise of options, warrants and other convertible securities.

(2)   Applicable percentage ownership is based on 254,955,331 shares of common stock outstanding as of March 31, 2022.

(3)   Includes 8,292 shares held indirectly in a Grantor Retained Annuity Trust.

(4)   Includes 235,106 shares owned by various trusts primarily for the benefit of certain members of the Fain family. Mr. Fain disclaims beneficial ownership of some or all of these shares. Does not include shares owned by other trusts for the benefit of members of the Fain family in which Mr. Fain does not have any beneficial or pecuniary interest or shares directly or indirectly owned by Mr. Fain's adult children.

(5)   Does not include 11,496,865 shares beneficially owned by Osiris Holdings Inc., a Liberian corporation, the indirect beneficial owner of which is a trust primarily for the benefit of certain members of the Ofer family.

(6)   Includes 22,484,898 shares beneficially owned by AWILHELMSEN AS. Mr. Wilhelmsen disclaims beneficial ownership of these shares.



Equity Compensation Plan Information

The following table summarizes our equity plan information as of December 31, 2021.

Plan Category	Column A: Number of Securities to Be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column A)
Equity compensation plans approved by security holders	1,461,030[1]	—	2,699,005[2]
Equity compensation plans not approved by security holders	—	—	—
Total	**1,461,030**	**—**	**2,699,005**

[3] Includes unvested or unsettled restricted stock units and unvested performance share units under our 2008 Equity Incentive Plan.

[4] Includes 1,274,091 shares available for issuance under our 2008 Equity Incentive Plan plus 1,424,914 shares remaining available, as well as the number of shares subject to purchase during any current purchase period, under the 1994 Employee Stock Purchase Plan. This table does not reflect the number of additional shares that would be available under the Amended and Restated 2008 Equity Incentive Plan if shareholders approve proposal 4.

General Information

Availability of Proxy Materials

Under the rules adopted by the SEC, we are furnishing proxy materials to our shareholders primarily over the Internet. We believe that this process expedites shareholders' receipt of these materials, lowers the costs of our Annual Meeting and helps to conserve natural resources. On or about April 19, 2022, we mailed to each of our shareholders (other than those who previously requested electronic or paper delivery) a Notice of Internet Availability of Proxy Materials containing instructions on how to access and review the proxy materials, including this proxy statement and our Annual Report on Form 10-K for the year ended December 31, 2021, on the Internet and how to access a proxy card to vote on the Internet. The Notice of Internet Availability of Proxy Materials also contains instructions on how to receive a paper copy of the proxy materials. If you received a Notice of Internet Availability of Proxy Materials by mail, you will not receive a printed copy of the proxy materials unless you request one. If you received paper copies of our proxy materials, you may also view these materials at www.proxyvote.com.

Who May Vote

Each share of our common stock outstanding as of the close of business on April 7, 2022 (the "Record Date") is entitled to one vote at the Annual Meeting. At the close of business on the Record Date, 255,060,065 shares of our common stock were outstanding and entitled to vote. You may vote all of the shares owned by you as of the close of business on the Record Date. These shares include shares that are (1) held of record directly in your name (in which case, you are a "Record Holder" with respect to such shares) and (2) held for you as the beneficial owner through a broker, bank or other nominee (in which case, you are a "Beneficial Holder" with respect to such shares). There are some distinctions between being a Record Holder and a Beneficial Holder as described herein.

Shares held of record

If your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, you are considered the Record Holder with respect to those shares, and the proxy materials were sent directly to you by Royal Caribbean. As the Record Holder, you have the right to grant your voting proxy directly to us or to vote in person at the Annual Meeting. If you requested to receive printed proxy materials, we have enclosed or sent a proxy card for you to use. You may also vote on the Internet as described in the Notice of Internet Availability of Proxy Materials and below under the heading "How to Vote."

Shares owned beneficially

If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the Beneficial Holder of shares held in street name, and the proxy materials were forwarded to you by your broker or other nominee who is considered, with respect to those shares, the shareholder of record. As the Beneficial Holder, you have the right to direct your broker or other nominee on how to vote the shares in your account, and you are also invited to attend the Annual Meeting.

Requirements to Attend the Annual Meeting

You are invited to attend the Annual Meeting if you are a Record Holder or Beneficial Holder as of the Record Date. If you are a Record Holder, you must bring proof of identification, such as a valid driver's license, for admission to the Annual Meeting. If you are a Beneficial Holder, you will need to provide proof of ownership by bringing either your proxy card provided to you by your broker or a copy of your brokerage statement showing your share ownership as of the Record Date.



General Information

In the interests of mitigating risks related to the ongoing COVID-19 pandemic and to prioritize the well-being of all attendees, including our employees, shareholders and other stakeholders, the following will be implemented at the Annual Meeting:

- Social distancing measures will be put in place and closely monitored;
- Hand sanitizer will be provided upon entry to, and throughout, the venue;
- No food or refreshments will be provided; and
- Attendees will be required to comply with health and safety measures implemented at the venue.

Attendees will be required to comply with any additional federal, state and/or local government guidance in force on the day of the Annual Meeting. You should not attend the Annual Meeting if you are suffering from any COVID-19 symptoms or you have come into close contact with someone who has tested positive for COVID-19 within the 14 days preceding the date of the Annual Meeting. You may be asked to complete a Health Declaration Form upon arrival.

How to Vote

Voting in Person

Shares held in your name as the Record Holder may be voted in person at the Annual Meeting. Shares for which you are the Beneficial Holder may be voted in person at the Annual Meeting only if you obtain a legal proxy from the broker or other nominee that holds your shares giving you the right to vote the shares. Even if you plan to attend the Annual Meeting, we recommend that you also vote by proxy in advance of the meeting so that your vote will be counted if you later decide not to attend the meeting.

Voting Without Attending the Annual Meeting

Regardless of how you hold your shares, you may vote your shares without attending the Annual Meeting. You may vote by granting a proxy or, for shares held as a Beneficial Holder, by submitting voting instructions to your broker or other nominee. You may also vote using the Internet or by mail as outlined in the Notice of Internet Availability of Proxy Materials or on your proxy card. Please see the Notice of Internet Availability of Proxy Materials, your proxy card or the information your bank, broker or other holder of record provided to you for more information on these options. Votes cast by Internet have the same effect as votes cast by submitting a written proxy card.

How Proxies Work

All properly executed proxies will be voted in accordance with the instructions contained thereon and, if no choice is specified, the proxies will be voted:

1. FOR the election of the fourteen nominees for director named below (Proposal No. 1);
2. FOR the approval of the compensation of our named executive officers (Proposal No. 2);
3. FOR the ratification of the selection of PricewaterhouseCoopers LLP (Proposal No. 3); and
4. FOR the Amended and Restated 2008 Equity Incentive Plan (Proposal No. 4).

Under New York Stock Exchange ("NYSE") rules, if you are a Beneficial Holder and do not provide specific voting instructions in a timely fashion to your broker or other nominee that holds your shares, such broker or nominee will not be authorized to vote your shares on any matters other than Proposal No. 3 regarding the ratification of the auditors. Therefore, failure to provide your broker or other nominee with specific voting instructions in a timely fashion will result in "broker non-votes" with respect to Proposals No. 1, 2, and 4.

 

Matters to be Presented

We are not aware of any matters to be presented for a vote at the Annual Meeting other than those described in this proxy statement. If any matters not described in this proxy statement are properly presented at the meeting, the proxies will use their own judgment to determine how to vote your shares. If the meeting is postponed or adjourned, the proxies will vote your shares on the new meeting date in accordance with your previous instructions unless you have revoked your proxy.

Votes Necessary to Approve Proposals

We will hold the Annual Meeting if we have a quorum, which requires the presence, in person or represented by proxy, of holders of a majority of the outstanding shares of common stock as of the Record Date. If you vote via the Internet or sign and return your proxy card, your shares will be counted to determine whether we have a quorum, even if you abstain or fail to vote on any of the proposals listed on the proxy card. If the persons present or represented by proxy at the Annual Meeting constitute the holders of less than a majority of the outstanding shares of common stock as of the Record Date, we will not have a quorum and the Annual Meeting may be adjourned to a subsequent date for the purpose of obtaining a quorum.

The affirmative vote of a majority of the votes cast is required to approve each proposal.

Although abstentions and broker non-votes will be counted for purposes of determining whether a quorum is present, they will not have any effect on the outcome of any proposal.

Prior to the Annual Meeting, we will select one or more inspectors of election for the meeting. Such inspectors shall determine the number of shares of common stock represented at the Annual Meeting, the existence of a quorum and the validity and effect of proxies. They shall also receive, count and tabulate ballots and votes and determine the results thereof.

Revoking a Proxy

Any proxy may be revoked by a shareholder at any time prior to the final vote at the Annual Meeting by voting again on a later date via the Internet (only your latest Internet proxy submitted prior to the Annual Meeting will be counted), by signing and submitting a later dated proxy or by attending the Annual Meeting and voting in person. However, your attendance at the Annual Meeting will not automatically revoke your proxy unless you vote again at the Annual Meeting or specifically request that your prior proxy be revoked by delivering to our Corporate Secretary at 1050 Caribbean Way, Miami, Florida 33132 a written notice of revocation prior to the Annual Meeting.

Proposals of Shareholders for Next Year

Proposals of shareholders intended to be considered for inclusion in our proxy statement for our 2023 Annual Meeting of Shareholders must be received by our Corporate Secretary no later than December 20, 2022 at our executive offices: 1050 Caribbean Way, Miami, Florida 33132. Such proposals will need to comply with SEC regulations regarding the inclusion of shareholder proposals in company sponsored proxy statements. Any proposals for consideration at our next annual meeting of shareholders, but not included in our proxy statement, must be received by the Corporate Secretary of the Company no later than February 2, 2023.

Solicitation of Proxies

This proxy statement is furnished in connection with the solicitation of proxies by the Company on behalf of the Board. We will pay the cost of this proxy solicitation. In addition to soliciting proxies by mail, we expect that a number of our employees will solicit shareholders for the same type of proxy, personally and by telephone or other electronic means. None of these employees will receive any additional or special



compensation for assisting us in soliciting proxies. Okapi Partners has been retained to assist in soliciting proxies at a fee of approximately $14,500, plus distribution costs and other expenses. We will, on request, reimburse banks, brokerage firms and other nominees for their expenses in sending proxy materials to their customers who are beneficial owners of our common stock and obtaining their voting instructions.

Notice Regarding Delivery of Security Holder Documents

Under the SEC rules, delivery of one proxy statement and annual report to two or more investors sharing the same mailing address is permitted, under certain conditions. This procedure, called "householding," applies to you if all of the following criteria are met:

(1) You have the same address as other security holders registered on our books;

(2) You have the same last name as the other security holders; and

(3) Your address is a residential address or post office box.

If you meet these criteria, you are eligible for householding and the following terms apply. If you are not eligible, please disregard this notice.

For Registered Shareholders

Only one proxy statement and annual report will be delivered to the shared mailing address. You will, however, still receive separate mailings of important and personal information, as well as a separate proxy card.

What do I need to do to receive just one set of annual disclosure materials?

You do not have to do anything. Unless Broadridge is notified otherwise within 60 days of the mailing of this notice, your consent is implied and only one set of materials will be sent to your household. This consent is considered perpetual, which means you will continue to receive a single proxy statement/ annual report in the future unless you notify us otherwise.

What if I want to receive multiple sets of materials?

If you would like to receive multiple sets of materials, call or write Broadridge at 800-542-1061 or 51 Mercedes Way, Edgewood, NY 11717. A separate set of materials will be sent to you promptly.

What if I consent to have one set of materials mailed now, but change my mind later?

Call or write Broadridge to turn off the householding instructions for yourself. You will then be sent a separate proxy statement and annual report within 30 days of receipt of your instruction.

The reason I receive multiple sets of materials is that some of the stock belongs to my children. What happens when they move out and no longer live in my household?

When there is an address change for one of the members of the household, materials will be sent directly to the shareholder at his or her new address.

Annual Report on Form 10-K

We will provide without charge to each person solicited by this proxy statement, upon the written request of such person, a copy of our annual report on Form 10-K, as filed with the SEC, for our most recent fiscal year. Such written requests should be directed to investor relations, Royal Caribbean Cruises Ltd., 1050 Caribbean Way, Miami, Florida 33132.

 

Annex A to Proxy Statement

Royal Caribbean Cruises Ltd.
2008 Equity Incentive Plan
Amended and Restated as of [ ], 2022

Table of Contents



Section 1. Purpose and Effectiveness

(A)   The purpose of this 2008 Equity Incentive Plan, as amended and restated (the "Plan"), is to promote the success of Royal Caribbean Cruises Ltd., a Liberian corporation (the "Company"), by providing a method whereby employees, consultants and directors of the Company and its Affiliates may be encouraged to increase their proprietary interest in the Company's business. By offering incentive compensation opportunities that are based on the Company's common stock, the Plan will motivate Participants to achieve long-range goals, further identify their interests with those of the Company's other shareholders, and promote the long-term financial interest of the Company. The Plan is further intended to aid in attracting and retaining persons of exceptional ability and leadership qualities to become officers, employees, consultants, and directors of the Company and its Affiliates.

(B)   The Plan, as set forth herein, is effective as of the Effective Date (as defined in Section 11) and is an amendment and restatement of the Royal Caribbean Cruises Ltd. 2008 Equity Incentive Plan, as amended, which was originally approved by our shareholders on May 13, 2008 and subsequently amended and restated as of May 20, 2016 (the "2008 Plan"). Awards granted to Participants under the 2008 Plan prior to the Effective Date shall be treated in accordance with the terms and conditions of the 2008 Plan as in effect prior to the Effective Date.

(C)   No Awards may be granted under the Plan following the tenth anniversary of the approval of the Plan by the Board.

Section 2. Definitions and Rules of Construction

(A)   *Defined Terms.* Capitalized terms not defined elsewhere in the Plan shall have the following meanings (whether used in the singular or plural):

(i)   "Affiliate" means any business entity, regardless of whether organized as a corporation, limited liability company, partnership or any other legal form, in which the Company has (i) an ownership of 50% or greater, or (ii) an entity with respect to which the Company possesses the power, directly or indirectly, to direct or cause the direction of the management and policies of that entity, whether through the Company's ownership of voting securities, by contract or otherwise.

(ii)   "Agreement" means a written instrument (including an electronic instrument), which need not be executed by the Participant, that sets out the terms of the grant of an Award, as any such Agreement may be supplemented or amended from time to time.

(iii)   "Award" means any award or benefit granted under the Plan, as further defined in Section 5(A) of the Plan.

(iv)   "Beneficiary" means the individual(s) designated by the Participant to succeed to his/her rights in all Awards granted to him/her under the Plan in the eventuality of his/her death or Disability.

(v)   "Board" means the Board of Directors of the Company.

(vi)   "Cause" shall mean (1) if such term is defined in an employment agreement between the Participant and the Company or Affiliate, as such term is defined therein or (2) (a) an act of material dishonesty, including, without limitation, fraud, misappropriation, embezzlement, financial misrepresentation or other similar behavior, (b) conviction of, or the entry of a plea of guilty or nolo contendere to, the commission of a felony; (c) an action or failure to act that demonstrates a conflict of interest in which the person

 

acts for his or her own benefit to the detriment of the Company; (d) an action or failure to act that constitutes a material breach of the person's duties to the Company; (e) the failure to follow the lawful directives of the Company provided that those directives are consistent with the person's duties to the Company; or (f) violations of the Company's code of conduct or any other applicable employment and workplace policies.

(vii) "Change of Control" shall mean:

(1) the acquisition by any individual, entity or group of beneficial ownership (as such term is defined in Rule 13d-3 promulgated under the Exchange Act) of more than 50% of the then outstanding voting securities of the Company entitled to vote generally in the election of Directors (the "Voting Securities");

(2) during any period of 24 consecutive months, a majority of the Board shall no longer be composed of individuals (a) who were members of the Board on the first day of such period, or (b) whose election or nomination to the Board were approved by a vote of at least a majority of the members of the Board who were members of the Board on the first day of such period, or (c) whose election or nomination to the Board was approved by a vote of at least a majority of the members of the Board referred to in the foregoing subclauses (a) and (b);

(3) consummation of a reorganization, merger or consolidation or sale or other disposition of all or substantially all of the assets of the Company (a "Business Combination") unless, following such Business Combination (a) the beneficial owners of the Voting Securities of the Company immediately prior to the Business Combination beneficially own more than 50% of the combined voting power of the voting securities entitled to vote generally in the election of directors of the corporation resulting from such Business Combination, and (b) at least a majority of the board of directors of the corporation resulting from such Business Combination were members of the Company's Board at the time of the action of the Company's Board providing for such Business Combination;

(4) consummation of a reorganization, merger or consolidation with another corporation or business entity not already under common control with the Company, or the acquisition of stock or assets of such other corporation or business entity, if the market capitalization of the other corporation or entity, or the stock or assets acquired, is equal to or greater than the Company's market capitalization immediately prior to the closing of such transaction; or

(5) the complete liquidation or dissolution of the Company.

(viii) "Code" means the Internal Revenue Code of 1986, as amended from time to time, or any successor statute or statutes thereto. Reference to any specific Code section shall include any successor section.

(ix) "Committee" means the Talent and Compensation Committee of the Board.

(x) "Company" means Royal Caribbean Cruises Ltd., a Liberian corporation and any successor entity.

(xi) "Consultant" means each individual who performs services for the Company or an Affiliate, and who is determined by the Committee to be a consultant to the Company or an Affiliate.



(xii)   "Date of Grant" means the date on which the Committee takes the corporate actions necessary to fix the major terms of an Award to a specified Eligible Individual, including, in the case of an Option, the number of Shares subject to the Option and the applicable Exercise Price.

(xiii)   "Director" means a duly elected or appointed member of the Board or the Board of Directors of an Affiliate.

(xiv)   "Disability" means, unless otherwise provided in an Award Agreement, a disability that would entitle a Participant to payment of monthly disability payments under any Company disability plan or as otherwise determined by the Committee; provided, a disability shall not be considered a Disability with respect to any 409A Covered Award (as defined in Section 10(H)) that provides for a payment upon Disability unless such disability also constitutes a "disability" as defined in Treasury Regulation section 1.409A-3(i)(4) or a successor provision; further provided, that with respect to an Incentive Stock Option, disability shall mean a permanent and total disability within the meaning of Section 22(e)(3) of the Code.

(xv)   "Eligible Individual" means an Employee, Consultant or Director who is described in Section 3(A) of the Plan.

(xvi)   "Employee" means an individual who is employed by the Company or any Affiliate.

(xvii)   "Exchange Act" means the Securities Exchange Act of 1934, as amended from time to time, or any successor statute or statutes thereto. Reference to any specific Exchange Act section shall include any successor section.

(xviii)   "Executive Officer" means an executive officer of the Company as defined in Rule 3b-7 under the Exchange Act, provided that, if the Board has designated the executive officers of the Company for purposes of reporting under the Exchange Act, the designation by the Board shall be conclusive for purposes of the Plan.

(xix)   "Exercise Price" means the price that must be paid by an Optionee upon exercise of an Option to purchase a share of Stock.

(xx)   "Fair Market Value" of a Share of Stock as of any date means the closing sale prices of the Stock (i) on the date on the principal exchange or market on which the Stock is then listed or admitted to trading, or (ii) if the day is not a date on which such exchange or market is open, the last preceding date on which there was a sale of such Stock on such exchange or market, or (iii) as otherwise determined by the Committee, in good faith and in a manner consistent with Section 409A of the Code, if the Stock is not listed on an exchange.

(xxi)   "Option" means a right to purchase from the Company a stated number of Shares at an Exercise Price and for a period of time established by the Committee.

(xxii)   "Optionee" means an Eligible Individual who has received an Option under this Plan, for the period of time during which such Option is held in whole or in part.

(xxiii)   "Option Shares" means, with respect to any Option granted under this Plan, the Stock that may be acquired upon the exercise of such Option.

(xxiv)   "Non-Employee Director" means a Director who is not an Employee.



(xxv) "Participant" means an Eligible Individual who has received an Award under this Plan.

(xxvi) "Settlement Date" means the date on which Stock, cash, cash equivalents, or any combination thereof are transferred by the Company to a Participant with respect to, and in settlement of, a prior contractual commitment made by the Company to such Participant under the Plan in the form of Stock Units or Stock Appreciation Rights, or the net settlement of an Option.

(xxvii) "Shares" or "Stock" mean shares of the common stock of the Company, par value $.01, subject to any adjustments made under Section 7 of the Plan or by operation of law.

(xxviii) "Subsidiary" of the Company means any present or future subsidiary (as that term is defined in Section 424(f) of the Code, without regard to Section 424(f)'s limitation to corporations) of the Company An entity shall be deemed a subsidiary of the Company for purposes of this definition only for such periods as the requisite ownership or control relationship is maintained.

(xxix) "Substitute Awards" shall mean Awards granted in assumption of, or in substitution for, outstanding awards previously granted by a company acquired by the Company or with which the Company combines.

(xxx) "Termination of Service", "Terminate" or "Termination" occurs when a Participant ceases to be an Employee, Consultant or a Director of the Company and its Affiliates, as the case may be, for any reason; provided, however, that a Participant's change of status from Employee to Consultant or vice versa, or Employee to Director or vice versa, shall not constitute a Termination of Service unless otherwise determined by the Committee in writing. With respect to any Section 409A Covered Award, a Participant's Termination of Service means a Participant's "separation from service" (as such term is defined and used in Section 409A of the Code).

(xxxi) "Vest", "Vested", and "Vesting" means, with respect to any portion of an Award, that the Award will not be forfeited by the Participant pursuant to the provisions of this Plan in the event the Participant Terminates Service with the Company or any Affiliate; provided, however, that in the event the Award is based on the achievement of individual, divisional, corporate or other goals, the "Vesting" of the Award shall occur, except as otherwise determined by the Committee in writing, upon the later of (x) the date such Award is no longer forfeitable in the event the Participant Terminates Service with the Company or any Affiliate and (y) the date that achievement of the applicable goals is determined by the Committee.

(xxxii) "Vesting Date" with respect to any Award granted hereunder means the date on which such Award becomes Vested, as designated in or determined in accordance with the Plan and, subject to Section 5(F) hereof, with the Award Agreement. If more than one Vesting Date is designated for an Award, reference in the Plan to a Vesting Date in respect of such Award shall be deemed to refer to each part of such Award and the Vesting Date for such part.

(B) *Rules of Construction.* Where the context permits, words in any gender shall include the other gender, words in the singular shall include the plural, and the plural shall include the singular.



Section 3. Eligibility and Participation

(A)   The persons who shall be eligible to participate in the Plan and to receive Awards shall be such Employees (including Executive Officers), Consultants and Directors, as the Committee, in its sole discretion, shall select. Awards may be made to Eligible Individuals who hold or have held Awards under this Plan or any similar plan or other awards under any other plan of the Company. Holders of Options and other types of Awards granted by a company acquired by the Company or with which the Company combines are eligible for grant of Substitute Awards hereunder. Any member of the Committee shall be eligible to receive Awards while serving on the Committee.

(B)   Awards may be granted by the Committee at any time and from time to time to new Participants, or to then Participants, or to a greater or lesser number of Participants, and may include or exclude previous Participants, as the Committee shall determine. All Awards made to members of the Board shall be recommended by the Committee and approved by the full Board. Except as required by this Plan, Awards granted at different times need not contain similar provisions. The Committee's determinations under the Plan (including without limitation, determinations of which individuals, if any, are to receive Awards, the form, amount and timing of such Awards, the terms and provisions of such Awards and the agreements evidencing same) need not be uniform and may be made by it selectively among individuals who receive, or are eligible to receive, under the Plan.

Section 4. Stock Subject to Plan

(A)   Subject to the following provisions of this Section 4 and to the provisions of Section 7, the maximum number of Shares with respect to which any Awards may be granted, including Awards of Incentive Options as defined in Section 5(A)(i), during the term of the Plan (including Shares previously approved by the Company's shareholders) shall be 10,083,570. During any calendar year, no one individual (other than a Non-Employee Director) shall be granted, under this Plan, Awards with respect to more than 500,000 Shares. During any calendar year, no one Non-Employee Director shall be granted, under this Plan, Awards with a dollar value, measured as of the Date of Grant, which together with cash compensation paid to such Non-Employee Director for such calendar year, would exceed $750,000. Shares underlying Substitute Awards shall not reduce the number of Shares remaining available for issuance hereunder.

(B)   During the term of this Plan, the Company will at all times reserve and keep available the number of Shares that shall be sufficient to satisfy the requirements of this Plan. Shares will be made available from the currently authorized but unissued shares of the Company or from shares currently held or subsequently reacquired by the Company as treasury shares, including shares purchased in the open market or in private transactions.

(C)   The grant of any Award hereunder shall count, equal in number to the Shares represented by such Award, towards the share maximum indicated in Section 4(A). To the extent that (i) any outstanding Option for any reason expires, is terminated, forfeited or canceled without having been exercised, or if any other Award is forfeited or otherwise does not result in the delivery of Shares by the Company, and (ii) any Shares covered by an Award are not delivered because the Award is settled in cash, such Shares shall be deemed to have not been delivered and shall be restored to the share maximum. Notwithstanding the foregoing, the following Shares shall not become available for grant under the Plan: (i) Shares subject to an Option that are used to satisfy the exercise price of an Option, (ii) Shares surrendered or withheld to cover taxes due upon the vesting of an Award, (iii) Shares subject to a Stock Appreciation Right that are not issued or delivered as a result of the net, stock settlement of a Stock Appreciation Right, or (iv) Shares repurchased on the open market with the proceeds of the exercise price of an Option.

Section 5. Forms and Terms of Awards under the Plan

(A)   In General. The Committee may grant any of the following types of Awards, either singly or in combination with other Awards:

(i)   *Incentive Stock Options*. An incentive stock option (an "Incentive Option") is any Option that complies with the requirements of Section 422 of the Code.

(ii)   *Nonqualified Stock Options*. A nonqualified stock option (a "Nonqualified Option") is any Option that is not an Incentive Option.

(iii)   *Stock Appreciation Rights*. A Stock Appreciation Right is an Award in the form of a right to receive, upon surrender of the right, but without other payment an amount based on appreciation in the value of Stock over a base price established in the Award, at times and upon conditions (which may include a Change of Control) as may be approved by the Committee.

(iv)   *Stock Awards*. Stock awards may be in the form of Shares not subject to any restrictions or limitations imposed by this Plan ("Bonus Stock"), or of Restricted Stock. "Restricted Stock" is an Award of Shares that is issued to a Participant such that the Participant is thereupon the legal owner of such Shares with all of the attendant rights and privileges of ownership (unless otherwise provided in the accompanying Award Agreement), but remains subject to a risk of forfeiture of such ownership back to the Company for a period of time specified on the Date of Grant. Such forfeiture may be conditioned on the continued performance of services or on the achievement of individual, divisional, corporate, or other goals. Restricted Stock will also be subject to restrictions on transfer and such other restrictions on incidents of ownership as may be set forth in the Award Agreement, and for such period of time, as the Committee may determine.

(v)   *Stock Unit Awards*. A Stock Unit is an Award payable in cash or Stock and represented by a bookkeeping credit, in which both the number of Shares and the Settlement Date are fixed on the Date of Grant. The value of each Stock Unit equals the Fair Market Value of a share of Stock, as such value may change up to the date the Stock Unit is settled. Stock Units may be in the form of Stock Units not subject to any restrictions or limitations imposed by this Plan ("Deferred Stock Units"), or of "Restricted Stock Units", in which case, the settlement of the Award may be made contingent, in the sole discretion of the Committee, upon (A) solely continued service, (B) the achievement of individual, divisional, corporate, or other goals, and/or (C) other limitations or restrictions. Stock Units are not outstanding shares of Stock and do not entitle a Participant to voting or other rights or dividends with respect to Stock, unless and until actually paid out in the form of Stock. The restrictions and limitations imposed on Restricted Stock Unit Awards may vary among Participants and from year to year, and the Committee may assign varying titles to different forms of Restricted Stock Units.

(vi)   *Dividend Equivalents*. The Committee may, in its sole discretion, grant dividend equivalents in connection with any Award. Such dividend equivalents shall be converted to cash or additional Shares, or some combination thereof, by such formula and at such time and subject to such limitations as may be determined by the Committee. Notwithstanding the foregoing, dividend equivalents shall accrue and only be paid to the extent an Award becomes vested.



(B) *Provisions Applicable to All Forms of Awards*.

(i) Subsequent to the grant of any Award, the Committee may, at any time before the complete expiration of such Award, accelerate the time or times at which such Award may become nontransferable, exercisable and/or settled, in whole or in part.

(ii) To the extent that the Company is required to withhold any Federal, state or other taxes in respect of any compensation income realized by the Participant in respect of Shares acquired pursuant to an Award, or in respect of the exercise, settlement, or vesting of any such Awards, then, except as otherwise agreed between the Company and the Participant prior to the date of the required withholding, the Company shall deduct from either the Shares issuable or any payments of any kind otherwise due to such Participant the aggregate amount of such Federal, state or other taxes required to be so withheld; provided however, that if the Company deducts from the Shares issuable, the dollar value of the Shares deducted may not be greater than the amount required under the maximum applicable tax rate. If such payments are insufficient to satisfy such Federal, state or other taxes, then such Participant will be required to pay to the Company, or make other arrangements satisfactory to the Company regarding payment to the Company of, the aggregate amount of any such taxes. All matters with respect to the total amount of taxes to be withheld in respect of any such compensation income shall be determined by the Company in its sole discretion.

(C) *Provisions Applicable to Options and Stock Appreciation Rights*.

(i) Subject to the limitations of the Plan, the Committee shall designate from time to time those Eligible Individuals to be granted Options, the date when each Option shall be granted, the number of Shares subject to such Option, whether such Option is an Incentive Option or a Nonqualified Option, and the Exercise Price of the Option Shares. Options shall be evidenced by Agreements in such form and containing such terms and provisions not inconsistent with the provisions of the Plan as the Committee may from time to time approve. Each Optionee shall be notified of such grant and a written Agreement shall be delivered by the Company to the Optionee. Subject to the other provisions of the Plan, the same person may receive Incentive Options and Nonqualified Options at the same time and pursuant to the same Agreement, provided that Incentive Options and Nonqualified Options are clearly designated as such.

(ii) Option Agreements may provide that the grant of any Option under the Plan, or that Stock acquired pursuant to the exercise of any Option, shall be subject to such other conditions (whether or not applicable to an Option or Stock received by any other Optionee) as the Committee determines appropriate, including, without limitation, provisions conditioning exercise upon the occurrence of certain events or performance or the passage of time, provisions to assist the Optionee in financing the purchase of Stock through the exercise of Options, provisions for forfeiture, restrictions on resale or other disposition of shares acquired pursuant to the exercise of Options, provisions conditioning the grant of the Option or future Options upon the Optionee retaining ownership of Shares acquired upon exercise for a stated period of time, and provisions to comply with federal and state securities laws and federal and state income tax and other payroll tax withholding requirements.

(iii) The price at which Shares may be purchased upon exercise of an Option shall be fixed by the Committee on the Date of Grant and may not be less than 100% of the Fair Market Value of the Option Shares on the Date of Grant or, if specified by the Committee, on a date subsequent to the Date of Grant that is identified as the effective

 

date of the Award. All Options shall specify the term during which the Option may be exercised, which shall be in all cases ten years or less.

(iv) No Option may be exercised in part or in full before the date(s) therefore set forth in its terms, other than in the event of acceleration as provided in Section 5(B)(i) or Section 7. No Option may be exercised after the Option expires by its terms as set forth in the applicable Agreement. In the case of an Option that is exercisable in installments, installments that are exercisable and not exercised shall remain exercisable during the term of the Option. The grant of an Option shall impose no obligation on the Optionee to exercise such Option.

(v) No Option shall be transferable other than by will or the laws of descent and distribution, other than pursuant to an order issued by a court of competent jurisdiction in connection with the divorce or bankruptcy of the Participant. During the lifetime of the Optionee, the Option shall be exercisable only by such Optionee or his/her court-appointed legal representative or transferee. Notwithstanding anything herein to the contrary, the Committee may, in its sole discretion, provide in the applicable Agreement evidencing a Nonqualified Option that the Optionee may transfer, assign or otherwise dispose of an option (i) to his/her spouse, parents, siblings and lineal descendants, (ii) to a trust for the benefit of the Optionee and any of the foregoing, or (iii) to any corporation or partnership controlled by the Optionee, subject to such conditions or limitations as the Committee may establish to ensure compliance with any rule promulgated pursuant to the Exchange Act, or for other purposes. The terms applicable to the assigned Option shall be the same as those in effect for the Option immediately prior to such assignment and shall be set forth in such documents issued to the assignee as the Company may deem appropriate.

(vi) An Optionee or a transferee of an Option shall have no rights as a shareholder with respect to any Share covered by his/her Option until he/she shall have become the holder of record of such Share, and he/she shall not be entitled to any dividends or distributions or other rights in respect of such Share for which the record date is prior to the date on which he/she shall have become the holder of record thereof.

(vii) Without the consent of the shareholders of the Company, except as provided in Section 7(A) or in connection with the grant of Substitute Awards, the Committee shall have no authority to effect (i) the repricing of any outstanding Options under the Plan, (ii) the cancellation of any outstanding Options under the Plan and the grant in substitution therefor new Options or other Awards, in any case covering the same or different numbers of Shares that has the effect of an indirect repricing, or (iii) cashing out Options that have an Exercise Price greater than the then-Fair Market Value of the Shares.

(viii) The following additional provisions shall be applicable to Incentive Options, but only if, and to the extent, required by section 422 of the Code:

(a) Incentive Options shall be specifically designated as such in the applicable Agreement, and may be granted only to those Eligible Individuals who are both (i) Employees of the Company and/or a Subsidiary, and (ii) citizens or resident aliens of the United States.

(b) To the extent the aggregate Fair Market Value (determined as of the time the Option is granted) of the Stock with respect to which any Incentive Options granted hereunder may be exercisable for the first time by the Optionee in any calendar year (under this Plan or any other compensation plan of the Company or



any Subsidiary thereof) exceeds $100,000, such Options shall not be considered Incentive Options.

(c) No Incentive Option may be granted to an individual who, at the time the Option is granted, owns directly, or indirectly within the meaning of Section 424(d) of the Code, stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or of any Subsidiary thereof, unless such Option (i) has an exercise price of at least 110% of the Fair Market Value of the Stock on the Date of Grant of such option; and (ii) cannot be exercised more than five years after the Date of Grant.

(d) The Exercise Price for Incentive Options shall not be less than the Fair Market Value of the Stock on the Date of Grant.

(ix) Options that provide for the automatic grant of another Option upon exercise of the original Option ("Reload Options") may not be granted under the Plan.

(x) Each of the above provisions with respect to the granting, vesting, transferability, exercise and repurchase of Options, except to the extent they are applicable solely to (i) the actual purchase of stock and payment of consideration or (ii) Incentive Options, shall also apply to the grant of Stock Appreciation Rights by the Committee under the Plan.

(D) *Provisions Applicable to Certain Stock Awards and Stock Unit Awards.*

(i) Awards of Restricted Stock and Restricted Stock Units shall be subject to the right of the Company to require forfeiture of such Shares or rights by the Participant in the event that conditions specified by the Committee in the applicable Agreement are not satisfied prior to the end of the applicable vesting period established by the Committee for such Awards. Conditions for forfeiture (or repurchase) may be based on continuing employment or service or achievement of pre-established individual, divisional, corporate, or other goals.

(ii) A Stock Unit may provide the Participant with the right to receive dividend equivalent payments with respect to Stock subject to the Award, which payments shall be credited to an account for the Participant and only be paid after the Stock subject to the Award is earned, vested, or acquired, and may be settled in cash or Stock, as determined by the Committee. Any such settlements, and any such crediting of dividend equivalents or reinvestment in shares of Stock, may be subject to such conditions, restrictions and contingencies as the Committee shall establish, including the reinvestment of such credited amounts in Stock equivalents.

(iii) Shares represented by Restricted Stock Awards may not be sold, assigned, transferred, pledged or otherwise encumbered, except as permitted by the Committee, during the applicable vesting period. Such Shares shall be evidenced in such manner as the Committee may determine. Any certificates issued in respect of such Shares shall be registered in the name of the Participant and, unless otherwise determined by the Committee, deposited by the Participant, together with a stock power endorsed in blank, with the Company (or its designee). To the extent Shares of a Restricted Stock Award become nonforfeitable, the Company (or such designee) shall deliver such certificates to the Participant or, if the Participant has died, to the Participant's Beneficiary. Each certificate evidencing stock subject to Restricted Stock Awards shall bear an appropriate legend referring to the terms, conditions and restrictions applicable to such Award. Any attempt to dispose of stock in contravention of such

 

terms, conditions and restrictions shall be ineffective. During the restriction period and unless otherwise provided in the Agreement evidencing the Award, the Participant shall have all the rights of a shareholder for all such Shares, including the right to vote and the right to receive dividends thereon. Notwithstanding the foregoing, dividends shall accrue and only be paid to the extent Shares of a Restricted Stock Award become vested.

(E) *Provisions Applicable to Stock Units*. The Committee may provide in the terms of a Stock Unit for the elective deferral by the Participant of the receipt of the actual payment of cash or Stock otherwise due and payable to the Participant pursuant to such Award. In providing for such deferral, the Committee shall limit eligibility, and shall specify such rules regarding the timing and other features of the deferral, so as to comply with all applicable sections of ERISA, sections 409A and 457A of the Code, and the constructive receipt and similar doctrines of the internal revenue laws.

(F) *Minimum Vesting Periods*. Except with respect to five percent (5%) of the maximum number of Shares that may be issued under the Plan, as provided in Section 4(a), each Award shall vest on the basis of the Participant's continued performance of services or the attainment of performance goals. No Award which vests on the basis of the Participant's continued performance of services shall vest earlier than one year following the date of grant of such Award and no Award which vests on the basis of attainment of performance goals shall provide for a performance period of less than one year; provided, however, that such limitations shall not preclude the acceleration of vesting of such Award upon the death or Disability of the Participant, or in connection with a Change of Control.

Section 6. Exercises of Stock Options

(A) A Vested Option may be exercised in whole or in part at any time during the term of such Option as provided in the Agreement; provided, however, that (i) an Option may be exercised only while the Optionee is an Eligible Individual, and (ii) each partial exercise shall be for whole Shares only. Unless otherwise provided by Section 5(B)(i), Section 7 or in the Agreement, that portion of an Option that has not become Vested as of the date the Optionee ceases to be an Eligible Individual shall lapse and be null and void.

(B) An Option may be exercised to the extent of any or all full shares of Stock as to which the Option has become exercisable, by giving written or electronic notice of such exercise to the Company or the brokerage firm or firms approved by the Company to facilitate exercises and sales under this Plan, in accordance with the terms of the Option by the person entitled to exercise the Option in accordance with the procedures established by the Committee, its delegate and/or the brokerage firm approved by the Company, as applicable, and delivering full payment for the Shares with respect to which the Option is being exercised to the Company or the brokerage firm or firms, as applicable, along with full payment of all amounts which, under federal, state or other law, the Company is required to withhold upon exercise of the Option or adequate provision therefor.

(C) Except as noted in this paragraph, upon receiving notice of exercise and payment as set forth in Section 6(B) above, the Company will cause the Shares to be delivered to the Optionee (by delivery of a share certificate, electronic transfer or other lawful means), as soon as practicable, and shall evidence such transfer on the books and records of the Company. The Shares issued and delivered upon the exercise of an Option shall be fully paid and non-assessable. Shares shall not be issued pursuant to the exercise of an Option unless the exercise of such Option and the issuance and delivery of such Shares pursuant thereto shall comply with all relevant provisions of law, including, without limitation, the Securities Act of 1933, as amended, the



Exchange Act, the rules and regulations promulgated thereunder, and the requirements of any stock exchange upon which the Shares may then be listed, and shall be further subject to the approval of counsel for the Company with respect to such compliance.

(D)   The method or methods of payment of the purchase price for the Shares to be purchased upon exercise of an Option and of any amounts required for tax withholding purposes shall be determined by the Company and may consist of (i) cash, (ii) check, (iii) the tendering, by either actual delivery or by attestation, of whole shares of Stock, valued at Fair Market Value as of the day of exercise, (iv) through a special sale and remittance procedure pursuant to which the Optionee shall concurrently provide irrevocable written instructions to (a) a brokerage firm acceptable to the Company to effect the immediate sale of the purchased shares and remit to the Company, out of the sale proceeds available on the settlement date, sufficient funds to cover the aggregate exercise price payable for the purchased shares plus all applicable Federal, state and other employment taxes required to be withheld by the Company by reason of such exercise, and (b) the Company to deliver the certificates for the purchased Shares directly to such brokerage firm in order to complete the sale. The permitted method or methods of payment of the amounts payable upon exercise of an Option may be transacted by the Optionee or by a broker designated by him/her (other than a payment described in clause (iv) above), and, if other than in cash, shall be set forth in the applicable agreement or (v) such other means as may be approved by the Committee from time to time, including without limitation, by the withholding from the number of Shares otherwise issuable upon exercise of the Option that number of shares having an aggregate Fair Market Value on the date of exercise equal to the Exercise Price.

Section 7. Events Affecting Plan Reserve or Plan Awards

(A)   If (a) the Company subdivides its outstanding shares of Stock into a greater number of shares of Stock (including, without limitation, by stock dividend or stock split) or combines its outstanding shares of Stock into a smaller number of shares (by reverse stock split, reclassification or otherwise), or (b) any stock dividend, extraordinary cash dividend, reclassification, recapitalization, reorganization, split-up, spin-off, combination, exchange of shares, warrants or rights offering to purchase Stock, or other similar corporate event (including mergers or consolidations) affects the Stock such that the Committee determines that an adjustment is required in order to preserve the benefits or potential benefits intended to be made available under this Plan, then the Committee shall, in such manner as it may deem equitable and appropriate, make such adjustments to any or all of (i) the number of shares of Stock reserved for the Plan, (ii) the number of shares subject to outstanding Options and other Awards, (iii) the Exercise Price with respect to outstanding Options, and any other adjustment that the Committee determines to be equitable; provided, however, that the number of shares subject to any Option shall always be a whole number. The Committee may provide for a cash payment to any Participant of an Award in connection with any adjustment made pursuant to this Section 7.

(B)   Any such adjustment to an Option shall comply with Section 409A and any other applicable provisions of the Code and shall be made without a change to the total Exercise Price applicable to the unexercised portion of the Option (except for any change in the aggregate price resulting from rounding-off of share quantities or prices), and shall be final and binding upon all Participants, the Company, their representatives, and all other interested persons.

(C)   In the event of a Change in Control:

(i)   With respect to each outstanding Award that is assumed or substituted in connection with the Change in Control, in the event the Participant's employment or service is

 

terminated by the Company, its successor or an Affiliate thereof without Cause on or after the effective date of the Change in Control but prior to eighteen (18) months following the Change in Control, then:

(1)   any unvested or unexercisable portion of any Award carrying a right to exercise shall become fully vested and exercisable; and

(2)   the restrictions, deferral limitations, payment conditions and forfeiture conditions applicable to an Award granted under the Plan shall lapse and such Awards shall be deemed fully vested and any performance conditions imposed with respect to such Awards shall be deemed to be achieved at the Committee's then best estimate of actual performance.

(ii)   With respect to each outstanding Award that is not assumed or substituted in connection with a Change in Control, immediately upon the occurrence of the Change of Control:

(1)   if such Award is an Option granted one year or more prior to the Change in Control, any unvested or unexercisable portion of such Award shall become fully vested and exercisable and to the extent not exercised as of the Change in Control, shall terminate with respect to all remaining Shares subject to such Option;

(2)   if such Award is an Option granted less than one year prior to the Change in Control, such Award shall become fully vested and exercisable as to the number of Shares subject to such Option equal to (i) the number of Shares originally subject to such Option, multiplied by (ii) the number of whole months between the Grant Date and the Change in Control, divided by (iii) the number of months between the Grant Date and the date on which all Shares originally subject to such Option would have been fully vested and exercisable; and such Option shall terminate with respect to all remaining Shares subject to such Option.

(3)   if such Award is not an Option, such Award shall become fully vested and all restrictions, deferral limitations, payment conditions and forfeiture conditions applicable to such Award shall lapse immediately prior to the Change in Control and all Stock Unit Awards shall become immediately payable.

(iii)   For purposes of this Section 7(C), an Award shall be considered assumed or substituted if, following the Change in Control, the Award is of substantially comparable value and remains subject to substantially the same terms and conditions that were applicable to the Award immediately prior to the Change in Control except that, if the Award related to shares of Stock, the Award instead confers the right to receive cash or common stock of the acquiring or ultimate parent entity.

(iv)   Notwithstanding anything in this Section 7(C) to the contrary, with respect to any Award of Restricted Stock Units granted under this Plan that constitutes deferred compensation within the meaning of Section 409A of the Code, if the Change in Control does not constitute a "change in effective ownership or control" of the Company within the meaning of Section 409A of the Code, Restricted Stock Units shall vest as provided in this Section 7(C), but shall be payable to the Participant in accordance with the payment provisions of the applicable Award Agreement.

(D)   The Company may determine whether any given leave of absence constitutes a Termination of Service and, if it does not, whether the time spent on the leave will or will not be counted



as vesting credit; provided, however, that for purposes of the Plan (i) a leave of absence, duly authorized in writing by the Company, if the period of such leave does not exceed 90 days, and (ii) a leave of absence in excess of 90 days, duly authorized in writing by the Company, provided (a) the Employee's right to reemployment is guaranteed either by statute or contract, or (b) for the purpose of military service, shall not be deemed a Termination of Service.

(E) Each of the above provisions, to the extent applicable to Options, except to the extent they are applicable solely to (i) the actual purchase of stock and payment of consideration or (ii) Incentive Options, shall also apply to the grant of Stock Appreciation Rights by the Committee under the Plan.

Section 8. Administration

(A) The Plan shall be administered by the Talent and Compensation Committee of the Board unless a different committee is appointed by the Board.

(B) The Committee's administration of the Plan shall be subject to the following:

(i) Subject to the provisions of the Plan, the Committee will have the authority and discretion to select from among the Eligible Individuals those persons who shall receive Awards, to determine the time or times of receipt, to determine the types of Awards and the number of shares covered by the Awards, to establish the terms, conditions, performance criteria, restrictions, and other provisions of such Awards, and, subject to the restrictions of Section 11, to cancel or suspend Awards.

(ii) To the extent that the Committee determines that the restrictions imposed by the Plan preclude the achievement of the material purposes of the Awards in jurisdictions outside the United States, the Committee will have the authority and discretion to modify those restrictions as the Committee determines to be necessary or appropriate to conform to applicable requirements or practices of those jurisdictions.

(C) The Committee may delegate to one or more Directors or officers of the Company, or a committee of such Directors or officers, the authority, subject to such terms and limitations as the Committee shall determine, to grant Awards to, or to cancel, modify, waive rights with respect to, alter, discontinue, suspend or terminate Awards held by, Employees who are not officers or Directors of the Company for purposes of Section 16 of the Exchange Act provided, however, that any such delegation shall conform with applicable law and the requirements of any exchange on which the Company's securities are listed.

(D) The Company and its Affiliates shall furnish the Committee with such data and information as it determines may be required for it to discharge its duties. The records of the Company and its Affiliates as to an Employee's or Participant's employment (or other provision of services), Termination of Service, leave of absence, reemployment and compensation shall be conclusive on all persons unless determined to be incorrect. Participants and other persons entitled to benefits under the Plan must furnish to the Company such evidence, data, or information, as the Committee or the Company considers desirable to carry out the terms of the Plan.

(E) The Committee is authorized, subject to the provisions of the Plan, to construe and interpret the terms of the Plan and any Award granted hereunder, establish, amend and rescind such rules and regulations, as it deems necessary or advisable for the proper administration of the Plan and to take any such other action in connection with or in relation to the Plan, as it deems necessary or advisable. Each action and determination made or taken pursuant to the Plan by the Committee, including any interpretation or construction of the Plan, shall be final and conclusive for all purposes and upon all persons.

 

(F)   No member of the Committee or the Board shall be personally liable for any action, determination or interpretation made by him/her or the Committee or the Board in good faith with respect to the Plan or any Award granted pursuant thereto.

(G)   The Committee, the Company, and its officers and Directors, shall be entitled to rely upon the advice, opinions or valuations of any attorneys, consultants, accountants or other persons employed to assist them in connection with the administration of the Plan.

Section 9. Government Regulations and Registration of Shares

(A)   The Plan, and the grant and exercise of Awards hereunder, and the Company's obligation to sell and deliver stock under Options and Stock Appreciation Rights, shall be subject to all applicable federal and state laws, rules and regulations and to such approvals by any regulatory or governmental agency as may be required.

(B)   The obligation of the Company with respect to Awards shall be subject to all applicable laws, rules and regulations and such approvals by any governmental agencies as may be required, including, without limitation, the effectiveness of any registration statement required under the Securities Act of 1933, and the rules and regulations of any securities exchange or association on which the Stock may be listed or quoted.

(C)   With respect to persons subject to Section 16 of the Exchange Act, it is the intent of the Company that the Plan and all transactions under the Plan comply with all applicable provisions of Rule 16b-3 or its successors under the Exchange Act. In addition, it is the intent of the Company that Incentive Options comply with the applicable provisions of Section 422 of the Code and that, to the extent applicable, all Awards comply with the requirements of Section 409A of the Code. To the extent that any legal requirement of Section 16 of the Exchange Act or Section 422 or 409A of the Code as set forth in the Plan ceases to be required under such section, the Committee, in its sole discretion, may decide that the applicable Plan provision shall cease to apply. The Committee may revoke any Award if it is contrary to law, or may modify an Award to bring it into compliance with any valid and mandatory government regulation.

Section 10. Miscellaneous Provisions

(A)   *Rights of Company*. Nothing contained in the Plan or in any Agreement, and no action of the Company or the Committee with respect thereto, shall interfere in any way with the right of the Company or an Affiliate to terminate the employment of the Participant at any time, with or without cause. The grant of Awards pursuant to the Plan shall not affect in any way the right or power of the Company to make reclassifications, reorganizations or other changes of or to its capital or business structure or to merge, consolidate, liquidate, sell or otherwise dispose of all or any part of its business or assets.

(B)   *Designation of Beneficiaries*. Each Participant who shall be granted a Plan Award may designate a beneficiary or beneficiaries and may change such designation from time to time by filing a written designation of beneficiary or beneficiaries with the Company on a form to be prescribed by it, provided that no such designation shall be effective unless so filed prior to the death of such person.

(C)   *Participants Subject to Taxation Outside the United States*. The Committee may amend or modify the terms of the Plan or Awards with respect to Participants who reside or work outside the United States in order to conform such terms with the requirements of local law or tax law for a Participant and the Company. An award may be modified under this Section 10(C) in a



manner that is inconsistent with the express terms of the Plan, so long as such modifications will not contravene any applicable law or regulation or result in actual liability under Section 16(b) of the Act for the Participant whose award is modified. Additionally, the Committee may adopt such procedures and sub-plans as are necessary or appropriate to permit individuals eligible to participate in the Plan who are non-U.S. nationals or who reside or work outside the United States to participate in the Plan.

(D) *Exclusion from Benefit Computation*. By accepting an Award, unless otherwise provided in the applicable Agreement, each Participant shall be deemed to have agreed that such Award is special incentive compensation that will not be taken into account, in any manner, as salary, compensation or bonus in determining the amount of any payment under any health and welfare, pension, retirement or other employee benefit plan, program or policy of the Company or any Subsidiary. In addition, each Beneficiary of a deceased Participant shall be deemed to have agreed that such Award will not affect the amount of any life insurance coverage, if any, provided by the Company on the life of the Participant which is payable to such Beneficiary under any life insurance plan covering employees of the Company or any Subsidiary.

(E) *Use of Proceeds*. Proceeds from the sale of Shares pursuant to Options granted under this Plan shall constitute general funds of the Company.

(F) *Form and Time of Elections*. Unless otherwise specified herein, each election required or permitted to be made by any Participant or other person entitled to benefits under the Plan, and any permitted modification, or revocation thereof, shall be in writing filed with the Company at such times, in such form, and subject to such restrictions and limitations, not inconsistent with the terms of the Plan, as the Company shall require.

(G) *Unfunded Status*. Neither a Participant nor any other person shall, by reason or participation in the Plan, acquire any right in or title to any assets, funds or property of the Company or any Affiliate whatsoever, including, without limitation, any specific funds, assets, or other property which the Company or any Affiliate, in its sole discretion may set aside in anticipation of a liability under the Plan. A Participant shall have only a contractual right to the Stock or amounts, if any, payable under the Plan, unsecured by any assets of the Company or any Subsidiary, and nothing contained in the Plan shall constitute a guarantee that the assets of the Company or any Affiliate shall be sufficient to pay any benefits to any person.

(H) *Section 409A Compliance*. Although the Company does not guarantee the particular tax treatment of an Award granted under this Plan, Awards made under this Plan are intended to comply with, or be exempt from, the applicable requirements of Section 409A of the Code and this Plan and any Award agreement hereunder shall be limited, construed and interpreted in accordance with such intent. To the extent that any Award granted under the Plan constitutes "non-qualified deferred compensation" pursuant to Section 409A of the Code (a "Section 409A Covered Award"), it shall be paid in a manner that is intended to comply with Section 409A of the Code. In no event whatsoever shall the Company be liable for any additional tax, interest or penalties that may be imposed on a participant by Section 409A of the Code or any damages for failing to comply with Section 409A of the Code or this Section 15.6. Notwithstanding anything in the Plan or in an Award to the contrary, the following provisions shall apply to Section 409A Covered Awards:

   (i)   A termination of employment shall not be deemed to have occurred for purposes of any provision of a Section 409A Covered Award providing for payment upon or following a termination of the Participant's employment unless such termination is also a "Separation from Service" within the meaning of Code Section 409A and, for purposes of any such provision of Section 409A Covered Award, references to a "termination," "termination of employment" or like terms shall mean Separation from

 

Service. Notwithstanding any provision to the contrary in the Plan or the Award, if the participant is deemed on the date of the Participant's termination to be a "specified employee" within the meaning of that term under Code Section 409A(a)(2)(B) and using the identification methodology selected by the Company from time to time, or if none, the default methodology set forth in Code Section 409A, then with regard to any such payment under a Section 409A Covered Award, to the extent required to be delayed in order to avoid the imposition of taxes under Code Section 409A(a)(2)(B), such payment shall not be made prior to the earlier of (i) the expiration of the six (6)-month period measured from the date of the participant's Separation from Service, and (ii) the date of the participant's death. All payments delayed pursuant to this Section 15.6(a) shall be paid to the participant on the first day of the seventh month following the date of the participant's Separation from Service or, if earlier, on the date of the participant's death.

(ii) Whenever a payment under a Section 409A Covered Award specifies a payment period with reference to a number of days, the actual date of payment within the specified period shall be within the sole discretion of the Company.

(iii) If under the Section 409A Covered Award an amount is to be paid in two or more installments, for purposes of Code Section 409A, each installment shall be treated as a separate payment.

(I) *Recoupment. Dodd-Frank Clawback.* The Committee shall have full authority to implement any policies and procedures necessary to comply with Section 10D of the Exchange Act and any rules promulgated thereunder. Without limiting the foregoing, each Agreement evidencing Awards with performance conditions made to Employees who are at the Senior Vice President level or more senior shall include a provision which requires at a minimum that, in the event that:

(i) It is required under regulations adopted under the Dodd Frank Wall Street Reform and Consumer Protection Act;

(ii) the Company's financial statements covering the applicable performance period (the "Performance Period") are restated due to material non-compliance with financial reporting requirements within two years of the end of the Performance Period; or

(iii) the Committee determines, in consultation with the Company's Audit Committee, that there is a high likelihood that an out-of-period adjustment to the Company's financial statements covering the Performance Period would be deemed to be material because there is alleged misconduct of one or more participants hereunder associated with the adjustment and, absent the adjustment, the benefits payable hereunder to such participant(s) would be materially greater the Committee may require the Award holder to forfeit and/or repay an amount equal to the difference between the amount actually awarded pursuant to such Agreement based on the erroneous financial data and the amount of compensation that should have been awarded to the Award holder pursuant to such Agreement under the accounting restatement or the adjusted financial statements, as applicable, as determined by the Committee in its sole discretion taking into account those factors the Committee determines necessary or appropriate.

(J) *Data Privacy.* As a condition of receipt of any Award, each Participant explicitly and unambiguously consents to the collection, use, and transfer, in electronic or other form, of personal data as described in this Section by and among, as applicable, the Company and its Affiliates for the exclusive purpose of implementing, administering and managing the Plan and Awards and the Participant's participation in the Plan ("Plan Administration"). In furtherance of such implementation and administration, the Company and its Affiliates may hold certain



personal information about a Participant, including but not limited to, the Participant's name, home address, telephone number, date of birth, social security or insurance number or other identification number, compensation, nationality, job title, information regarding any securities of the Company or any of its Affiliates, and details of all Awards (the "Data"). In addition to transferring the Data among themselves as necessary for the purpose of Plan Administration, the Company and its Affiliates may each transfer the data to any third parties assisting the Company in Plan Administration. Recipients of the Data may be located in the Participant's country or elsewhere, and the Participant's country and any given recipient's country may have different data privacy laws and protections. By accepting an Award, each Participant authorizes such recipients to receive, possess, use, retain and transfer the Data, in electronic or other form, for the purposes of Plan Administration, including any requisite transfer of such Data as may be required to a broker or other third party with whom the Company or the Participant may elect to deposit any Shares. The Data related to a Participant will be held only as long as is necessary for Plan Administration. A Participant may, at any time, view the Data held by the Company with respect to such Participant, request additional information about the storage and processing of the Data with respect to such Participant, recommend any necessary corrections to the Data with respect to the Participant, or refuse or withdraw the consents herein in writing, in any case without cost, by contacting his or her local human resources representative. The Company may cancel the Participant's eligibility to participate in the Plan, and in the Company's discretion, the Participant may forfeit any outstanding Awards in the Participant refuses or withdraws the consents described herein. For more information on the consequences of refusal to consent or withdrawal of consent, Participants may contact their local human resources professional.

Section 11. Term; Amendment and Termination; Stockholder Approval of this Plan

(A) *Term*. The Plan in this form shall be effective as of the date of the annual shareholders meeting in 2022 (the "Effective Date") if the Company's shareholders approve of the Plan. Subject to Section 11(B) hereof, no Awards may be granted under the Plan after April 11, 2032, but Awards granted prior to such date may, and the Committee's authority to administer the terms of such Awards shall, extend beyond that date.

(B) *Amendment and Termination*. The Committee may at any time terminate, suspend or discontinue this Plan. The Committee may amend this Plan at any time, provided that no such amendment shall be made without the approval of the Company's stockholders (a) to the extent that such approval is required by applicable law or by the listing standards of any applicable exchange(s) on or after the adoption of this Plan, (b) to the extent that such amendment would materially increase the number of securities which may be issued under the Plan, (c) to the extent that such amendment would materially modify the requirements for participation in the Plan or (d) to the extent that such amendment would permit or would result in the purchase of any or all outstanding Options with an Exercise Price greater than the Fair Market Value of a Share of Stock or repricing of any Options under the Plan.

The Committee may at any time alter or amend any or all Award Agreements under this Plan to include provisions, or to effect a result, that would be authorized for a new Award under this Plan, so long as such an amendment would not require approval of the Company's shareholders if such amendment were made to the Plan. Notwithstanding the foregoing, except as may be provided in Section 7(C), no such action by the Board or the Committee shall, in any manner adverse to a Participant, affect any Award then outstanding without the consent in writing of the affected Participant.

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Miami, Florida
royalcaribbean.com
1050 Caribbean Way
Miami, FL 33132

    